Exhibit 99.50

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of the securities only in those jurisdictions where such securities may be lawfully offered for sale and, in such jurisdictions, only by persons permitted to sell such securities. The securities offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any of the securities laws of any state of the United States and, subject to certain exceptions, may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable United States state securities laws. This short form prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Head of Investor Relations and Marketing of Enthusiast Gaming (as defined herein) at Suite 805, 90 Eglinton Avenue East, Toronto, Ontario, M4P 2Y3, telephone (416) 623-9360 and are also available electronically at www.sedar.com.

New Issue	August 26, 2020

SHORT FORM PROSPECTUS

ENTHUSIAST GAMING HOLDINGS INC.

$15,000,000

10,000,000 Common Shares

This short form prospectus qualifies the distribution (the “Offering”) of 10,000,000 common shares (the “Common Shares”) in the capital of Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) at a price of $1.50 per Common Share for aggregate gross proceeds of $15,000,000. The Common Shares qualified hereunder (including the Common Shares issuable pursuant to the exercise of the Over-Allotment Option (as defined herein)): (i) do not include any of the Common Shares constituting the Share Consideration (as defined herein); and (ii) are referred to herein as the “Offered Shares”.

On August 6, 2020, Enthusiast Gaming entered into a definitive share purchase agreement (the “Acquisition Agreement”) with Blue Ant Media Solutions Inc. (the “Vendor”) in order to acquire all of the issued and outstanding shares of Omnia Media Inc. (“Omnia”) in consideration of: (a) an aggregate cash payment of $11,000,000, such cash payment being comprised of: (i) $9,100,000 (the “Closing Cash Payment”) payable to the Vendor on closing of the Acquisition; (ii) $1,400,000 (being the Canadian dollar equivalent of the PPP Amount (as defined herein)) (the “PPP Escrow Amount”) payable into escrow in connection with the PPP Loan (as defined herein); and (iii) $500,000 (the “WC Holdback Amount”, and together with the Closing Cash Payment and the PPP Escrow Amount, the “Cash Consideration”) payable upon satisfaction of customary working capital adjustments in accordance with the terms of the Acquisition Agreement; (b) the issuance of a promissory note in favour of the Vendor in aggregate amount of $5,750,000 (the “Promissory Note”); and (c) the issuance to the Vendor of 18,250,000 Common Shares (the “Share Consideration”), all as more particularly described in this short form prospectus (the “Acquisition”). See “Omnia Media Inc.” and “The Acquisition”.

Enthusiast Gaming intends to use the total net proceeds of the Offering (including any realized from the exercise of the Over-Allotment Option): (a) if the Acquisition closes: (i) to fund the Cash Consideration; (ii)

i

for certain costs related to the Acquisition which are estimated to be $1,350,000 and are comprised of: $900,000 for M&A advisory services and $450,000 for professional fees; and (iii) for general corporate purposes in the amount of $1,350,000 (without including the exercise of the Over-Allotment Option); or (b) if the Acquisition does not close: (i) for certain costs related to the Acquisition which are estimated to be $450,000 relating to professional fees; (ii) $5,000,000 for other strategic acquisitions which are not yet identified by Enthusiast Gaming; and (iii) for general corporate purposes and to expand the existing operations of Enthusiast Gaming in the amount of $7,350,000 (without including the exercise of the Over-Allotment Option). See “Use of Proceeds”.

The terms of the Offering and the offering price for the Offered Shares, were determined by negotiation between the Company and Canaccord Genuity Corp. (“Canaccord” or the “Lead Underwriter”), on its own behalf and on behalf of Paradigm Capital Inc. and Haywood Securities Inc. (together with the Lead Underwriter, the “Underwriters”). See “Plan of Distribution”.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “EGLX”. On August 5, 2020, the last trading day prior to the public announcement of the Offering and the Acquisition, the closing price of the Common Shares on the TSX was $1.58. The TSX has conditionally approved the listing of the Offered Shares (including the Offered Shares issuable on exercise of the Over-Allotment Option) distributed under this short form prospectus on the TSX. Listing is subject to the Company fulfilling all of the requirements of the TSX on or before November 10, 2020.

Price: $1.50 per Common Share

	Price to the Public	Underwriting Fee(1)	Proceeds to the Company(2)

Per Offered Share	$1.50	$0.09	$1.41
Total(4)	$15,000,000	$900,000	$14,100,000
Notes:

(1)

Pursuant to the terms of the Underwriting Agreement (as defined herein), the Company has agreed to pay to the Underwriters a fee (the “Underwriting Fee”) equal to 6.00% of the gross proceeds of the Offering. The Underwriters will also be reimbursed for their legal and other expenses. See “Plan of Distribution”.

(2)

After deducting the Underwriting Fee, but before deducting the expenses of the Offering, estimated to be $400,000, which, together with the Underwriting Fee, will be paid from the gross proceeds of the Offering.

(3)

The Company has granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 1,500,000 Common Shares at a price of $1.50 per Common Share on the same terms and conditions as the Offering, exercisable any time and, from time to time, in whole or in part, until and including the date that is 30 days following closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. A purchaser who acquires Offered Shares forming part of the Underwriters’ over-allocation position acquires those Offered Shares under this short form prospectus, regardless of whether the Underwriters’ over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, the “Underwriting Fee” and the “Net Proceeds” (before deducting expenses of the Offering) will be $17,250,000, $1,035,000 and $16,215,000, respectively. This short form prospectus also qualifies for distribution of the Over-Allotment Option and the issuance of Common Shares pursuant to the exercise thereof. See “Plan of Distribution” and the table below. Where applicable, references to the “Offering” and “Offered Shares” include the Over-Allotment Option and the Common Shares issuable on exercise thereof.

(4)	Assumes no exercise of the Over-Allotment Option.

The following sets forth the number of Common Shares that may be issued pursuant to the Over-Allotment Option:

Underwriters’ Position	Maximum Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	1,500,000 Common Shares	At any time until and including 30 days after the Closing Date (as defined herein)	$1.50 per Common Share

The Underwriters, as principals, conditionally offer the Offered Shares qualified under this short form prospectus, subject to prior sale, if, as and when issued by Enthusiast Gaming and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under the heading “Plan of Distribution” and subject to approval of certain legal matters on behalf of the Company by Norton Rose Fulbright Canada LLP, Toronto, Ontario and on behalf of the Underwriters by Stikeman Elliott LLP, Toronto, Ontario.

Enthusiast Gaming’s head office is located at 90 Eglinton Avenue East, Suite 805, Toronto, Ontario M4P 2Y3, and its registered and records office is located at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia, V6B 0M3.

Subscriptions for the Offered Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about August 31, 2020, or such other date as may be agreed upon by the Company and the Underwriters (the “Closing Date”), but in any event not later than 42 days after the date of the final receipt for this short form prospectus. See “Plan of Distribution – Offering”. The Offering is not conditional upon closing of the Acquisition. See “Risk Factors – Risks Relating to the Acquisition” and “Plan of Distribution”.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail on the open market in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Offered Shares initially at the offering price specified above. After a reasonable effort has been made to sell all of the Offered Shares at the price specified herein, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any reduction will not affect the proceeds received by the Company. See “Plan of Distribution”.

An investment in the Offered Shares is subject to a number of risks that should be considered by a prospective investor. Investors are urged to read the information under the headings “Risk Factors” and “Forward-Looking Information” herein, as well as the information under the headings “Risk Factors” and “Forward-Looking Information” in the AIF (as defined herein), “Other Risks and Uncertainty” and “Cautionary Statement Regarding Forward-Looking Information” in each of the 2019 Annual MD&A (as defined herein) and the Q2 2020 MD&A (as defined herein). Investors should also consult with their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment in the Offered Shares.

Canaccord and/or its affiliates from time to time have provided in the past, and may provide in the future, investment banking, financial advisory, broker-dealer and commercial banking services to the Company and its subsidiaries and affiliates in the ordinary course of business for which they have received, or may receive, customary fees and commissions, including in connection with Canaccord providing financial advisory services in respect of: (i) the Former Enthusiast Debenture Offering (as defined herein) in respect of which Canaccord received 540 compensation warrants to acquire Former Enthusiast Debenture Units (as defined herein); and (ii) the Acquisition, for which it is expected to receive a separate M&A advisory fee in respect of the Acquisition of approximately $900,000. These fees are in addition to the Underwriting Fee described herein. Accordingly, the Company may be considered a “connected issuer”, as such term is defined in National Instrument 33 -105 – Underwriting Conflicts, of Canaccord for the purposes of applicable securities legislation in each of the provinces of Canada. See “Relationship Between the Company and Certain Underwriters”. The gross proceeds of the Offering will be used to pay the Underwriting Fee to be allocated to the Underwriters pursuant to the terms of the Underwriting Agreement and it is anticipated that a portion of the net proceeds of the Offering will be used to pay the M&A advisory fees owing to Canaccord in connection with the Acquisition. See “Use of Proceeds”. The decision to offer the Offered Shares was made solely by the Company and the terms upon which the Offered Shares are being offered were determined by arm’s length negotiations between the Company and the Underwriters.

TABLE OF CONTENTS

GENERAL MATTERS	2
PRESENTATION OF FINANCIAL INFORMATION	2
MARKET AND INDUSTRY DATA	3
NON-GAAP FINANCIAL MEASURES	3
INFORMATION REGARDING OMNIA	4
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	4
DOCUMENTS INCORPORATED BY REFERENCE	7
ENTHUSIAST GAMING	8
OMNIA MEDIA INC.	10
THE ACQUISITION	12
CONSOLIDATED CAPITALIZATION	23
USE OF PROCEEDS	24
GENERAL DESCRIPTION OF SHARE CAPITAL	28
PLAN OF DISTRIBUTION	29
RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN UNDERWRITERS	32
ELIGIBILITY FOR INVESTMENT	32
PRIOR SALES	33
RECONCILIATION OF NON-GAAP MEASURES	34
RISK FACTORS	35
LEGAL MATTERS	41
INTEREST OF EXPERTS	42
PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS	42
GLOSSARY OF TERMS	43
APPENDIX “I” – EXECUTIVE COMPENSATION	I-1
SCHEDULE “A” – CARVE-OUT FINANCIAL STATEMENTS IN RESPECT OF NEW OMNIA MEDIA GAMING CORPORATION	A-1
SCHEDULE “B” – PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS IN RESPECT OF ENTHUSIAST GAMING	B-1
CERTIFICATE OF THE COMPANY	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

GENERAL MATTERS

In this short form prospectus, unless otherwise specified or the context otherwise requires, reference to “we”, “us”, “our”, “its”, “Company” or “Enthusiast Gaming” means Enthusiast Gaming Inc. and its subsidiaries.

Prospective investors should rely only on the information contained or incorporated by reference in this short form prospectus. The Company has not authorized any person, and the Underwriters are not authorized, to provide information that differs from the information contained herein. If any person provides prospective investors with additional or different or inconsistent information, including information or statements in media articles about the Company and the Acquisition, prospective investors should not rely on it. The Company does not, and the Underwriters do not, take any responsibility for, and can provide no assurance as to the reliability of, any information that others may give you.

The Company is not, and the Underwriters are not, offering the Offered Shares in any jurisdiction in which the Offering is not permitted. This short form prospectus is not an offer to sell or a solicitation of an offer to buy the Offered Shares in any jurisdiction where it is unlawful.

The information contained in this short form prospectus is accurate on the date of this short form prospectus. The Company’s business, financial condition, results of operations and prospects, and the business, financial condition, results of operations and prospects of Omnia may have changed since the date of this short form prospectus. Subject to the Company’s obligations under applicable Canadian securities laws, the information contained in this short form prospectus is accurate only as of the date of this short form prospectus regardless of the time of delivery of this short form prospectus or of any sale of the Offered Shares.

In this short form prospectus and the documents incorporated by reference in this short form prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are stated in Canadian dollars. All references to “dollars” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.

Unless otherwise indicated, all financial information included in this short form prospectus and the documents incorporated by reference in this short form prospectus has been prepared in accordance with IFRS (as defined herein), which is within the framework of IFRS (as defined herein) as issued by the International Accounting Standards Board incorporated into the Chartered Professional Accountants (CPA) Handbook – Part 1.

The information contained on, or accessible through, Enthusiast Gaming’s website is not incorporated by reference into this short form prospectus and is not, and should not be considered to be, a part of this short form prospectus unless it is explicitly so incorporated.

Certain capitalized terms and phrases used in this short form prospectus are defined in “Glossary Terms” beginning on page 7.

PRESENTATION OF FINANCIAL INFORMATION

The Company publishes its consolidated financial statements in Canadian dollars. In this short form prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to “US$” are to United States dollars and references to “Cdn$” and “$” are to Canadian dollars.

The business of Omnia is conducted in the United States and its revenues and expenses are denominated in U.S. dollars. Accordingly, the carve-out financial statements of New Omnia Media Gaming Corporation included in this short form prospectus are presented in U.S. dollars and have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The following table reflects the high and low rates of exchange for one U.S. dollar, expressed in Canadian dollars. During the periods noted, the rates of exchange at the end of such periods and the average of such rates of exchange on each day of such periods, are based on the Bank of Canada daily average rate of exchange:

	Years Ended December 31
	2019	2018	2017
Low	1.3038	1.2288	1.2128
High	1.3600	1.3641	1.3743
Period End	1.2988	1.3642	1.2545
Average Rate	1.3269	1.2957	1.2986

On August 25, 2020, the daily average rate of exchange as reported by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = Cdn $1.3194.

MARKET AND INDUSTRY DATA

This short form prospectus includes market and industry data and forecasts that were obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the applicable markets in which Enthusiast Gaming will operate (including management’s estimates and assumptions relating to the industry based on that knowledge). Certain of these third-party sources are proprietary, subscription, payment-based or otherwise not available to the public, including data provided by ComScore as contained herein. Management’s knowledge of esports and gaming media and events, including the industry in Canada and the U.S., has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data.

NON-GAAP FINANCIAL MEASURES

There are measures included in this short form prospectus and documents incorporated by reference that do not have a standardized meaning under GAAP and therefore may not be comparable to similarly-titled measures and metrics presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In particular, “working capital” (or, when referring to a negative working capital “working capital deficiency”), “Adjusted EBITDA”, and “revenue per view” (“RPV”) are non-GAAP measures. Enthusiast Gaming includes these measures because it believes certain investors use these measures and metrics as a means of assessing financial performance and that such measures highlight trends in the Company’s financial performance that may not otherwise be apparent when one relies solely on GAAP measures.

The non-GAAP measures presented in the short form prospectus and documents incorporated by reference are as follows:

•	“Working capital” (or, when referring to a negative working capital “working capital deficiency”), which refers to current assets minus current liabilities;

•	“Adjusted EBITDA”, which represents net income before interest, income taxes, depreciation and amortization, with potential adjustments for certain non-core or non-operational items; and

•

“RPV” which is measured as the Company’s media revenue plus certain categories of esports revenue including sponsorship and streaming revenue, the sum of which is then divided by the average monthly viewers over the indicated period. In the case of an interim three-month period, the quotient is multiplied by four to produce an annualized figure.

The above non-GAAP measures should be read in conjunction with the section entitled

‘‘Reconciliation of Non-GAAP Measures”.

INFORMATION REGARDING OMNIA

Certain information included in this short form prospectus pertaining to Omnia, has been furnished by Omnia. With respect to this information, the Company has relied exclusively upon Omnia, without independent verification by the Company. Although the Company does not have any knowledge that would indicate that such information is untrue or incomplete, except as required by law, neither the Company nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by Omnia to disclose events or information that may affect the completeness or accuracy of such information. For the avoidance of doubt, nothing stated in this paragraph operates to relieve the Company from liability for any misrepresentation contained in this short form prospectus under applicable Canadian securities law. See “Risk Factors – Information provided with respect to Omnia”.

For further information regarding Omnia, please refer to “Omnia Media Inc.” and “The Acquisition”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus and the documents incorporated by reference in this short form prospectus contain certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable Canadian and U.S. securities laws.

In addition to the cautionary statement below, with respect to forward-looking information contained in the documents incorporated by reference herein, prospective purchasers should refer to “Forward-Looking Information” in the AIF (as defined herein), ”Cautionary Statement Regarding Forward-Looking Information” in each of the 2019 Annual MD&A (as defined herein) and Q2 2020 MD&A (as defined herein), as well as to the advisories section of any documents incorporated by reference in this short form prospectus that are filed after the date hereof.

Forward-looking information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “intends”, “may” and similar expressions. Forward-looking information in this short form prospectus include references to: the anticipated proceeds (and related fees) of the Offering and the intended use of such proceeds; the anticipated completion of the Acquisition and timing thereof; matters related to the closing of each of the Offering and the Acquisition, including the fees, terms, mechanics and timing thereof; the expected Acquisition Consideration (as defined herein) issuable pursuant to the Acquisition (including any escrow or holdback in respect thereof); the receipt of required regulatory and other approvals for each of the Offering and the Acquisition, including Stock Exchange Approval (as defined herein); the characteristics of the business, financial condition, results of operations and prospects of Enthusiast Gaming and Omnia and the anticipated benefits of the Acquisition; the anticipated magnitude of annual cost saving and synergies resulting from the Acquisition (and the ability to realize on such synergies); the anticipated effect of the Acquisition on the Company’s operations, financial condition, size, reach and overall strategy; and the Company’s and Omnia’s growth strategy, opportunities and drivers and their ability to realize thereon, future acquisitions, the ability to increase monetization, including through the direct-sales model.

The forward-looking information included in this short form prospectus is based on the Company’s current expectations, estimates, projections and assumptions. Such forward-looking information has been made by Enthusiast Gaming in light of information available at the time the statements were made and reflect Enthusiast Gaming’s experience and its perception of historical trends, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies (including the ability of Enthusiast Gaming to remove duplicative functions such as accounts in research, ad serving accounts, finance, reporting of third party contracts, banking and transaction fees, public relations fees, software licences, consolidation of accounts generally, payroll, and other benefits and savings through volume discounts, preferential rates as a result of increased scale and buying power and cost reductions on advertising technology services); that the user base of Enthusiast Gaming’s and Omnia’s distribution channels will continue to grow, the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; that success in the esports and media industry will continue to depend on expertise and premium content which has historically driven more advertising dollars; that major brands will increasingly gravitate towards advertising to the key 18-35 year old demographic through the esports and media industry, that this demographic will be one that continues to be important in the minds of advertisers and that Enthusiast Gaming will be able to increasingly target the major brands to advertise through its network; the receipt of all regulatory and other approvals for the Acquisition, including Stock Exchange Approval and satisfaction of other closing conditions relating to the Acquisition in the manner and on the time frames contemplated; the successful completion of the Acquisition and the anticipated benefits of the Acquisition; future capital expenditures to be made by the Company; views on the website properties and channels for the combined business following the Acquisition will be accretive (equalling at least the sum of Enthusiast Gaming and Omnia today), and that there will not be a drop in such views or the views in premium content future cash flows from operations; future sources of funding for the Company’s development program; the Company’s future debt levels; the effect of competition on the Company; and the Company’s ability to obtain future financing on acceptable terms.

Forward-looking information is not a guarantee of future performance and involves a number of associated risks and uncertainties, some that are similar to other companies in the same industry as the Company and some that are unique to Enthusiast Gaming. Actual results may differ materially from those expressed or implied by the forward-looking information included herein, and prospective purchasers are cautioned not to place undue reliance on such forward-looking information. Although the Company believes that the expectations represented by such forward-looking information is reasonable, there can be no assurance that such expectations will prove to be correct and the Company makes no representation that actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information. There are a number of risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking information, including: notwithstanding the Company’s current intentions regarding its use of the net proceeds of the Offering, there may be circumstances where a reallocation of the net proceeds may be necessary, depending on future operations, unforeseen events or whether future growth opportunities arise; risks relating to the COVID-19 outbreak; the Acquisition may not close within the anticipated time or at all and may not have the benefits currently anticipated by Enthusiast Gaming (including potential synergies); the inability to obtain regulatory approvals, including the Stock Exchange Approval; the Offering may not be completed within the anticipated timeframe or at all and the closing mechanics related to the Offering may vary from those described herein; unforeseen difficulties in integrating Omnia’s operations with those of the Company; unforeseen liabilities associated with the assets of Omnia; operating and capital costs (including potential increases associated with integrating Omnia’s business); general economic, market and business conditions; competition for, among other things, capital, the acquisition of resources and skilled personnel; actions by governmental authorities, including changes in government regulation and taxation; the availability of capital on acceptable terms; risks arising from future acquisition activities; risks associated with establishing and maintaining systems of internal controls; additional indebtedness; volatility in the market price of the Common Shares; the effect that the issuance of additional securities by the Company could have on the market price of the Common Shares; failure to engage or retain key personnel; failure by counterparties to make payments or perform their operational or other obligations to the Company in compliance with the terms of contractual arrangements between the Company and such counterparties; failure for the esports and media market to continue to grow or attract advertisers, advertiser preferences changing away from premium content or the esports and media market generally; the failure of the direct-sales model to drive revenue; the ability to expand into new distribution channels or the failure of such channels to maintain or expand their user base; the combined business will be unable to sustain its growth or lose views; the ability to attract and retain new talent, and such talent’s ability to attract and retain viewers; global financial conditions, including fluctuations in interest rates, foreign exchange rates and stock market volatility; and discretion in the use of proceeds of the Offering. Prospective purchasers are cautioned that the foregoing list of important risks and uncertainties is not exhaustive. You should also carefully consider the matters discussed under “Risk Factors” in this short form prospectus. Prospective purchasers are also urged to refer to the heading “Risk Factors” in the AIF and the heading “Cautionary Statement Regarding Forward-Looking Information” in each of the 2019 Annual MD&A and Q2 2020 MD&A, each as incorporated by reference herein, and to all other applicable risk factors described in other documents incorporated by reference herein for information respecting further important risks and uncertainties relating to the Company. Copies of these documents are available without charge from the Company or electronically under the Company’s profile on SEDAR at www.sedar.com.

This short form prospectus and the documents incorporated by reference herein contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about Enthusiast Gaming pro forma results of operations, including following the Acquisition and Offering, relating to, inter alia, revenue, costs and expenses, cash flow (including cash flow from operations), net debt / debt servicing payments, future acquisitions and capital expenditures, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraphs. FOFI contained herein was made as of the date of this short form prospectus and was provided for the purpose of providing further information about the Company’s current expectations and future plans and expectations relating to the future. The actual results of operations and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. Management believes that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. Enthusiast Gaming disclaims any intention or obligation to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, except as required by law. Investors are cautioned that the FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein.

The forward-looking information contained herein is made as of the date of this short form prospectus. Except as required by applicable securities law, neither the Company nor the Underwriters undertakes any obligation to update publicly or otherwise revise any forward-looking information or the foregoing list of risks and assumptions affecting those statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing list of risk factors is not exhaustive. The forward-looking information and forward-looking information contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Head of Investor Relations and Marketing of the Company at Suite 805, 90 Eglinton Avenue East, Toronto, Ontario, M4P 2Y3, telephone (416) 623-9360. These documents are also available electronically on SEDAR at www.sedar.com.

The following documents, which have been filed with the securities commission or similar authority in each of the provinces of British Columbia, Alberta, and Ontario, are specifically incorporated by reference in, and form an integral part of, this short form prospectus:

(a)	the annual information form of the Company dated March 30, 2020 for the year ended December 31, 2019 (the “AIF”);

(b)	the audited annual consolidated financial statements of the Company and the notes thereto for the fiscal years ended December 31, 2019 and 2018, together with the auditors’ report thereon;

(c)	management’s discussion and analysis of the financial condition and results of operations of the Company for the year ended December 31, 2019 (the “2019 Annual MD&A”);

(d)

the unaudited condensed consolidated financial statements (restated) of the Company and the notes thereto for the three and six months ended June 30, 2020 and 2019 (with the exception of the notice of no auditor review);

(e)	management’s discussion and analysis (restated) of the financial condition and results of operations of the Company for the three and six months ended June 30, 2020 (the “Q2 2020 MD&A”);

(f)	the management information circular dated July 23, 2019 relating to the Company’s annual general and special meeting of shareholders held on August 26, 2019; and

(g)	the material change report of the Company dated August 11, 2020.

Any documents of the type described in Section 11.1(1) of Form 44-101F1 – Short Form Prospectus Distributions, if filed by the Company with the securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and before the closing of the Offering, are deemed to be incorporated by reference in this short form prospectus. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this short form prospectus and the documents incorporated or deemed to be incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

ENTHUSIAST GAMING

General Development of the Business

Enthusiast Gaming is the resulting issuer following: (i) a three-cornered amalgamation (the “Amalgamation”) involving J55 Capital Corp. (“J55”), 11305751 Canada Inc. (“Newco”) and Aquilini GameCo Inc. (“GameCo”); and (ii) a plan of arrangement (the “Arrangement”) involving J55 and Former Enthusiast, each completed on August 30, 2019.

J55 was formed by articles of incorporation filed under the British Columbia Business Corporations Act on June 27, 2018, and following its initial public offering, was a capital pool company (“CPC”) listed on the TSXV. Both NewCo and GameCo were incorporated under the laws of Canada, on March 13, 2019 and August 29, 2018, respectively. Former Enthusiast was incorporated pursuant to the Ontario Business Corporations Act on February 27, 2017.

On August 30, 2019, J55 completed the Amalgamation pursuant to an amalgamation agreement between J55 and GameCo dated May 30, 2019, as amended on June 19, 2019 (the “Amalgamation Agreement”). Pursuant to the Amalgamation Agreement, J55 acquired all of the outstanding securities of GameCo in exchange for securities of J55. The Amalgamation constituted J55’s qualifying transaction (the “Qualifying Transaction”) in accordance with the policies of the TSXV.

Immediately prior to the closing of the Amalgamation, J55 completed a share consolidation (the “First Consolidation”), consolidating its outstanding common shares (the “J55 Shares”) on the basis of 1.25 pre- First Consolidation shares for every one post-First Consolidation share.

Immediately following the completion of the Amalgamation, J55 and Former Enthusiast completed the Arrangement pursuant to an arrangement agreement dated May 30, 2019 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement, J55 acquired all of the outstanding securities of Former Enthusiast.

Immediately prior to the closing of the Amalgamation and the Arrangement (altogether, the “Transactions”), GameCo completed the acquisition of Luminosity Gaming Inc. (“Luminosity Canada”) and Luminosity Gaming (USA) LLC (“Luminosity USA”, altogether “Luminosity”).

Following closing of the Transactions, J55 changed its name to “Enthusiast Gaming Holdings Inc.”, effective September 5, 2019.

On January 27, 2020, Enthusiast Gaming graduated to the TSX from the TSXV. The Enthusiast Gaming Shares began trading on the TSX under the ticker symbol “EGLX”.

See “Recent Developments” below.

Intercorporate Relationships

The following table describes the subsidiaries of Enthusiast Gaming, their place of incorporation, continuance or formation, and the percentage of voting securities that are beneficially owned, controlled or directed by the Company.

Subsidiary	Jurisdiction of Incorporation	Percentage of Votes Attached to All Voting Securities
Aquilini GameCo Inc.	Canada	100% (direct)
Enthusiast Gaming Properties Inc.	Canada	100% (direct)
Luminosity Gaming Inc.	Canada	100% (indirect)
Luminosity Gaming (USA) LLC	USA	100% (indirect)
Enthusiast Gaming Inc.	Canada	100% (indirect)
Enthusiast Gaming Live Inc.	Canada	100% (indirect)
Enthusiast Gaming Media Inc.	Canada	100% (indirect)
Enthusiast Gaming Media (US) Inc.	USA	100% (indirect)
Enthusiast Gaming Media Holdings Inc.	Canada	100% (indirect)
Enthusiast Gaming Media II Holdings Inc.	Canada	100% (indirect)
Enthusiast Gaming Media III Holdings Inc.	Canada	100% (indirect)
Enthusiast Gaming (TSR) Inc.	Canada	100% (indirect)
Enthusiast Gaming TSR Sweden AB	Sweden	100% (indirect)
Hexagon Games Corp.	Canada	100% (indirect)
Enthusiast Gaming (PG) Inc.	Canada	100% (indirect)
Steel Media Limited	England and Wales	100% (indirect)
GameCo eSports USA Inc.	USA	100% (indirect)

Summary Description of the Business

Enthusiast Gaming provides a platform of communities comprised of media, esports and events for gamers and esports fans. Enthusiast Gaming does not engage in online gambling. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites1 and 900 YouTube channels2 which collectively reach 160 million visitors monthly3. The media platform generates over 30 billion ad requests and approximately a billion views per month.4 Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise5 that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Additional information on Enthusiast Gaming’s business is contained in the AIF under the headings “General Development of the Business” and “Description of the Business” which is incorporated by reference in this short form prospectus.

1 Aggregated from the Company’s digital media platform as of May 2020.

2 Aggregated from the Company’s digital media platform as of May 2020.

3 Calculated based on data provided by Google Analytics as of May 2020.

4 Calculated based on data provided by Google Analytics as of May 2020.

5 Luminosity Gaming has a fan base of over 50 million fans measured by the total social media reach of its players and content creators. Luminosity was the 8th most talked about esports team on Twitter as of April 2020.

Recent Developments

See Appendix “I” for details regarding the Company’s executive compensation.

Significant announcements during the six months ended June 30, 2020 and subsequent to the second quarter are set out below.

Date	Description
January 27, 2020	The Company commenced trading on the TSX, graduating from the TSXV.
February 6, 2020	The Company announced record-breaking attendance at its Pocket Gamer Connects mobile gaming event in London, United Kingdom held in January 2020.
March 19, 2020	The Company announced that it signed an exclusive representation agreement with MC PEDL, one of the largest Minecraft online communities in the world.
March 24, 2020	The Company announced that it signed an exclusive advertising representation agreement with Fextralife, a video game news resource and gaming hub focused on the RPG genre as well as innovative games.
April 8, 2020	The Company announced that it launched its first Pocket Gamer Connects Digital conference, which took place from April 6 – 10, 2020 on its online event platform.
May 6, 2020

The Company announced a new partnership with gaming energy drink brand G FUEL, to build an integrated marketing campaign that leverages the full Enthusiast Gaming platform and its reach of over 200 million gamers.

July 28, 2020

The Company announced a new partnership with athletic tape brand, SpiderTech. The partnership will be seen across Enthusiast Gaming’s entire platform through user-generated content, and online entertainment and advertising, and extend to Luminosity Gaming and its esports sponsorships, influencer roster, events, and media advertising.

August 6, 2020

The Company announced the Acquisition and the Offering. The Company also announced it received confirmation of a one-year extension (the “Extension”) on the terms of its $20 million secured loan (the “Facility”). The Facility, entered into on August 2, 2019, had an original maturity date of August 2, 2021. Following the Extension, the Facility will have a maturity date of September 6, 2022. The Extension is subject to the satisfaction or waiver by the lender of certain conditions precedent, including the completion of the Acquisition and Offering.

OMNIA MEDIA INC.

Omnia is a privately held company incorporated pursuant to the laws of Delaware and focussing on the creation, distribution, and exploitation of owned and talent-produced gaming-related content, as well as the representation and management of underlying talent. It is a 100% controlled subsidiary of the Vendor.

The address of Omnia’s principal place of business is 600 Corporate Pointe, Culver City, California 90230. Omnia has over 20 full-time staff.

History

Omnia was incorporated pursuant to the laws of Delaware in 2012 and became a wholly-owned subsidiary of the Vendor in 2016. Omnia has invested in gaming and gaming culture, with the channel acquisitions of Arcade Cloud, BCC Gaming, and Wisecrack. Omnia has produced long-form videos for

YouTube Red, including Kings of Atlantis and Sideman. Most recently, Omnia has focused on transitioning to more digital platforms, including Snapchat, and expanding its talent management services.

Business Overview of Omnia

Omnia’s principal business activities include the creation, distribution, and exploitation of owned and talent-produced gaming-related video content, as well as the representation and management of underlying talent. Omnia generates advertising revenue from its External Talent Network, its Owned & Operated Content, as well as through Direct Brand Sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers. Omnia has three main operating activities:

•

The External Talent Network relates to the distribution of talent-produced video content on YouTube, where such content is primarily monetized through Google AdSense as well as other platforms such as Snapchat and Facebook and other OTT (over-the-top) and AVOD (advertising based video on demand) services.

•	Owned & Operated Content relates to the creation, distribution and exploitation of video content for owned channels on YouTube and other social media platforms.

•	Direct Sales relates to contracting directly with consumer brands to produce custom content and is typically supplemented with paid media for customer activations.

Omnia produces and programs over 30 weekly shows across AVOD and OTT channels and represents over 500 gaming influencers across YouTube and Twitch. Its distribution network reaches over 90 million unique viewers and has a significant U.S. market inventory of over 1,000 channels, over 600 million subscribers and over 3.2 billion monthly total video views6.

Omnia’s main assets include short form video content, podcasts, and brands related to the Owned & Operated Content brands and channels. These include BCC Gaming, Arcade Cloud, GTA Today, The Squad, AC News, The Countdown, Wisecrack, and Best Cod Clips.

Industry Overview

Omnia operates in gaming and game culture content distribution as well as providing talent management services for gaming content creators. Content is distributed globally based on each platform’s global reach. Content is monetized either through subscription or advertising.

Omnia was first established as a YouTube Certified multi-channel network service provider. Traditional services included audience development, content programming, creator collaborations, digital rights management, monetization, and sales. Omnia now focuses on other platforms and creating its own videos through its Owned & Operated Content segment.

Operational Overview

Omnia’s services in the External Talent Network segment include management, content distribution across various digital platforms, platform management, and content funding. The Owned & Operated Content segment includes creating animated, live action, gameplay and listicles short form video, to be monetized on digital platforms.

Management

Management includes Austin Long (Talent and Sales), Greg Kampanis (Owned Brands), Wyatt

6 Based on internal figures and figures furnished by ComScore, Inc. as of April 2020.

Delgado (Media Operations), Kat Dallons (Project Manager, Custom), Roarke Boes (Content Operations), and Chris Durgin (Animation).

Marketing

Omnia markets itself as a leader in gaming and gaming culture, through the distribution of Owned & Operated Content, while integrating brands into the viewer experience. Omnia has a base of YouTube channel subscribers, which provides advertisers with access to its core demographic (males and females aged 13 to 24).

Competition

Omnia’s traditional competition is other YouTube certified multi-channel networks (including IGN and Studio71), whereby only certified companies can monetize channels through Google Adsense. With the expansion of the Owned & Operated Content segment, direct competitors now include other corporate channels, or individual gaming and gaming culture channels and brands.

Recent Developments

Omnia has undertaken the following recent activities:

•	Expanded the BCC Gaming channel to include games beyond Fortnite, with the launch of GTA Today and Call of Duty;

•	Launched Arcade Cloud News channel, and Console Wars series on Snapchat; and

•	Signed a new 6-year lease in Los Angeles, California at 600 Corporate Pointe, Culver City, California 90230.

THE ACQUISITION

On August 6, 2020, the Company entered into the Acquisition Agreement with the Vendor. Pursuant to the Acquisition Agreement, the Company agreed to acquire the legal and beneficial ownership in the Omnia Shares in consideration for the Acquisition Consideration (as defined below). The Acquisition Consideration is payable by the Company to the Vendor at closing of the Acquisition and consists of:

•	Aggregate cash payments in the amount of $11,000,000, being comprised of

○	the Closing Cash Payment, in the amount of $9,100,000;

○	the PPP Escrow Amount, in the amount of $1,400,000 (being the Canadian dollar equivalent of the PPP Amount, payable into escrow in connection with the PPP Loan;

○	the WC Holdback Amount, in the amount of $500,000 to satisfy customary working capital adjustments in accordance with the terms of the Acquisition Agreement;

•	the Promissory Note, in the amount of $5,750,000; and

•	the Share Consideration, being the issuance of 18,250,000 Common Shares (collectively, the “Acquisition Consideration”).

On the Acquisition Closing Date, the Vendor will deposit the PPP Escrow Amount with the Escrow Agent pursuant to an escrow agreement to be entered into on the Acquisition Closing Date in form and substance satisfactory to the Company and the Vendor, unless the PPP Loan Forgiveness Statement is received by Omnia prior to the Acquisition Closing Date. If by the Escrow Release Date:

•

the Vendor delivers notice to the Company that the Vendor, has paid, on behalf of Omnia, the full amount owing by Omnia under the PPP Loan and such PPP Loan is discharged in full, then the Escrow Agent will pay by wire transfer of immediately available funds the Escrowed Funds to the Vendor within 5 business days of receiving such notice and pay to the Vendor any interest accrued on such funds; or

•

Omnia receives the PPP Loan Forgiveness Statement, then the Escrow Agent will pay by wire transfer of immediately available funds the amount (plus all interest accrued on such amount), if any, by which the amount of the Escrowed Funds exceeds the difference between (a) the amount outstanding on the PPP Loan (including all interest, fines penalties, charges, surcharges and other amounts owing in connection therewith) on or after maturity less (b) the amount forgiven under the PPP Loan, to the Vendor within 5 business days of receiving such notice and will deliver the remaining amount (plus all interest accrued on such amount) of the Escrowed Funds (if any) to the Company by wire transfer of immediately available funds.

If an Escrow Release Event does not occur by the Escrow Release Date, the Acquisition Consideration will be reduced by the PPP Escrow Amount and the Escrowed Funds, together with all interest accrued on such funds will be released to the Company and the Company will have full and exclusive benefit thereto. The receipt by the Company of the Escrowed Funds will be the sole and exclusive remedy of the Company, Omnia and their respective former, current or future security holders, financing sources, agents, managers, directors, officers or affiliates (in respect of any matter relating to the PPP Loan), and following receipt of the Escrowed Funds, neither the Company nor any such other persons will be entitled to bring or maintain any claim, action or proceeding against the Vendor or any of its security holders, financing sources, managers, agents, directors, officers or affiliates arising out of or in connection with the PPP Loan, whether under the Acquisition Agreement or otherwise.

As of the close of trading on August 5, 2020, based on the price per Offered Share of $1.50, this implies deemed total consideration of $44.1 million (assuming payment of the PPP Loan). Closing of the Acquisition (the “Acquisition Closing Date”), is expected to occur on or about August 31, 2020, and is subject to customary closing conditions as set forth in the Acquisition Agreement, including the accuracy of representations and warranties, the performance of covenants and the closing of the Offering. See “The Acquisition Agreement” below.

Enthusiast Gaming intends to use the total net proceeds of the Offering (including any realized from the exercise of the Over-Allotment Option): (a) if the Acquisition closes: (i) to fund the Cash Consideration; (ii) for certain costs related to the Acquisition which are estimated to be $1,350,000 and are comprised of: $900,000 for M&A advisory services and $450,000 for professional fees; and (iii) for general corporate purposes in the amount of $1,350,000 (without including the exercise of the Over-Allotment Option); or (b) if the Acquisition does not close: (i) for certain costs related to the Acquisition which are estimated to be $450,000 relating to professional fees; (ii) $5,000,000 for other strategic acquisitions which are not yet identified by Enthusiast Gaming; and (iii) for general corporate purposes and to expand the existing operations of Enthusiast Gaming in the amount of $7,350,000 (without including the exercise of the Over-Allotment Option). See “Use of Proceeds”.

As of the date hereof, the Share Consideration represents approximately 24.95% of Enthusiast Gaming’s issued and outstanding Common Shares on a non-diluted basis prior to the completion of the Acquisition and the Offering. Immediately following the completion of the Acquisition and the Offering (assuming the Over-Allotment Option is exercised in full), it is expected that the Vendor will hold approximately 18.0% of the issued and outstanding Common Shares on a non-diluted basis. The TSX has conditionally approved the listing of the Offered Shares (including the Offered Shares issuable on exercise of the Over-Allotment Option) distributed under this short form prospectus on the TSX. Listing is subject to the Company fulfilling all of the requirements of the TSX on or before November 10, 2020. Closing of the

Acquisition is conditional on closing of the Offering; however, closing of the Offering is not conditional on closing of the Acquisition. See “Risk Factors – Risks Relating to the Acquisition”.

The board of directors of the Vendor, as the sole shareholder of Omnia, has reviewed and approved the Acquisition, subject to the conditions set forth in the Acquisition Agreement. No further approvals of the Acquisition are required from the Vendor or Omnia.

A copy of the Acquisition Agreement has been filed on SEDAR and may be viewed under the Company’s profile at www.sedar.com.

Rationale for the Acquisition

The Acquisition is expected to provide significant strategic benefits including the following key highlights:

•

Creates One of the Largest Gaming Media Platforms in North America – The combined entity is expected to be one of the largest gaming media platforms in North America with approximately 100+ web properties, approximately 1,000+ YouTube channels, approximately 300 million monthly visitors and approximately 4.2 billion monthly views[7];

•

Expected Revenue Synergies – Material revenue synergies are expected going forward given the ability to cross-sell talent, content and subscription offerings along with new revenue streams (such as custom content and entertainment offerings);

•

Expansion into New Distribution Channels – Extension into new distribution channels, including Snapchat, Roku and Samsung. Distribution channels are expected to include, but are not limited to, Snapchat, Twitch, Amazon, Roku, Samsung and Twitter; and

•

Expected Cost Saving and Synergies – Expected annual cost saving and synergies of approximately $500,000 – $1,000,000 via overhead cost reduction, preferential rates as a result of increased scale and buying power and cost reductions on advertising technology services.

Operational Highlights of the Acquisition

The Acquisition of Omnia contributes a number of benefits to Enthusiast Gaming, each of which directly enhances Enthusiast Gaming’s core strategy:

•

More Viewers – Through its digital properties and assets, Omnia generates approximately 3.2 billion in monthly views[8] and approximately 90 million in unique monthly visitors[9]. This has created a large portfolio of U.S.-focused advertising inventory which Omnia then monetizes.

•

More Content – With a production team consisting of ten content creators and animators based out of Los Angeles, Omnia produces approximately 30 gaming shows per week for distribution. The expertise Omnia has developed in the creation and delivery of premium content has been a contributor to their continued growth and remains a competitive advantage moving forward.[10]

7 Based on internal figures and figures furnished by ComScore, Inc. as of April 2020.
8 Based on internal figures and figures furnished by YouTube studio statistics as of May 2020.

9 Based on internal figures and figures furnished by ComScore, Inc. as of April 2020.

10 Omnia has created content and operated its YouTube network for six years, maintaining 900-1000 YouTube channels consistently for the past three years.

•

Ad Sales and Subscriptions – Omnia’s track record of creating premium inventory presents a large opportunity for increased monetization via direct sales due to the added ability to meet client demand for video advertising. Selling advertising inventory directly to brands creates additional margin accretion as advertisers can charge a much higher price than traditional programmatic sales. As the number of brand customers increases, this in turn is expected to drive more influencers to Omnia in addition to allowing Omnia to expand into additional revenue generation opportunities such as subscription-based formats and concepts.

•

New Revenue Streams – Omnia currently has a growing portfolio of Owned & Operated Content including brands such as BCC Gaming, Arcade Cloud, GTA Today, The Squad, AC News, The Countdown and Wisecrack. These assets are Owned & Operated Content of Omnia and the Board of Directors is of the view that they will allow Enthusiast Gaming to introduce additional revenue streams to increase the monetization of assets. In addition to Omnia’s Owned & Operated Content, they represent a network of over 500 gaming influencers[11] which they monetize via talent management services, e-commerce and content licensing. The Board of Directors is of the view that Omnia’s experience in these areas are expected to help Enthusiast Gaming to introduce additional revenue streams to its existing portfolio of digital assets.

•

Improved Analytics for Advertising – Following completion of the Acquisition, the combined entity is expected to possess an extensive data set for mining which in turn is expected to drive improved analytics and an improved ability for advertisers to target specific demographics.[12]

Effect of the Acquisition on the Company

Financial Statements

Schedule “A” to this short form prospectus contains: (i) an annual carve-out statement of financial position as at August 31, 2019 (audited), 2018 (unaudited), and 2017 (unaudited), carve-out statements of operations and comprehensive income (loss), carve-out statements of net investment and carve-out statements of cash flows of New Omnia Media Gaming Corporation for the years ended August 31, 2019 (audited), 2018 (unaudited) and 2017 (unaudited), and the related notes to such carve-out financial statements, and the auditor’s report thereon for the year ended August 31, 2019; (ii) an unaudited interim condensed carve-out statement of financial position of New Omnia Media Gaming Corporation as at May 31, 2020, and interim condensed carve-out statements of operations and comprehensive income (loss) for the three and nine months ended May 31, 2020 and 2019, interim condensed carve-out statements of net investment and interim condensed carve- out statements of cash flows for the nine months ended May 31, 2020 and 2019; and (iii) the related notes to such financial statements.

Schedule “B” to this short form prospectus contains: (i) a pro forma consolidated statement of financial position of Enthusiast Gaming as at June 30, 2020 that gives effect to the Acquisition as if it had taken place on June 30, 2020; (ii) a pro forma consolidated interim statement of loss and comprehensive loss for the six month period ended June 30, 2020 that gives effect to the Acquisition as if it had taken place on January 1, 2019; (iii) a pro forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2019 that gives effect to the Acquisition as if it had taken place on January 1, 2019; and (iv) the notes thereto.

Selected Pro Forma Consolidated Financial Information

The following is a summary of selected financial information for the Company and Omnia on a pro forma consolidated basis following the completion of the Acquisition. The following is a summary only and

11 Based on internal figures and figures furnished by YouTube studio statistics as of May 2020.

[12]	Based on internal figures and figures furnished by ComScore, Inc. as of April 2020.

must be read in conjunction with the carve-out financial statements of New Omnia Media Gaming Corporation and the unaudited pro forma consolidated financial statements of the Company contained herein. See “– Financial Statements” above. The unaudited pro forma consolidated financial statements are not necessarily reflective of the financial position that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

Year Ended	Enthusiast Gaming ($)	New Omnia Media Gaming Corporation ($)	Pro Forma ($)
December 31, 2019

Total Gross Revenue	12,209,326	79,691,298	91,900,624
Operating Expenses	25,399,717	7,614,926	33,014,643
Net loss and comprehensive loss	78,546,427	36,153	80,911,080

The Combined Business

The Acquisition will make Enthusiast Gaming one of the largest gaming media, esports and entertainment platforms in North America by users and visitors13, with over 100 affiliated web properties, over 1,000 YouTube channels, more than 26 million YouTube subscribers on owned and operated channels and over 500 gaming influencers.

Following the Acquisition, the Board of Directors is of the view that Enthusiast Gaming’s portfolio is expected to reach over one billion views on website properties and over 4.2 billion views across all channels monthly, with over 75% of views being premium video content. 14 The combination also provides expansion opportunities into new distribution channels on Snapchat, Twitch, Amazon, Roku, Samsung and Twitter. The Acquisition is expected to be immediately accretive to Enthusiast Gaming.

Enthusiast Gaming continues to evaluate potential acquisitions of all types of gaming, esports and other related assets and/or companies. Enthusiast Gaming is regularly in the process of evaluating several potential acquisitions at any one time, which, individually or together, could be material. As of the date hereof, Enthusiast Gaming has not reached agreement on the price or terms of any potential material acquisition, other than as disclosed herein. Enthusiast Gaming cannot predict whether any current or future opportunities will result in one or more acquisitions for Enthusiast Gaming. In addition to the Offering, Enthusiast Gaming may, in the future, complete financings of equity or debt (which may be convertible into equity) for purposes that may include financing of acquisitions, Enthusiast Gaming’s operations and capital expenditures and repayment of indebtedness.

The Acquisition Agreement

The following description is a summary only, does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Acquisition Agreement, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com.

The Acquisition will be effected pursuant to the Acquisition Agreement. The Acquisition Agreement was negotiated at arm’s length and contains covenants, representations and warranties of and from each of the Vendor and the Company and various conditions precedent with respect to the Vendor and the Company. Unless all of such conditions are satisfied or waived by the party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Acquisition will not proceed. It is a condition to completion of the Acquisition that the Offering is completed; however, the Offering is not conditional upon completion of the Acquisition. See “Risk Factors – Risks Related to the Acquisition”.

13 Based on internal figures and figures furnished by ComScore, Inc. as of April 2020.

14 Based on internal figures and figures furnished by ComScore, Inc. as of April 2020.

The following is a summary of certain provisions of the Acquisition Agreement.

Consideration

At closing of the Acquisition, the consideration payable by the Company to the Vendor will consists of the Acquisition Consideration as follows:

•	Aggregate cash payments in the amount of $11,000,000, being comprised of

○	the Closing Cash Payment, in the amount of $9,100,000;

○	the PPP Escrow Amount, in the amount of $1,400,000 (being the Canadian dollar equivalent of the PPP Amount, payable into escrow in connection with the PPP Loan;

○	the WC Holdback Amount, in the amount of $500,000 to satisfy customary working capital adjustments in accordance with the terms of the Acquisition Agreement;

•	the Promissory Note, in the amount of $5,750,000; and

•	the Share Consideration, being the issuance of 18,250,000 Common Shares (collectively, the “Acquisition Consideration”).

On the Acquisition Closing Date, the Vendor will deposit the PPP Escrow Amount with the Escrow Agent pursuant to an escrow agreement to be entered into on the Acquisition Closing Date in form and substance satisfactory to the Company and the Vendor, unless the PPP Loan Forgiveness Statement is received by Omnia prior to the Acquisition Closing Date. If by the Escrow Release Date:

•

the Vendor delivers notice to the Company that the Vendor, has paid, on behalf of Omnia, the full amount owing by Omnia under the PPP Loan and such PPP Loan is discharged in full, then the Escrow Agent will pay by wire transfer of immediately available funds the Escrowed Funds to the Vendor within 5 business days of receiving such notice and pay to the Vendor any interest accrued on such funds; or

•

Omnia receives the PPP Loan Forgiveness Statement, then the Escrow Agent will pay by wire transfer of immediately available funds the amount (plus all interest accrued on such amount), if any, by which the amount of the Escrowed Funds exceeds the difference between (y) the amount outstanding on the PPP Loan (including all interest, fines penalties, charges, surcharges and other amounts owing in connection therewith) on or after maturity less (z) the amount forgiven under the PPP Loan, to the Vendor within 5 business days of receiving such notice and will deliver the remaining amount (plus all interest accrued on such amount) of the Escrowed Funds (if any) to the Company by wire transfer of immediately available funds.

If an Escrow Release Event does not occur by the Escrow Release Date, the Acquisition Consideration will be reduced by the PPP Escrow Amount and the Escrowed Funds, together with all interest accrued on such funds will be released to the Company and the Company will have full and exclusive benefit thereto. The receipt by the Company of the Escrowed Funds will be the sole and exclusive remedy of the Company, Omnia and their respective former, current or future security holders, financing sources, agents, managers, directors, officers or affiliates (in respect of any matter relating to the PPP Loan), and following receipt of the Escrowed Funds, neither the Company nor any such other persons will be entitled to bring or maintain any claim, action or proceeding against the Vendor or any of its security holders, financing sources, managers, agents, directors, officers or affiliates arising out of or in connection with the PPP Loan, whether under the Acquisition Agreement or otherwise.

As of the close of trading on August 5, 2020, based on the price per Offered Share of $1.50, this implies deemed total consideration of approximately $44.1 million (assuming payment of the PPP Loan).

Representations and Warranties

The Acquisition Agreement includes customary representations and warranties for a transaction of this nature, including representations and warranties of Omnia with respect to: incorporation and corporate power, corporate authorizations, no conflict with authorizations, laws, etc., no conflict with material contracts, required authorizations, required consents, execution and binding obligation, authorized and issued capital, title to purchased shares, no other agreements to purchase, dividends and other distributions, officers and directors, unanimous shareholders agreement, corporate records, subsidiaries, qualification, conduct of business in ordinary course, compliance with laws, business authorizations, sufficiency of assets, title to the assets, no options, etc., owned property, leases and leased property, environmental matters, material contracts, no breach of material contracts, related party transactions, intellectual property, accounts receivable, books and records and internal financial controls, financial statements and internal controls, no undisclosed liabilities, bank accounts and powers of attorney, customers and suppliers, insurance, litigation or other claims, taxes, employee matters, employee benefit plans, information technology systems, privacy laws, no brokers’ fees, etc., anti-corruption and lender consent.

The Acquisition Agreement contains customary representations and warranties made by the Company with respect to: incorporation and corporate power; corporate authorization; no conflict with authorizations, laws, etc., required purchaser authorizations, execution and binding obligation, capitalization, reporting status and securities laws matters, listing, public filings, no undisclosed liabilities, Investment Canada Act, no brokers’ fees, etc., representations to the Underwriters, financing commitment and financing.

Covenants

The Acquisition Agreement contains customary covenants of Omnia and the Company commencing from the date of the Acquisition Agreement and ending upon the earlier of the closing of the Acquisition and the termination of the Acquisition Agreement (the “Closing Period”). The covenants of the Vendor include, among others: access, confidentiality, conduct of business prior to closing, actions to satisfy closing conditions, transfer of purchased shares, consents, filings and authorizations, notice of untrue representation or warranty, exclusive dealing, books and records, financing, filings, Non-Gaming Reorganization, resignations and transitional matters.

The Acquisition Agreement also includes covenants of the Company as follows (among others): confidentiality, Company conduct prior closing, actions to satisfy closing conditions, filings and authorizations, notice of untrue representations or warranties, financing, Non-Gaming Reorganization and PPP Loan.

Closing Conditions

Company’s Closing Conditions

The obligation of the Company to complete the Acquisition is subject to the following conditions to be fulfilled or performed at or prior to closing of the Acquisition, which conditions are for the exclusive benefit of the Company and may be waived, in whole or in part, by the Company in its sole discretion:

(a)	the representations and warranties of the Vendor set forth in the Acquisition Agreement will be true and correct;

(b)	the Vendor will have fulfilled, performed or complied in all material respects with all covenants contained in the Acquisition Agreement to be fulfilled, performed or complied with by it at or prior to closing of the Acquisition;

(c)

all Required Consents (as defined in the Acquisition Agreement) and Authorizations (as defined in the Acquisition Agreement) will have been obtained on terms acceptable to the Company, acting reasonably;

(d)

no action or proceeding will be pending by any person (other than the Vendor, the Company, Omnia or any of their respective affiliates) in any jurisdiction, to enjoin, restrict or prohibit: (i) any of the transactions contemplated by the Acquisition Agreement or any of the Ancillary Agreements; (ii) the right of the Company to acquire or own the Omnia Shares; or (iii) the right of Omnia to operate its business after closing of the Acquisition on substantially the same basis as currently operated;

(e)	the conditions to complete the Offering in the Underwriting Agreement will have been satisfied;

(f)

(i) there will have not occurred between the date of the Acquisition Agreement and the Acquisition Closing Date a net loss of Existing Talent (including notice that such Existing Talent intends to terminate its relationship with Omnia) which contribute more than 10% to Omnia’s revenue unless such Existing Talent is replaced with new talent such that the net decline in revenue is no more than 10%; and (ii) certain persons will continue to be employed by Omnia in their current capacity (unless such persons cease to be employed by Omnia as a result of death or disability);

(g)	the Vendor will have furnished the Company with the agreements, certificates and other instruments and documents required pursuant to Section 7.1(g) of the Acquisition Agreement;

(h)

since the date of the Acquisition Agreement, no law, proposed law or any change in any law or in the interpretation or enforcement of any law will have been enacted which would prevent the Company from completing the transaction contemplated in the Acquisition Agreement or any of the Ancillary Agreements or to prevent the operation of Omnia’s business after closing of the Acquisition on substantially the same basis as currently operated;

(i)	no material adverse change in respect of Omnia will have occurred from the date of execution of the Acquisition Agreement to the closing time; and

(j)	the Stock Exchange Approval will remain in effect, unamended.

Vendor’s Closing Conditions

The obligation of the Vendor to complete the Acquisition is subject to the following conditions to be fulfilled or performed at or prior to closing of the Acquisition, which conditions are for the exclusive benefit of the Vendor and may be waived, in whole or in part, by the Vendor in its sole discretion:

(a)	the representations and warranties of the Company set forth in the Acquisition Agreement will be true and correct;

(b)

the Company will have fulfilled, performed or complied in all material respects with all covenants contained in the Acquisition Agreement to be fulfilled, performed or complied with by it at or prior to closing of the Acquisition;

(c)	the Stock Exchange Approval will remain in effect, unamended;

(d)

no action or proceeding will be pending by any person (other than the Company, the Vendor, the Company or any of their respective affiliates) in any jurisdiction, to enjoin, restrict or prohibit any of the transactions contemplated by the Acquisition Agreement or any of the Ancillary Agreements;

(e)	the Company will have completed the Offering;

(f)	the Company will have furnished the Vendor with the agreements, certificates and other instruments and documents required pursuant to Section 7.2(f) of the Acquisition Agreement;

(g)

since the date of the Acquisition Agreement, no law, proposed law or any change in any law or in the interpretation or enforcement of any law will have been enacted which would prevent the Vendor from completing the transaction contemplated in the Acquisition Agreement or any of the Ancillary Agreements; and

(h)

since the date of the Acquisition Agreement, there will not have occurred any effects or changes that, when considered individually or in the aggregate, are materially adverse to: (a) the business, condition (financial or otherwise) or results of operations of the Company; or (b) the ability of the Company to perform its obligations under the Acquisition Agreement or to consummate the transactions contemplated thereby; provided that, such materially adverse effects or changes contemplated will not include any effects or changes, directly or indirectly, arising out of or attributable to: (A) general economic or political conditions; (B) conditions generally affecting the industries in which the Company operates; (C) any changes in financial or securities markets in general; (D) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (E) general outbreaks of illness (including the COVID-19 pandemic); (F) any action required or permitted by the Acquisition Agreement; (G) any changes or proposed changes in applicable laws or accounting rules or principles, including IFRS; or (H) the public announcement, pendency or completion of the Acquisition; provided that, in the case of (A), (B), (C), (D), (E) and (G), such effect or change does not impact the business, financial condition or result of operations of the Company disproportionately, relative to other companies operating in the industry in which the Company operates.

Termination

In addition, subject to certain exceptions and limitations, either the Company or Omnia may terminate the Acquisition Agreement:

(a)

if the Acquisition is not consummated by the Acquisition Outside Date, by written notice to the other party so long as the party seeking to so terminate has not breached in any material respect its obligations under the Acquisition Agreement that have contributed to the failure to close;

(b)

if there has been a violation or breach by a party of any covenant, representation and warranty or other agreement contained in the Acquisition Agreement such that any closing condition of such party would be incapable of being satisfied by the Acquisition Closing Date, and such violation or breach is not waived by the other party or, in the case of a covenant breach, cured by the party in violation or breach; or

(c)	by written agreement of the parties.

Indemnities

The Acquisition Agreement contains customary mutual indemnification provisions between the

Company and the Vendor for losses directly or indirectly suffered as a result of incorrectness or breach of representations and warranties, breach or non-fulfillment of covenants, the Non-Gaming Reorganization and the certain arrangements contemplated by the Acquisition Agreement (including all the liabilities, debts, obligations arising out of or in connection with the Non-Gaming Assets or Residual NG Assets and any claim by a person for brokerage or finder’s fees, commissions or similar payments based upon any agreement or understanding made or alleged to have been made by any such person with the Vendor or Omnia (or any person acting on behalf thereof) in connection with any of the transactions contemplated by the Acquisition Agreement. With certain specified and customary exceptions, the Vendor will not be liable for indemnification unless the aggregate of claims exceeds $275,000. The liability of the Vendor in respect of all claims for indemnification of the Company will, subject to customary exceptions, not exceed $18,000,000 for all claims for indemnification for matters not connected to a breach of certain fundamental warranties included in the Acquisition Agreement which are capped at the purchase price. The liability of the Company in respect of claims for indemnification of the Vendor will, subject to customary exceptions, not exceed $18,000,000 for all claims for indemnification for matters not connected to a breach of certain fundamental warranties included in the Acquisition Agreement which are capped at the purchase price (as may be adjusted pursuant to the Acquisition Agreement).

Additional Agreements

In connection with the closing of the Acquisition, the Company and the Vendor will enter into certain Ancillary Agreements, including the Non-Competition and Non-Solicitation Agreement, the Nomination Agreement and the Lock-Up Agreement, the material provisions of which are summarized below. The following descriptions are summaries only and do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Acquisition Agreement, a copy of which is available under the Company’s profile on SEDAR at www.sedar.com.

Non-Competition and Non-Solicitation Agreement

Pursuant to the Acquisition Agreement, the Company and the Vendor will enter into the Non-Competition and Non-Solicitation Agreement whereby, subject to customary terms, conditions and exclusions contained therein, the Vendor will, during the period that is eighteen (18) months after the closing of the Acquisition (the “Restricted Period”) not, on its own behalf or on behalf of, or together with, any other person, directly or indirectly, in any capacity whatsoever (including by or through an affiliate of the Vendor): (i) carry on, be engaged in or have any financial or other interest in any endeavour, activity or business in all or any part of Canada and the United States which competes with the business of Enthusiast Gaming; or (ii) enter into any consulting or other advisory arrangement with, invest in, lend money to, guarantee the debts or obligations of, or permit the use of the Vendor’s name or tradename or any part thereof by, any person that carries on any endeavour, activity or business in all or any part of the Canada and the United States which competes with the business of Enthusiast Gaming; provided that, such restrictions will not apply to any person where the revenue attributable to the competing endeavour, activity or business constitutes less than ten percent (10%) of the total revenue of such person.

The Vendor will also agree that it will not, during the Restricted Period, on its own behalf or on behalf of, or together with, any other person, directly or indirectly, in any capacity whatsoever (including by or through an affiliate of the Vendor):

•	solicit the business of any customer for purposes of diverting their business or services from Omnia;

•	employ, offer employment to, solicit the employment of, or otherwise entice away from the employment of the Company or Omnia, any individual who is at any time employed by Omnia; or

•

assist any person to employ, offer employment to, solicit the employment of, or otherwise entice away from the employment of the Company or Omnia, any such individual, provided that the Vendor will not be prohibited from making general solicitation advertisements that are not targeted at any employee of the Company or Omnia and from hiring any such employee that responds to a general solicitation advertisement or whose employment has been terminated by the Company or Omnia.

Nomination Agreement

Pursuant to the Acquisition Agreement, the Company and the Vendor will enter into the Nomination Agreement whereby, subject to customary terms and conditions contained therein (including the nomination procedures therein), the Vendor will have the right to nominate a member to the Board of Directors.

Provided that the Vendor beneficially: (i) holds at least a 10% of the aggregate number of Common Shares issued and outstanding on a non-diluted basis; and (ii) at least a 75% interest in the Common Shares representing the Share Consideration (the “Directors Thresholds”), following delivery of a written notice provided by the Vendor to the Company of the Vendor’s intention to exercise the nomination rights provided for in the Nomination Agreement, Enthusiast Gaming will: (A) effect the appointment of the initial nominee of the Vendor within five (5) business days following the date that such notice is delivered; and (B) include such nominee among the nominees of the Board of Directors to be nominated at each meeting of shareholders of Enthusiast Gaming at which directors are to be elected and will recommend that shareholders vote in favour of the election or re-election (as applicable) of such nominee.

The Vendor will, in its sole discretion, be entitled to remove the nominee of the Vendor from office and to name for appointment to the board of directors another person designated by the Vendor in his or her place. Upon receipt of notice from the Vendor requiring the removal of the nominee of the Vendor, Enthusiast Gaming will procure that the Board of Directors: (i) promptly take commercially reasonable efforts to effect such removal; and (ii) appoint another person designated by the Vendor in place of such nominee of the Vendor within five (5) business days following the date of removal of such nominee.

So long as the Vendor meets both Directors Thresholds, if at any time, as a result of his or her death, resignation, disqualification, removal (with or without cause) or otherwise, there exists a vacancy on the Board of Directors with respect to the director nominated, or entitled to be nominated, by the Vendor, or for any other reason there is at any time no director nominated by the Vendor serving on the Board of Directors, Enthusiast Gaming will take all steps required to fill such vacancy or replace such nominee with an individual selected by the Vendor, and such nominee of the Vendor will meet certain conditions set out in the Nomination Agreement, and thereafter such individual will serve and/or be nominated as the nominee of the Vendor for purposes of the Nomination Agreement and Enthusiast Gaming will not, without the written consent of the Vendor, permit the vacancy to be otherwise filled.

Lock-Up Agreement

Pursuant to the Acquisition Agreement, the Company and the Vendor will enter into the Lock-Up Agreement whereby, subject to customary terms and conditions contained therein, except as expressly provided by the Lock-Up Agreement or with the prior written consent of Enthusiast Gaming in its sole discretion, the Vendor will irrevocably and unconditionally agree that during the Lock-Up Period (as defined below), the Common Shares received by it in connection with the Share Consideration (the “Lock-Up Shares”) and the beneficial ownership of or any interest in such shares and in any certificate and other instrument or documentation, as the case may be, evidencing such shares will not, in any manner, directly or indirectly, be sold, assigned, transferred, optioned, swapped, gifted, hypothecated, pledged or otherwise encumbered, alienated, disposed, shorted, hedged, monetized (including entering into any agreement, arrangement, commitment or understanding that would require reporting under Multilateral Instrument 55-103 – Insider Reporting for Certain Derivative Transactions (Equity Monetization)), or otherwise offered, contracted or dealt with in any manner which has the economic effect of any of the foregoing acts, on a current or prospective basis, and the Vendor will not agree or publicly announce any intention to do any other foregoing (all of the foregoing, being a “Transfer”); provided that the foregoing will not prevent or restrict the Vendor from pledging the Lock-Up Shares or otherwise granting security in the Lock-Up Shares to any lender of the Vendor or its affiliates as security under a loan agreement or credit facility so long as such pledgee acknowledges and agrees that such Lock-Up Shares, as pledged, are subject to the terms and conditions of the Lock-Up Agreement. The Vendor will also irrevocably and unconditionally authorize

Enthusiast Gaming, during the period in which Transfer of any of the Lock-Up Shares is restricted, to decline to transfer and/or to note stop transfer restrictions on the transfer books and records of Enthusiast Gaming with respect to the respective Lock-Up Shares.

The Lock-Up Shares issued to the Vendor will be released from any Transfer restrictions set out in the Lock-Up Agreement in respect thereof in accordance with the terms set forth below:

•	in respect of the first 50% of the Lock-Up Shares, the date that is 180 days following the date of the Lock-Up Agreement;

•	in respect of the second 25% of the Lock-Up Shares, the date that is 270 days following the date of the Lock-Up Agreement; and

•	in respect of the balance of the Lock-Up Shares, the date that is 360 days following the date of the Lock-Up Agreement (collectively, the “Lock-Up Period”).

Significant Acquisition

The Acquisition will represent a “significant acquisition” for Enthusiast Gaming for the purposes of Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations. Accordingly, the Company will be required under Canadian securities laws to file a business acquisition report in respect of the Acquisition.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated share and loan capitalization of the Company as at December 31, 2019, and the pro forma consolidated share and loan capitalization of the Company as at December 31, 2019, after giving effect to the Offering and the Acquisition. Other than as described below (including “Prior Sales”), there has not been any material change in the share and loan capital of the Company, on a consolidated basis, since December 31, 2019. This table should be read in conjunction with the financial statements of the Company incorporated by reference into this short form prospectus and the unaudited pro forma consolidated financial statements of the Company included in this short form prospectus. See also “Prior Sales” and “Use of Proceeds”.

Description	Authorized Amount	As at December 31, 2019 (audited)	As at December 31, 2019, after giving effect to the Offering and the Acquisition (unaudited)
Debt	$30,948,200(1)	$28,388,866	$32,824,343 (1)

Common Shares	Unlimited	$176,511,857 (72,091,673 shares)	$221,161,857 (101,841,673 shares)(2)

Notes:

(1)

The authorized amount is composed of the Company’s long-term debt ($20,000,000), convertible debentures ($9,000,000) and deferred payment liability ($1,948,200 (US$1,500,000)). As part of the Acquisition, the Company will issue the Promissory Note to the Vendor with a face value of $5,750,000, which will bear a 9.0% annual interest rate and carry a maturity date of 36 months. The Promissory Note was included in Omnia’s total purchase price consideration in connection with the Acquisition at an initial fair value of $3,974,477, based on a discounted valuation using a 13.10% discount rate and a maturity date of 36 months. The Promissory Note is amortized at an effective interest rate of 23.43%. The Promissory Note accretion for the year ended December 31, 2019 is $461,000.

(2)

Includes: (i) the fair value of the Common Shares was measured to be $28,835,000 based on 18,250,000 Common Shares at a fair value of $1.58 per share; (ii) the fair value per share of $1.58 was based on the closing price of Enthusiast Gaming’s Common Shares on August 5, 2020; and (iii) the completion of the Offering resulting in gross proceeds of $15,000,000 and the exercise of the Underwriters’ Over-Allotment Option resulting in additional gross proceeds of $2,250,000. In total,

11,500,000 Common Shares will be issued for gross proceeds of $17,250,000. The Underwriters’ commission is 6.00% of the gross proceeds of the Offering, being $1,035,000. Estimated remaining expenses relating to the Offering are $400,000.

USE OF PROCEEDS

The following table sets forth the expected net proceeds available to the Company upon the completion of the Offering after deducting the fees and expenses of the Offering, with and without giving effect to the exercise of the Over-Allotment Option:

Proceeds to Enthusiast Gaming	Without including the exercise of the Over-Allotment Option	Including the exercise of the Over- Allotment Option
Gross proceeds raised pursuant to the Offering	$15,000,000	$17,250,000
Underwriting Fee	($900,000)	($1,035,000)
Estimated expenses and costs relating to the Offering (1)	($400,000)	($400,000)
Total estimated net proceeds pursuant to the Offering	$13,700,000	$15,815,000

Notes:

(1) Includes $400,000 for professional fees.

The following table sets forth the total estimated available funds of Enthusiast Gaming, assuming the Acquisition closes, for the twelve month period following the closing of the Acquisition, with and without giving effect to the exercise of the Over-Allotment Option:

Sources of Funds (assuming the Acquisition closes)	Without including the exercise of the Over-Allotment Option	Including exercise of the Over- Allotment Option Option
Total estimated net proceeds pursuant to Offering	$13,700,000	$15,815,000
Cash on hand - Enthusiast Gaming (1)	$7,350,000	$7,350,000
Cash on hand - Omnia (2)	$217,000	$217,000
Cash flows from operations (3)	$1,800,000	$1,800,000
Total estimated available funds	$23,067,000	$25,182,000

Notes:

(1) Represents the cash on hand of Enthusiast Gaming as at July 31, 2020. There are no expected significant changes to this balance by the time of the expected closing of the Acquisition.

(2) Represents the Canadian-dollar equivalent of Omnia’s cash on hand as at June 30, 2020.

(3) Represents the expected consolidated cash flows from operations of Enthusiast Gaming for the twelve month period following the closing of the Acquisition.

The following table sets forth the anticipated use of the total estimated available funds of Enthusiast Gaming, assuming the Acquisition closes, for the twelve month period following the closing of the Acquisition, with and without giving effect to the exercise of the Over-Allotment Option:

Use of Funds (assuming the Acquisition closes)	Without including the exercise of the Over-Allotment Option	Including the exercise of the Over- Allotment Option
Cash Consideration	$11,000,000	$11,000,000
Estimated expenses and costs relating to the Acquisition (1)	$1,350,000	$1,350,000
Debt servicing (2)	$3,200,000	$3,200,000
Capital expenditures (3)	$6,000,000	$6,000,000
Unallocated working capital	$1,517,000	$3,632,000
Total	$23,067,000	$25,182,000

Notes:

(1) Includes $900,000 for M&A advisory services and $450,000 for professional fees.

(2) Represents the estimated cash interest and other debt servicing charges to be payable by Enthusiast Gaming in relation to its outstanding Secured Loan and Convertible Debentures in the twelve month period following the closing of the Acquisition.

(3) Represents the estimated cash capital contributions Enthusiast Gaming may provide to its investments in associates.

The balance of the Acquisition Consideration will be satisfied in the manner set forth under the heading “The Acquisition”. See “General Description of Share Capital – Common Shares” and “Prior Sales”.

The following table sets forth the total estimated available funds of Enthusiast Gaming, assuming the Acquisition does not close, for the twelve month period following the closing of the Offering, with and without giving effect to the exercise of the Over-Allotment Option:

Sources of Funds (assuming the Acquisition does not close)	Without including the exercise of the Over-Allotment Option	Including the exercise of the Over- Allotment Option
Total estimated net proceeds pursuant to Offering	$13,700,000	$15,815,000
Cash on hand - Enthusiast Gaming (1)	$7,350,000	$7,350,000
Total estimated available funds	$21,050,000	$23,165,000

Notes:

(1) Represents the cash on hand of Enthusiast Gaming as at July 31, 2020. There are no expected significant changes to this balance by the time of the estimated closing of the Offering.

The following table sets forth the anticipated use of the total estimated available funds of Enthusiast Gaming, assuming the Acquisition does not close, for the twelve month period following the closing of the Offering, with and without giving effect to the exercise of the Over-Allotment Option:

Use of Funds (assuming the Acquisition does not close)	Without including the exercise of the Over-Allotment Option	Including the exercise of the Over- Allotment Option
Estimated expenses and costs relating to the Acquisition (1)	$450,000	$450,000
Debt servicing (2)	$3,200,000	$3,200,000
Capital expenditures (3)	$6,000,000	$6,000,000
Negative cash flows from operations (4)	$3,900,000	$3,900,000
Strategic acquisitions (5)	$5,000,000	$5,000,000
Unallocated working capital	$2,500,000	$4,615,000
Total	$21,050,000	$23,165,000

Notes:

(1) Includes $450,000 for professional fees.

(2) Represents the estimated cash interest and other debt servicing charges to be payable by Enthusiast Gaming in relation to its outstanding Secured Loan and Convertible Debentures in the twelve month period following the closing of the Acquisition.

(3) Represents the estimated cash capital contributions Enthusiast Gaming may provide to its investments in associates.

(4) Represents the expected consolidated cash flows from operations of Enthusiast Gaming for the twelve month period following the closing of the Offering, assuming the Acquisition does not close.

(5) Represents estimated funds to be used for strategic acquisitions by Enthusiast Gaming in the twelve month period following the closing of the Offering, assuming the Acquisition does not close. The acquisition targets are not yet determined, however Enthusiast Gaming, as part of its business strategy, acquires properties and business which it feels are a strategic fit with its business, such as video gaming related digital media publishers.

While the Company anticipates that it will spend the funds available to it as set forth above, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. See “Risk Factors”. While actual expenditures may in fact differ from these amounts and allocations, in any event the net proceeds will be used by the Company in furtherance of its business.

Included in the Use of Funds (assuming the Acquisition closes as well as assuming the Acquisition does not close) are estimated cash capital contributions of $6,000,000 that Enthusiast Gaming may provide to its investments in associates. Enthusiast Gaming can reallocate such funds in order to satisfy operating cash flow requirements if required. Failure to pay such cash capital contributions if and when requested by Enthusiast Gaming’s associates could result in certain actions including the loss of rights or a reduction in necessary equity in order to satisfy the capital call requirement which are not expected to affect Enthusiast Gaming’s available cash.

Included in the Use of Funds (assuming the Acquisition does not close) is an estimated $ 5,000,000 of funds allocated towards strategic acquisitions. Although no such acquisition targets have yet been determined, part of Enthusiast Gaming’s business strategy involves the acquisition of properties and businesses, such as video gaming related digital media publishers, which it feels are a strategic fit with its business. This amount is discretionary and also assumes that Enthusiast Gaming would be able to identify targets and complete the acquisitions on acceptable terms.

Discussion Regarding Consolidated Cash Flows Following the Offering and the Acquisition

The anticipated consolidated cash flows from operations of Enthusiast Gaming for the twelve month period following the closing of the Offering and Acquisition are based on, and subject to, certain assumptions made by the Company which can cause them to differ materially from historic results.

Significant assumptions made in determining the cash flows from operations include, but are not limited to, the following:

•

Certain significant expenses incurred by Enthusiast Gaming in the six months ended June 30, 2020, and in the year ended December 31, 2019, were assumed to be non-recurring in nature, and similar expenses are not expected to be incurred by the Company in the twelve month period following the closing of the Offering, whether or not the Acquisition were to close;

•

Enthusiast Gaming expects to recognize increased amounts of revenue in the twelve month period following the closing of the Offering as compared to comparable historical periods, including amounts which, on a comparable basis, may exceed the increases of prior periods. The increase in revenue includes, but is not limited to, the following further assumptions:

○

It has been assumed that Enthusiast Gaming will obtain additional subscription customers in excess of its current subscription base which is expected to increase subscription revenue whether or not the Acquisition were to close. This assumption is based on the historical growth patterns in the existing subscription offerings of Enthusiast Gaming, as well as planned additional subscription offerings that Enthusiast Gaming intends to undertake in the future;

○

It has been assumed that the viewership of Omnia’s Owned & Operated Content will exceed that of its current levels which, assuming closing of the Acquisition, will produce increased revenue from Owned & Operated Content. This assumption is based on the historical viewership growth patterns of specific distribution channels on which Omnia deploys content, and also assumes the successful creation, deployment, and consumption of planned additional content on these distribution channels; and

○

It has been assumed that the combined companies, assuming the closing of the Acquisition, or Enthusiast Gaming, assuming the Acquisition does not close, will achieve significantly more advertising and sponsorship revenue from additional contracts being entered into as a result of direct sales efforts (as of the date of this Prospectus, these additional contracts are not yet in place). Enthusiast Gaming’s direct sales team is expected to be a significant driver of the increased advertising and sponsorship revenue . The direct sales team was established between October 2019 and February 2020 to sell advertising packages on Enthusiast Gaming’s web properties, sponsorships for the Company’s esports teams, and influencer marketing opportunities with its esports team members and other influencers, amongst other offerings. The additional expected revenue for the twelve month period following the closing of the Offering expected to be driven by the direct sales team is based on: (i) the aggregate amounts of inventory for each of Enthusiast Gaming and, if the Acquisition closes, Omnia, largely represented by monthly views or page views; and (ii) the assumption that historical results and growth rates and patterns for the six months ended June 30, 2020, and anticipated results and growth rates and patterns, based on contractually committed revenue, for the three months ended September 30, 2020, will continue;

•

It has been assumed that Enthusiast Gaming will be able to maintain a consistent gross profit as a percent of overall revenue, and that, assuming the closing of the Acquisition, Enthusiast Gaming will be able to increase Omnia’s gross profit as a percent of overall revenue, driven by higher margin revenue streams accounting for a higher percentage of overall revenue, for the twelve month period following the closing of the Acquisition. This assumption is based upon the above-mentioned revenue increase from: (i) the deployment of Owned & Operated Content on new distribution channels; and (ii) advertising and sponsorship revenue. The growth rate of these revenue streams is expected to exceed that of other revenue streams with higher direct associated costs, therefore resulting in an increase in total gross profit as a percent of total revenue;

•

Apart from the assumptions listed herein, it has been assumed there will be no other significant change in the cash operating expenses of Enthusiast Gaming pro forma the Acquisition for the twelve month period following the closing of the Offering and Acquisition;

•

It has been assumed there will be no significant changes in cash flows from operations driven by changes in working capital during the twelve month period following the closing of the Offering and Acquisition; and

•

It has been assumed there will be no significant change in the exchange rate between the United States dollar and the Canadian dollar in the twelve month period following the closing of the Offering and Acquisition.

The above assumptions are based on the Company’s knowledge of current events and the actions the Company may undertake in the future, as well as expected market conditions. The assumptions and the anticipated consolidated cash flows from operations of Enthusiast Gaming for the twelve month period following the closing of the Offering and Acquisition are subject to known and unknown risks, including the ability of the Company to realize on synergies, the ability of the Company to grow its existing business and Omnia’s business, that the esports and media industry continues to grow and attract talent and advertisers, the affects of foregone capital contributions, the failure of historic growth patterns to continue, the failure to successfully complete future plans, the opportunities available to the Company following the Acquisition, general economic trends and events and other risk factors contained under “Cautionary Statement Regarding Forward-looking Information” and “Risk Factors”

The Company has historically had negative cash flow from operating activities and has historically incurred net losses. The Company expects, following the Offering, to be able to meet its cash needs for the twelve-month period following the Offering. To the extent that the Company has negative operating cash flows in future periods which exceed the amounts as set forth above, it may need to deploy a portion of its existing working capital to fund such negative cash flows or raise additional funds through the issuance of additional equity securities, through loan financing, or other means. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. Except as set forth above, Enthusiast Gaming does not anticipate using the proceeds of the distribution to fund any anticipated negative cash flow from operating activities in future periods.

GENERAL DESCRIPTION OF SHARE CAPITAL

The authorized capital of Enthusiast Gaming consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As of the close of trading on August 25, 2020, the Company had 73,140,101 Common Shares and no Preferred Shares outstanding.

Common Shares

The holders of Common Shares are entitled to dividends, if, as and when declared by the Board of Directors, entitled to one vote per share at meetings of the shareholders and, upon dissolution, entitled to share equally in such assets of Enthusiast Gaming as are distributable to the holders of Common Shares, subject to the rights of the holders of Preferred Shares.

Preferred Shares

The holders of Preferred Shares may be issued in one or more series and, subject to the British Columbia Business Corporations Act, the Board of Directors may, by resolution, if none of the shares of any particular series are issued, alter the articles of the Company and authorize the alteration of the notice of articles of the Company, as the case may be, to, inter alia, attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

Other Securities

In addition to the Common Shares and the Preferred Shares, the Company has the following convertible securities issued and outstanding as of the date hereof:

Security	Number or Amount	Exercise or Conversion Price	Expiry Date

Stock options(1)	3,459,046	Ranges from $0.25 to $2.40 per Common Share	Ranges from November 17, 2020 to December 12, 2028

Warrants(2)	4,521,235	Ranges from $0.37 to $3.79 per Common Share	Ranges from October 4, 2020 to December 12, 2020

Notes:

(1)

Enthusiast Gaming adopted a new stock option plan (the “Option Plan”) on January 16, 2020, to replace its previous stock option plan adopted and amended on July 23, 2018 and July 9, 2019, respectively, pursuant to which the Board of Directors may from time to time, in its discretion, and in accordance with the TSX requirements, grant to directors, officers, consultants and employees of Enthusiast Gaming or its subsidiaries, non-transferable options to purchase Common Shares, provided that, in addition to other restrictions outlined in the Option Plan, the number of shares reserved for issuance will not exceed 10% of the issued and outstanding shares exercisable for a period of up to 10 years from the date of grant, and the number of shares reserved for issuance to any one person will not exceed five percent (5%) of the issued and outstanding Common Shares.

(2)

As of August 25, 2020, there are $9,000,000 Former Enthusiast Debenture Units outstanding convertible into Common Shares at a conversion price of $3.03. In addition, 540 compensation warrants exercisable for Former Enthusiast Debenture Units remain outstanding. If these compensation warrants were exercised, an additional $540,000 of Former Enthusiast Debentures would be issued, which could be convertible into 178,217 Common Shares at a price of $3.03 per Common Share, and 89,640 warrants would be issued, which could be converted into Common Shares on a one-for-one basis at a price of $3.79 per Common Share.

PLAN OF DISTRIBUTION

Offering

Pursuant to the terms and conditions of the underwriting agreement dated August 12, 2020 between the Company and each of the Underwriters (the “Underwriting Agreement”), the Company has agreed to issue and sell and the Underwriters have severally and not jointly agreed to purchase, as principals, on the Closing Date, an aggregate of 10,000,000 Offered Shares at a price of $ 1.50 per Offered Share payable in cash to the Company against delivery of such Offered Shares, subject to compliance with all necessary legal requirements and terms and conditions of the Underwriting Agreement. The Underwriting Agreement provides that Enthusiast Gaming will pay the Underwriting Fee of 6.0% of the gross proceeds of the Offering. The Underwriting Fee is payable upon closing of the Offering. The offering price of the Offered Shares was determined by negotiation between the Company and the Lead Underwriter, on its own behalf and on behalf of the other Underwriters.

The Company has granted to the Underwriters the Over-Allotment Option to purchase up to an additional 1,500,000 Offered Shares at a price of $1.50 per Offered Share on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, from time to time, until and including 30 days following the closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total Offering, the Underwriting Fee and the net proceeds to the Company will be $17,250,000, $1,035,000 and $16,215,000, respectively. This short form prospectus also qualifies the distribution of the grant of the Over-Allotment Option and the Offered Shares issuable upon exercise of the Over-Allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several and neither joint,

nor joint and several, and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to: (a) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made or issued under or pursuant to any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including without limitation the TSX or any securities regulatory authority) (other than an inquiry, investigation, proceeding or order based upon the activities of the Underwriters) or there is a change in any law, rule or regulation, or the interpretation or administration thereof, which, in the reasonable opinion of the Underwriters, operates to prevent, restrict or otherwise materially adversely effect the distribution or trading of the Offered Shares or any other securities of the Company; (b) there should develop, occur or come into effect or existence any event, action, state, or condition or any action, law or regulation or inquiry, including, without limitation, terrorism, pandemic, accident or major financial, political or economic occurrence of national or international consequence (including without limitation, any escalation in the severity of the COVID-19 pandemic), or any action, government, law, regulation, inquiry or other occurrence of any nature, which, in the reasonable opinion of the Underwriters, materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the U.S. or the business, operations or affairs of the Company or the marketability of the Offered Shares; (c) there will occur or come into effect any material change in the business, affairs or financial condition or financial prospects of the Company or its subsidiaries or any change in any material fact, or there should be discovered any previously undisclosed fact which, in each case, in the reasonable opinion of the Underwriters, has or could reasonably be expected to have a significant effect on the market price or value or marketability of the Offered Shares; (d) the Company is in breach of any term, condition or covenant of the Underwriting Agreement that may not be reasonably expected to be remedied prior to Closing Date or any representation or warranty given by the Company becomes or is false; or (e) an order will have been made or threatened to cease or suspend trading in the Offered Shares, or to otherwise prohibit or restrict in any manner the distribution or trading of the Offered Shares, or proceedings are announced or commenced for the making of any such order by any securities regulatory authority or similar regulatory or judicial authority or the TSX, which order has not been rescinded, revoked or withdrawn.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail on the open market in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time.

The Underwriters propose to offer the Offered Shares initially at the offering price specified herein. After a reasonable effort has been made to sell all of the Offered Shares at the price specified herein, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any reduction will not affect the proceeds received by the Company. The Underwriters will inform the Company if the offering price to the public is decreased.

Pursuant to the Underwriting Agreement, the Company agrees that, from the date hereof and ending on the date that is 90 days following the Closing Date, that it will not, directly or indirectly, without the prior written consent of the Lead Underwriter, on its own behalf and on behalf of the other Underwriters, such consent not to be unreasonably withheld, sell, offer, grant any option, right or warrant for the sale of, or otherwise lend, transfer, assign or dispose of (including, without limitation, by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of securities of the Company or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares of the Company or other securities of the Company, whether or not cash settled), any securities of the Company or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Company, nor secure or pledge any securities of the Company or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Company, nor agree to or announce any intention to do any of the foregoing things, other than: (a) the Offered Shares; (b) as may be granted or issued in connection with acquisitions in the normal course of business; (c) as may be granted or issued in connection with obligations of the Company in respect of existing agreements; (d) as may be granted or issued under the Option Plan or any other share-

based compensation arrangement of the Company; (e) as may be issued under currently outstanding convertible securities of the Company; or (f) the issuance of securities in connection with the Acquisition.

In addition, as a condition of closing of the Offering, the Company will cause each of its directors and senior officers to execute a lock-up agreement to be delivered at the closing of the Offering, setting out that, for a period of 90 days from the Closing Date, without the prior written consent of the Lead Underwriter, on its own behalf and on behalf of the other Underwriters, such consent not to be unreasonably withheld, each director and senior officer will not, directly or indirectly, sell, offer or grant any option, right or warrant for the sale of, or otherwise lend, transfer, assign or dispose of (including, without limitation, by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of securities of the Company or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares of the Company or other securities of the Company, whether or not settled in cash), any securities of the Company or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Company, nor secure or pledge any securities of the Company or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Company, nor agree to or announce any intention to do any of the foregoing things, other than pursuant to: (i) a take-over bid or any other similar transaction made generally to all of the shareholders of the Company, a formal issuer bid made in accordance with Canadian securities laws, or a court-approved arrangement made to all holders of Common Shares, provided that, in the event the take-over bid or other similar transaction is not completed, such securities shall remain subject to the lock-up agreement; or (ii) by way of pledge or security interest, provided that the pledgee or beneficiary of the security interest agrees in writing with the Underwriters to be bound by this agreement for the remainder of its term.

The TSX has conditionally approved the listing of the Offered Shares (including the Offered Shares issuable on exercise of the Over-Allotment Option) distributed under this short form prospectus on the TSX. Listing is subject to the Company fulfilling all of the requirements of the TSX on or before November 10, 2020.

Subscriptions for Offered Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. The Closing Date is anticipated to occur on or about August 31, 2020 or such other date as the Company, the Lead Underwriter and the Underwriters may agree that is not later than 42 days from the date of the final receipt issued by the British Columbia Securities Commission evidencing that final receipts of the applicable securities commission or securities regulatory authority in each of the provinces of Canada (other than Québec) have been issued in respect of the final short form prospectus of the Company relating to the Offering.

The Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws, and accordingly, may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriters have agreed that they will not sell the Offered Shares within the United States except in accordance with Rule 144A under the U.S. Securities Act and in compliance with applicable state securities laws. In connection therewith, the Underwriting Agreement permits the Underwriters, through their United States registered broker-dealer affiliates, to offer and resell the Offered Shares to “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act) in the United States, provided such sales are made in accordance with Rule 144A under the U.S. Securities Act and similar exemptions under applicable state securities laws.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Offered Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act.

The Common Shares issued upon the exchange of the Offered Shares will be delivered electronically through the non-certificated inventory (“NCI”) system of CDS. On the Closing Date, the Company, via its transfer agent, will electronically deliver the Common Shares registered to CDS or its nominee. Transfers of ownership of Common Shares in Canada must be effected through a CDS participant, which includes securities brokers and dealers, banks and trust companies. All rights of shareholders who hold Common Shares in CDS must be exercised through, and all payments or other property to which such shareholders are entitled, will be made or delivered by CDS or the CDS participant through which the shareholder holds such Common Shares. A holder of a Common Share participating in the NCI system will not be entitled to a certificate or other instrument from the Company or the Company’s transfer agent evidencing that person’s interest in or ownership of Common Shares, nor, to the extent applicable, will such holder be shown on the records maintained by CDS, except through an agent who is a CDS participant. The ability of a beneficial owner of Common Shares to pledge such Common Shares or otherwise take action with respect to such owner’s interest in such Common Shares (other than through a CDS participant) may be limited due to the lack of a physical certificate.

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN UNDERWRITERS

Canaccord and/or its affiliates from time to time have provided in the past, and may provide in the future, investment banking, financial advisory, broker-dealer and commercial banking services to the Company and its subsidiaries and affiliates in the ordinary course of business for which they have received, or may receive, customary fees and commissions, including in connection with Canaccord providing financial advisory services in respect of: (i) the Former Enthusiast Debenture Offering in respect of which Canaccord received 540 compensation warrants to acquire Former Enthusiast Debenture Units; and (ii) the Acquisition, for which it is expected to receive a separate M&A advisory fee in respect of the Acquisition of approximately $900,000. These fees are in addition to the Underwriting Fee described herein.

Accordingly, the Company may be considered a “connected issuer”, as such term is defined in National Instrument 33-105 – Underwriting Conflicts, of Canaccord for the purposes of applicable securities legislation in each of the provinces of Canada. The gross proceeds of the Offering will be used to pay the Underwriting Fee to be allocated to the Underwriters pursuant to the terms of the Underwriting Agreement and it is anticipated that a portion of the net proceeds of the Offering will be used to pay the M&A advisory fees owing to Canaccord in connection with the Acquisition. See “Use of Proceeds”. The decision to offer the Offered Shares was made solely by the Company and the terms upon which the Offered Shares are being offered were determined by arm’s length negotiations between the Company and the Underwriters.

ELIGIBILITY FOR INVESTMENT

In the opinion of Norton Rose Fulbright Canada LLP, counsel to the Company, and Stikeman Elliott LLP, counsel to the Underwriters, based on the provisions of the Tax Act in force on the date hereof, and subject to the provisions of any particular plan, the Offered Shares if issued on the date hereof, would be, as of the date hereof, qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”), a deferred profit sharing plan, or a tax-free savings account (“TFSA”), each as defined in the Tax Act.

Notwithstanding that the Offered Shares may be qualified investments for a trust governed by an RRSP, RRIF, RESP, RDSP or a TFSA, the annuitant under an RRSP or RRIF, the subscriber of an RESP or the holder of an RDSP or TFSA, as the case may be, may be subject to a penalty tax if such Offered Shares are a “prohibited investment” for the purposes of the Tax Act for the RRSP, RRIF, RESP, RDSP or TFSA, as the case may be. The Offered Shares will generally be a “prohibited investment” if the annuitant under the RRSP or RRIF, the subscriber of the RESP or the holder of the RDSP or TFSA, as the case may be: (i) does not deal at arm’s length with the Company for purposes of the Tax Act; or (ii) has a “significant interest” (within the meaning of the Tax Act) in the Company.

Prospective investors who intend to hold Offered Shares in their RRSP, RRIF, RESP, RDSP or TFSA should consult their own tax advisers regarding whether the Offered Shares will be a prohibited investment in their particular circumstances.

PRIOR SALES

Prior Sales

In the 12-month period preceding the date of this short form prospectus, the Company has not issued any Common Shares, or any securities convertible into Common Shares, other than as follows:

Security Date	Number of Securities Issued	Exercise Price per Security (if applicable)	Date of Issue	Expiry Date (if applicable)

Stock options	1,237,500(1)	$2.40	August 30, 2019	August 27, 2024

Stock options	2,358,289(2)	Between $0.25 and $2.37	August 30, 2019	Between November 17, 2020 and March 28, 2024
Warrants(4)(5)	272,711(3)	$0.80	August 30, 2019	October 10, 2020

Notes:

(1)

Issued to former holders of stock options of GameCo pursuant to the the Amalgamation, whereby each option holder of GameCo received replacement options of the Company in exchange for their options of GameCo originally issued on May 27, 2019, resulting in the issuance of 1,237,500 replacement options, each exercisable to acquire one Common Share at an exercise price of $2.40 per share and having an expiry date of August 27, 2024.

(2)

Issued to former holders of stock options of Former Enthusiast pursuant to the Arrangement Agreement, whereby each option holder of Former Enthusiast received replacement options of the Company in exchange for their options of Former Enthusiast originally issued on different dates between November 17, 2015 and March 29, 2019, resulting in the issuance of 2,358,289 replacement options, each exercisable to acquire one Common Share at exercise prices in the range of $0.25 and $2.37 per share and having expiry dates in the range of November 17, 2020 and March 29, 2024.

(3)

Issued to former holders of warrants of GameCo pursuant to the Amalgamation, whereby each warrant holder of GameCo received replacement warrants of the Company in exchange for their warrants of GameCo originally issued on October 10, 2018, resulting in the issuance of 272,711 replacement warrants, each exercisable to acquire one Common Share at an exercise price of $0.80 per share and having an expiry date of October 10, 2020.

(4)

As of the date of Closing of the Arrangement, as defined in the AIF, 7,480,053 Former Enthusiast Warrants were outstanding. The Former Enthusiast Warrants were originally issued on different dates between November 30, 2017 and December 31, 2018, each exercisable to acquire on Common Share at exercises prices in the range of $0.37 and $3.79 per share (and having expiry dates in the range of April 4, 2020 to December 31, 2020. Pursuant to the Arrangement Agreement, as defined in the AIF, each Former Enthusiast Warrant is exercisable to acquire one Common Share.

(5)

As of the date of Closing of the Arrangement, as defined in the AIF, $9,000,000 Former Enthusiast Debenture Units and 540 compensation warrants exercisable for Former Enthusiast Debenture Units were outstanding. The Former Enthusiast Debenture Units were originally issued on November 8, 2018. Each Former Enthusiast Debenture Unit is comprised of one Former Enthusiast Debenture and 166 common share purchase warrants of Former Enthusiast. The Former Enthusiast Debentures are convertible into post-consolidation Common Shares at a conversion price of $3.03 per Common Share, maturing on December 31, 2021. The Former Enthusiast Debenture Warrants are convertible into Common Shares at a conversion price of $3.79 per Common Share for a period of two years.

Trading Price and Volume

The Common Shares are listed for trading on the TSX under the symbol “EGLX”. The following table sets forth the price range and trading volumes for the Common Shares on the TSX as reported by the TSX for the periods indicated.

	Price Range ($)
	High ($/share)	Low ($/share)	Trading Volume

August 1-25, 2020	2.00	1.49	3,032,593
July 2020	1.79	1.51	955,268
June 2020	1.80	1.40	2,304,492
May 2020	1.83	1.27	2,227,843
April 2020	1.83	1.51	2,670,426
March 2020	1.90	1.15	5,825,137
February 2020	2.18	1.72	4,663,905
January 2020	2.13	1.69	3,339,573
December 2019	2.17	1.54	3,978,170
November 2019	2.27	1.87	4,398,070
October 2019	2.33	1.87	5,410,980
September 2019	2.85	1.96	7,757,810
August 2019		No trades

On August 5, 2020, the last trading day prior to the public announcement of the Offering and the Acquisition, the closing price of the Common Shares on the TSX was $1.58.

RECONCILIATION OF NON-GAAP MEASURES

The following is a reconciliation of working capital for Enthusiast Gaming and Omnia:

Enthusiast Gaming

	June 30, 2020	December 31, 2019	December 31, 2018
Current assets	$16,412,607	$21,535,996	$5,865,179

Current liabilities	$9,412,740	$10,475,184	$421,538

Working capital	$6,999,867	$11,060,812	$5,443,641

New Omnia Media Gaming Corporation

	May 31, 2020 (thousands US$)	August 31, 2019 (thousands US$)	August 31, 2018 (thousands US$)
Current assets	$6,089	$6,030	$4,879

Current liabilities	$6,196	$6,236	$5,223

Working capital deficiency	$107	$206	$344

RISK FACTORS

An investment in the Offered Shares, is subject to certain risks. Investors should carefully consider the risks described under headings “Risk Factors” in the AIF and “Other Risks and Uncertainty” in each of the 2019 Annual MD&A and the Q2 2020 MD&A and certain other documents incorporated by reference or deemed to be incorporated by reference herein. All statements regarding Enthusiast Gaming’s business should be viewed in light of these risk factors. Investors should consider carefully whether an investment in the Offered Shares is suitable for them in the light of the information set forth in this short form prospectus and in the documents incorporated by reference herein. If any of the identified risks were to materialize, Enthusiast Gaming’s business, financial position, results and/or future operations may be materially affected, or a purchaser’s investment in the Offered Shares, could be materially adversely affected. Additional risks and uncertainties not presently known to Enthusiast Gaming, or which Enthusiast Gaming currently deems immaterial, may also have an adverse effect upon Enthusiast Gaming. Investors should carefully review and consider all other information contained in this short form prospectus and in the documents incorporated by reference herein before making an investment decision and consult their own professional advisors where necessary.

General

COVID-19 outbreak

On March 11, 2020, the World Health Organization declared the outbreak of the novel strain of coronavirus “COVID-19” a global pandemic. The outbreak has resulted in the federal, provincial and state governments enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity and capital markets have also experienced significant volatility. Governments have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Acting swiftly has often meant that the measures the various levels of government are putting in place are announced early in their development and continue to evolve and change in order to meet the desired outcome. As such, it is not entirely known the extent of all the government programs that might be put in place, how long programs will last, how these programs may change over time, or what their full impact might be. The duration and impact of the COVID-19 pandemic on the Company is unknown at this time. As such, it is not possible to reliably estimate the length and severity of COVID-19-related impacts on the financial results and operations of the Company.

To date, there has not been a material impact to the Company’s business objectives or financial performance resulting from the COVID-19 pandemic due to the digital nature of the Company’s business. As a result of the COVID-19 pandemic, the Company has not run certain live events representing approximately 10% of annual revenue. The Company has recently replaced such live events with a series of digital events in response to the COVID-19 pandemic. Until such time as the Company can resume live events safely, it will continue to operate digital events. While digital events have lower revenue than live events, they have substantially replaced gross profits due to lower costs. Moreover, while to date the COVID-19 pandemic has not had a material effect on our personnel or our partners, the nature of the COVID-19 pandemic and its continued spread could cause us to lose such persons temporarily or permanently and a loss of a significant number of personnel or partners could have a material adverse effect on our business.

The continued spread of COVID-19 nationally and globally could have an adverse impact on the Company’s business, operations and financial results resulting in: general or acute decline in economic activity in the regions in which the Company holds assets, increased unemployment, staff shortages, reduced tenant traffic, mobility restrictions and other quarantine measures, quarantine or contamination of one or more of the Company’s events, temporary or long-term stoppage of development projects, temporary or long- term labour shortages or disruptions, temporary or long-term impacts on domestic and global supply chains, increased risks to IT systems and networks and the Company’s ability to access capital on acceptable terms or at all. Uncertain economic conditions resulting from the COVID-19 pandemic may, in the short or long term, materially adversely impact operations and the financial performance of the Company. Contagion in a market in which the Company operates could negatively impact its financial performance.

What further impact, if any, the COVID-19 pandemic may have on the Company is unpredictable. The continued spread of COVID-19 nationally and globally could also lead to a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on the Company’s business, operations or financial results; however, the impact could be material.

Forward-looking information and FOFI may prove to be inaccurate

Investors are cautioned not to place undue reliance on forward-looking information or FOFI. By their nature, forward-looking information and FOFI involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward -looking information and/or FOFI or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Some of the FOFI presented in this short form prospectus assumes the completion of the Acquisition and the Offering and if any of these transactions are not completed or not completed on the terms or timelines contemplated, this will impact the FOFI provided herein and such impact may be material. Additional information on the risks, assumptions and uncertainties can be found in this short form prospectus under the heading “Cautionary Statement Regarding Forward-Looking Information”.

Enthusiast Gaming may use the proceeds of the Offering for purposes other than those set out in this short form prospectus

Enthusiast Gaming currently intends to allocate the net proceeds received from the Offering as described under the heading “Use of Proceeds” in this short form prospectus. However, management will have discretion in the actual application of the proceeds, and may elect to allocate proceeds differently from that described under the heading “Use of Proceeds” herein if it believes that it would be in the best interests of Enthusiast Gaming to do so if circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on the business of Enthusiast Gaming. While closing of the Acquisition is conditional upon closing of the Offering, the closing of the Offering is not conditional upon closing of the Acquisition. In the event the Offering is completed, and the Acquisition is not, the Company’s use of the proceeds of the Offering may be re-allocated in the manner further described under the heading “Use of Proceeds”, or otherwise.

The Company’s share price has been and is likely to continue to be volatile and an investment in Common Shares may suffer a decline in value

Purchasers should consider an investment in Common Shares as risky and invest only if such purchaser can withstand a significant loss and wide fluctuations in the market value of your investment. The Company receives only limited attention by securities analysts and frequently experiences an imbalance between supply and demand for Common Shares. The market price of the Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors such as the financial position of the Company and the ability of the Company to continue as a going concern; the ability to raise additional capital; general market conditions; announcements of technological innovations by the Company, the Company collaborators or its competitors; published reports by securities analysts; developments in patent or other intellectual property rights; and shareholder interest in the Common Shares all contribute to the volatility of the share price.

Risks Relating to the Offering

Enthusiast Gaming may not complete the Offering

Although the Company has entered into the Underwriting Agreement with the Underwriters, there is no guarantee that all of the conditions to the completion of the Offering will be satisfied. While closing of the Acquisition is conditional upon closing of the Offering, the closing of the Offering is not conditional upon closing of the Acquisition.

Volatility of market price of Common Shares

The market price of the Common Shares, including the Offered Shares, may be volatile. The volatility may affect the ability of holders of Common Shares to sell the Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Cautionary Statement Regarding Forward-Looking Information”. In addition, the market price for securities in the stock markets, including the TSX, is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Common Shares.

No dividends have been paid on the Common Shares

The Company has paid no cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund the development growth of its businesses. In addition, the terms of any existing or future debt or credit facility may preclude the Company from paying any dividends unless certain consents are obtained and certain conditions are met.

Risks Relating to the Acquisition

Integration of the Combined Business

The Company’s ability to maintain and successfully operate its business depends upon the judgment and project execution skills of its senior professionals. Any management disruption or difficulties in integrating the management and operations staff of the Company and Omnia could significantly affect the Company’s business and results of operations. The success of the Acquisition will depend, in large part, on the ability of management to realize the anticipated benefits and cost synergies from integration of the businesses of the Company and Omnia. The integration of the businesses may result in significant challenges, and management may be unable to accomplish the integration smoothly, or successfully, in a timely manner or without spending significant amounts of money. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with business partners or employees or to achieve the anticipated benefits of the Acquisition.

The integration of Omnia requires the dedication of substantial effort, time and resources on the part of management, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. There can be no assurance that the

Company will be able to integrate the operations of the business successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Acquisition. The extent to which synergies are realized and the timing of such cannot be assured.

Any inability of the Company to successfully integrate the operations of the Company and Omnia could have a material adverse effect on the business, financial condition and results of operations of the Company. The challenges involved in the integration may include, among other things, the following: the necessity of coordinating both geographically disparate and overlapping organizations and addressing possible differences in corporate and regional cultures and management philosophies; retaining key personnel during the period between execution of the Acquisition Agreement and the closing and post-closing of the Acquisition; integrating Omnia into the Company’s accounting system and adjusting the Company’s internal control environment to cover the operations of Omnia; unforeseen expenses or delays associated with the Acquisition; performance shortfalls relative to expectations at one or both of the businesses as a result of the diversion of management’s attention to the Acquisition; meeting the expectations of business partners during the period between execution of the Acquisition Agreement and the closing and post-closing of the Acquisition with respect to the overall integration of the business; and unplanned costs required to integrate the business and achieve synergies.

The successful integration of the Acquisition is also subject to the risk that personnel from Omnia and the Company may not be able to work together successfully, which could adversely impact the Company’s business, financial condition and results of operations.

The Company may not be able to achieve the full amount of cost synergies that are anticipated, or achieve the cost synergies on the schedule anticipated, from the Acquisition

Although the Company currently expects to achieve annual cost synergies after the Acquisition, statements regarding projected cost synergies in this short form prospectus should not be viewed as a representation that the Company in fact will achieve these cost synergies imminently or at all.

Enthusiast Gaming continues to evaluate the Company’s estimates of cost synergies to be realized from the Acquisition and refine them, so the Company’s actual cost synergies could differ materially from the Company’s current estimates. Actual cost synergies, the expenses required to realize the cost synergies and the sources of the cost synergies could differ materially from these estimates, and the Company cannot assure you that the Company will achieve the full amount of cost synergies on the schedule anticipated or at all or that these cost synergy programs will not have other adverse effects on the Company’s business. In light of these significant uncertainties, you should not place undue reliance on the Company’s estimated cost synergies.

The Company may not be successful in retaining the services of certain key personnel of Omnia following the Acquisition

The Company currently intends to retain certain key personnel of Omnia following the completion of the Acquisition to continue to manage and operate Omnia. The Company will compete with other potential employers for employees, and it may not be successful in keeping the services of the executives and other employees that it needs to realize the anticipated benefits of the Acquisition. The Company’s failure to retain key personnel to remain as part of the management team of Omnia in the period following the Acquisition could have a material adverse effect on the business and operations of Omnia.

The Company does not currently control Omnia and will not control Omnia until completion of the Acquisition and the Omnia business and results of operations may be adversely affected by events that are outside of the Company’s control

Historic and current performance of Omnia’s business and operations may not be indicative of success in future periods. The future performance of Omnia may be influenced by, among other factors, economic downturns, long-term changes in consumer tastes, preferences and spending patterns and other factors beyond the Company’s control. As a result of any one or more of these factors, among others, the operations and financial performance of Omnia may be negatively affected which may adversely affect the Company’s future financial results.

The Company may not complete the Acquisition on the terms described herein or at all

The Company currently expects that the Acquisition will close on or about August 31, 2020. Closing of the Acquisition is subject to a number of customary closing conditions described herein, some of which are not within the control of the Company, and normal commercial risk that the Acquisition may not be completed on the terms negotiated or at all. If closing of the Acquisition does not take place as contemplated, the Company could suffer adverse consequences and possibly the loss of investor confidence. Closing of the Offering is not conditional on closing of the Acquisition. As such, purchasers of Offered Shares may not realize the anticipated benefits of the Acquisition in the event the Offering is completed but the Acquisition is not.

The Company may fail to realize the anticipated benefits of the Acquisition

The Company is proposing to complete the Acquisition to strengthen the Company’s position in the gaming and esports industry and to create the opportunity to realize certain benefits including, among other others, those set out under the headings “Recent Developments” and “The Acquisition – Rationale for the Acquisition”. Achieving the benefits of the Acquisition and any future acquisitions that the Company may complete will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Company’s ability to realize the anticipated growth opportunities and synergies from combining the operations of Omnia with those of the Company. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Company’s ability to achieve the anticipated benefits of the Acquisition and any future acquisitions.

There may be potential undisclosed liabilities associated with the Acquisition

Although the Company has conducted what it believes to be a prudent and thorough level of investigation in connection with the Acquisition and has negotiated indemnities with the Vendor in the Acquisition Agreement to cover certain potential future liabilities, such indemnities may be limited and an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, Omnia. Following the Acquisition, the Company may discover that it has acquired substantial undisclosed liabilities.

In addition, the Company may be unable to retain Omnia’s clients following the Acquisition. The existence of undisclosed liabilities and the Company’s inability to retain Omnia’s clients could have an adverse impact on the Company’s business, financial condition and results of operations.

The Vendor has limited obligations in respect of claims under the Acquisition Agreement

The obligations of the Vendor in respect of certain claims under the Acquisition Agreement relating to a breach by the Vendor of a representation or warranty are subject to a de minimis exclusion of individual claims less than $275,000 and a maximum aggregate threshold of: (i) $18,000,000 for all claims in excess of $275,000; and (ii) the Acquisition Consideration for claims for indemnification for matters connected to a breach of certain fundamental warranties included in the Acquisition Agreement. Omnia is not required to provide credit support or retain in escrow any portion of the Acquisition Consideration following closing of the Acquisition in order to facilitate payment of any indemnity claims made by the Company and there can be no assurance that Omnia will have the financial capacity to perform its indemnity obligations under the Acquisition Agreement after closing of the Acquisition. See “The Acquisition – Indemnities”.

No assurance of future performance

Although the Acquisition Agreement contains covenants on the part of the Vendor regarding the operation of its business prior to closing of the Acquisition, the Company will not control Omnia until completion of the Acquisition and their business and results of operations may be adversely affected by events that are outside of the Company’s control during the intervening period. The historic and current performance of Omnia may not be indicative of success in future periods. The future performance of Omnia may be influenced by, among other factors, economic downturns, reductions in government and private industry spending and other factors beyond the control of the Company. As a result of any one or more of these factors, the operations and financial performance of Omnia may be negatively affected, which could adversely affect the business, results of operations and financial condition of the Company.

Historic and current performance of the business of the Company may not be indicative of success in future periods. The future performance of the business of the Company after the Acquisition may be influenced by, among other factors, economic downturns and other factors beyond the control of the Company. As a result of any one or more of these factors, the operations and financial performance of the Company, including Omnia, may be negatively affected, which may adversely affect the Company’s financial results.

The Company’s historical and pro forma consolidated financial information may not be representative of the Company’s results as a combined company

The pro forma consolidated financial information included in this short form prospectus does not purport to be indicative of the financial information that will result from operations of the combined company. In addition, the pro forma consolidated financial information included in this short form prospectus is based in part on certain assumptions regarding the Acquisition that the Company believes are reasonable. The Company cannot assure you that the Company’s assumptions will prove to be accurate over time. Accordingly, the historical and pro forma consolidated financial information included in this short form prospectus does not purport to be indicative of what the Company’s results of operations and financial condition would have been had the Company been a combined entity during the periods presented, or what the Company’s results of operations and financial condition will be in the future. The challenge of integrating previously independent businesses makes evaluating the Company’s business and the Company’s future financial prospects difficult. The Company’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

In preparing the pro forma consolidated financial information in this short form prospectus, the Company has given effect to, among other items, the Offering and the completion of the Acquisition. While management believes that the estimates and assumptions underlying the pro forma consolidated financial information are reasonable, such assumptions and estimates may be materially different to the Company’s actual experience going forward following the Acquisition.

Information provided with respect to Omnia

All information relating to Omnia or its affiliates contained in this short form prospectus, including but not limited to New Omnia Media Gaming Corporation’s financial statements, has been provided to the Company by Omnia. Although the Company has conducted what it believes to be a prudent and thorough level of investigation in connection with the Acquisition, an unavoidable level of risk remains regarding the accuracy and completeness of such information. While the Company and the Underwriters have no reason to believe the information provided by Omnia is misleading, untrue or incomplete, except as required by law, they do not assume any responsibility for the accuracy or completeness of such information or the failure by Omnia to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to the Company or the Underwriters. For the avoidance of doubt, nothing stated in this paragraph operates to relieve the Company from liability for any misrepresentation contained in this short form prospectus under applicable Canadian securities law.

The Company will incur significant transaction and related costs in connection with the Acquisition

The Company expects to incur a number of costs associated with completing the Acquisition and integrating the operations of the Company and Omnia. The substantial majority of these costs will be non-recurring expenses resulting from the Acquisition and will consist of transaction costs related to the Acquisition, facilities and systems consolidation costs and employment-related costs. Additional unanticipated costs may be incurred in the integration of the Company’s business and Omnia’s business. Although the Company expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term or at all.

Dilution

Pursuant to the terms of the Acquisition Agreement, the Company will issue 18,250,000 Common Shares pursuant to the Share Consideration. In addition, the Company will issue 11,500,000 Offered Shares pursuant to the Offering (assuming the Over-Allotment Option is exercised in full). The issuance of up to 29,750,000 Common Shares pursuant to the Share Consideration and the Offering (assuming the Over-Allotment Option is exercised in full) will represent approximately 41% of the issued and outstanding Common Shares and will be dilutive to the shareholders of the Company. The future sale of a substantial number of Common Shares by the Vendor following the distribution by the Vendor of the Share Consideration or the perception that such sale could occur could adversely affect prevailing market prices for the Common Shares.

Significant shareholder

Following completion of the Offering (assuming the Over-Allotment Option is exercised in full) and the Acquisition, the Vendor will own approximately 18% of the outstanding Common Shares. The Vendor does not have any duty to act in the best interest of the Company, and, following expiry of the Non-Competition and Non-Solicitation Agreement, the Vendor is not prohibited from engaging in other business activities that may compete with those of the Company. This concentration of ownership could, under certain circumstances, have the effect of delaying or preventing a change in the control of the Company. In addition, the Vendor will be provided with certain rights with respect to the Company pursuant to the Acquisition Agreement, including the right to have one nominee serve on the Board of Directors. In some cases, the interests of the Vendor may not be the same as those of the Company’s other shareholders, and conflicts of interest may arise from time to time that may be resolved in a manner detrimental to the Company or its minority shareholders. The effect of the Vendor’s rights and influence may impact the price that other Investors are willing to pay for the Company’s securities. If the Vendor sells a substantial number of Common Shares in the public market, the market price of the Common Shares could fall.

Significant transaction and related costs

The Company expects to incur a number of costs associated with completing the Acquisition and integrating the acquired assets. The substantial majority of such costs will consist of transaction costs related to the Acquisition, facilities and systems consolidation costs and employment-related costs. Additional unanticipated costs may be incurred in the integration of the assets into the Company’s business.

LEGAL MATTERS

The matters referred to under ‘‘Eligibility for Investment’’ and certain other legal matters relating to the Common Shares offered by this short form prospectus will be passed upon on the Closing Date on behalf of the Company by Norton Rose Fulbright Canada LLP and on behalf of the Underwriters by Stikeman Elliott LLP. As of the date hereof, the partners and associates of each of Norton Rose Fulbright Canada LLP and Stikeman Elliott LLP own beneficially, directly or indirectly, less than 1% of the outstanding Common Shares.

INTEREST OF EXPERTS

The auditors of the Company are MNP LLP, located in Toronto, Ontario. MNP LLP is independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

The former auditors of the Company are Segal LLP, located in Toronto, Ontario. Segal LLP is independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

The auditors of New Omnia Media Gaming Corporation are PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants (“PwC”) located in Toronto, Ontario. PwC is independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., located in Vancouver, British Columbia.

MATERIAL CONTRACTS

In addition to the material contracts disclosed under the heading “Material Contracts” in the AIF, the Company and/or its subsidiaries, as applicable, have entered into the following material contracts since the beginning of the Company’s most recently completed financial year which are outside of the ordinary course of the Company’s business.

•	Underwriting Agreement; and

•	Acquisition Agreement.

PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.

A purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

GLOSSARY OF TERMS

In this short form prospectus, in addition to terms defined elsewhere in this short form prospectus and unless otherwise indicated or the context otherwise requires, the following terms and abbreviations shall have the indicated meanings:

“2019 Annual MD&A” has the meaning ascribed to it under the heading “Documents Incorporated by Reference”;

“Acquisition” has the meaning ascribed to it on the cover page;

“Acquisition Agreement” means the share purchase agreement between the Company and the Vendor for the Acquisition dated August 6, 2020;

“Acquisition Closing Date” has the meaning ascribed to it under the heading “The Acquisition”;

“Acquisition Consideration” has the meaning ascribed to it under the heading “The Acquisition”;

“Acquisition Outside Date” means October 30, 2020, or such other date as the may be agreed to between the Company and the Vendor;

“AIF” has the meaning ascribed to it under the heading “Documents Incorporated by Reference”;

“Amalgamation” has the meaning ascribed to it under the heading “Enthusiast Gaming – General Development of the Business”;

“Amalgamation Agreement” has the meaning ascribed to it under the heading “Enthusiast Gaming – General Development of the Business”;

“Ancillary Agreements” means the Non-Competition and Non-Solicitation Agreement, the Nomination Agreement, the Lock-up Agreement and the Promissory Note;

“Arrangement” has the meaning ascribed to it under the heading “Enthusiast Gaming – General Development of the Business”;

“Arrangement Agreement” has the meaning ascribed to it under the heading “Enthusiast Gaming – General Development of the Business”;

“Board of Directors” means the board of directors of Enthusiast Gaming;

“Canaccord” or the “Lead Underwriter” means Canaccord Genuity Corp.;

“Cash Consideration” has the meaning ascribed to it on the cover page;

“CDS” means CDS Clearing and Depository Services Inc.;

“Closing Cash Payment” has the meaning ascribed to it on the cover page;

“Closing Date” has the meaning ascribed to it on the cover page;

“Closing Period” means the period between the close of business on the date of the Acquisition Agreement and closing of the Acquisition;

“Common Shares” has the meaning ascribed to it on the cover page;

“Company” or “Enthusiast Gaming” means Enthusiast Gaming Holdings Inc.;

“CPC” has the meaning ascribed to it under the heading “Enthusiast Gaming – General Development of the Business”;

“Directors Thresholds” has the meaning ascribed to it under the heading “The Acquisition – Additional Agreements – Nomination Agreement”;

“Escrow Agent” means Computershare Trust Company, or such other escrow agent as acceptable to the parties to the Acquisition Agreement;

“Escrow Release Date” means the earlier of: (i) April 20, 2022; or (ii) such date that the PPP Loan is called for repayment;

“Escrow Release Event” means the earlier of: (i) the date on which the Vendor has delivered notice to the Company that the Vendor, has paid, on behalf of Omnia, the full amount owing under the PPP Loan and such PPP Loan is discharged in full; or (ii) the date on which Omnia has received the PPP Loan Forgiveness Statement;

“Escrowed Funds” means the United States dollar amount equivalent to the PPP Escrow Amount;

“Existing Talent” means certain persons under contract with Omnia who provide “talent” services, as further described under the heading “The Acquisition Agreement – Closing Conditions”;

“First Consolidation” has the meaning ascribed to it under the heading “Enthusiast Gaming – General Development of the Business”;

“FOFI” has the meaning ascribed to it under the heading “Cautionary Statement Regarding Forward-Looking Information”;

“Former Enthusiast” means Enthusiast Gaming Properties Inc., formerly Enthusiast Gaming Holdings Inc. and Tova Ventures II Inc. Former Enthusiast is the resulting issuer following the amalgamation of Tova Ventures II Inc. with Enthusiast Gaming Properties Inc. completed on August 28, 2018;

“Former Enthusiast Debenture” means one convertible debenture of Former Enthusiast issued in connection with the Former Enthusiast Debenture Offering;

“Former Enthusiast Debenture Offering” means the non-brokered private placement of convertible debenture units of Former Enthusiast completed on November 8, 2018 for total gross proceeds of $9,000,000;

“Former Enthusiast Debenture Units” means the convertible debenture units of Former Enthusiast issued in connection with the Former Enthusiast Debenture Offering;

“Former Enthusiast Debenture Warrants” means the common share purchase warrants and/or compensation options issued in connection with the Former Enthusiast Debenture Offering;

“Former Enthusiast Warrant” means issued and outstanding common share purchase warrants and/or compensation options of Former Enthusiast;

“forward-looking information” has the meaning ascribed to it under the heading “Cautionary Statement Regarding Forward-Looking Information”;

“GAAP” means Canadian generally accepted accounting principles applicable to publicly accountable enterprises;

“GameCo” has the meaning ascribed to it under the heading “Enthusiast Gaming – General Development of the Business”;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“J55” has the meaning ascribed to it under the heading “Enthusiast Gaming – General Development of the Business”;

“J55 Shares” has the meaning ascribed to it under the heading “Enthusiast Gaming – General Development of the Business”;

“Lock-Up Agreement” means the lock-up agreement to be entered into on or prior to the Acquisition Closing Date between the Company and the Vendor;

“Lock-Up Period” has the meaning ascribed to it under the heading “The Acquisition – Additional Agreements – Lock-Up Agreement”;

“Lock-Up Shares” has the meaning ascribed to it under the heading “The Acquisition – Additional Agreements – Lock-Up Agreement”;

“Luminosity” has the meaning ascribed to it under the heading “Enthusiast Gaming – General Development of the Business”;

“Luminosity Canada” has the meaning ascribed to it under the heading “Enthusiast Gaming – General Development of the Business”;

“Luminosity USA” has the meaning ascribed to it under the heading “Enthusiast Gaming – General Development of the Business”;

“NCI” has the meaning ascribed to it under the heading “Plan of Distribution”;

“New Omnia Media Gaming Corporation” means the carved-out gaming business of Omnia;

“NewCo” has the meaning ascribed to it under the heading “Enthusiast Gaming – General Development of the Business”;

“Nomination Agreement” means the nomination agreement to be entered into on or prior to the Acquisition Closing Date by the Company with the Vendor;

“Non-Competition and Non-Solicitation Agreement” means the non-competition and non-solicitation agreement to be entered into on or prior to the Acquisition Closing Date between the Company and the Vendor;

“Non-Gaming Agreements” means drafts of definitive documentation prepared by the Vendor during the period between signing of the Acquisition and the Acquisition Closing Date to give effect to as much of the Non-Gaming Reorganization as reasonably practical;

“Non-Gaming Assets” means the assets of Omnia not related to, or used in connection with, its business;

“Non-Gaming Reorganization” means the transfer, both before and following the date of the Acquisition Agreement (including following closing of the Acquisition), by Omnia to an affiliate of the Vendor of the Non-Gaming Assets, including any and all debt or liabilities related thereto, and all related employee transfers or terminations and other matters related thereto;

“Offered Shares” means the Common Shares to be distributed pursuant to the (final) short form prospectus;

“Offering” has the meaning ascribed to it on the cover page;

“Omnia” means Omnia Media Inc., a Delaware corporation;

“Omnia Shares” means all of the issued and outstanding shares of Omnia;

“Option Plan” has the meaning ascribed to it under the heading “General Description of Share Capital”;

“Over-Allotment Option” has the meaning ascribed to it on the cover page;

“PPP Amount” means US$989,700;

“PPP Escrow Amount” has the meaning ascribed to it on the cover page;

“PPP Loan” means the paycheck protection program loan in the amount of the PPP Amount from BMO Harris Bank received by Omnia in connection with the U.S. Small Business Administration COVID paycheck protection program;

“PPP Loan Forgiveness Statement” means an official written statement from the U.S. Small Business Administration or the relevant counterparty bank addressed to Omnia and confirming forgiveness, in whole or in part, of the PPP Loan;

“Preferred Shares” means preferred shares in the capital of Enthusiast Gaming;

“Promissory Note” has the meaning ascribed to it on the cover page;

“PwC” has the meaning ascribed to it under the heading “Interest of Experts”;

“Q2 2020 MD&A” has the meaning ascribed to it under the heading “Documents Incorporated by Reference”;

“Qualifying Transaction” has the meaning ascribed to it under the heading “Enthusiast Gaming – General Development of the Business”;

“RDSP” has the meaning ascribed to it under the heading “Eligibility for Investment”;

“Residual NG Assets” means any Non-Gaming Assets not transferred pursuant to Non-Gaming Agreements pursuant to the Acquisition Agreement;

“RESP” has the meaning ascribed to it under the heading “Eligibility for Investment”;

“Restricted Period” has the meaning ascribed to it under the heading “The Acquisition – Additional Agreements – Non-Competition and Non-Solicitation Agreement”;

“RPV” has the meaning ascribed to it under the heading “Non-GAAP Financial Measures”;

“RRIF” has the meaning ascribed to it under the heading “Eligibility for Investment”;

“RRSP” has the meaning ascribed to it under the heading “Eligibility for Investment”;

“Share Consideration” means the 18,250,000 Common Shares issuable to the Vendor pursuant to the Acquisition;

“Stock Exchange Approval” means the conditional approval of the TSX to list the Share Consideration to be issued pursuant to the Acquisition, subject only to the customary conditions to be satisfied in connection with the transaction contemplated thereby;

“Tax Act” means, collectively, the Income Tax Act (Canada) and the regulations promulgated thereunder;

“TFSA” has the meaning ascribed to it under the heading “Eligibility for Investment”;

“Transactions” has the meaning ascribed to it under the heading “Enthusiast Gaming – General Development of the Business”;

“Transfer” has the meaning ascribed to it under the heading “The Acquisition – Additional Agreements – Lock-Up Agreement”;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“U.S. Securities Act” has the meaning ascribed to it on the cover page;

“Underwriters” means, collectively, the Lead Underwriter, Paradigm Capital Inc. and Haywood Securities Inc.;

“Underwriting Agreement” has the meaning ascribed to it under the heading “Plan of Distribution”;

“Underwriting Fee” has the meaning ascribed to it on the cover page;

“Vendor” means Blue Ant Media Solutions Inc.; and

“WC Holdback Amount” has the meaning ascribed to it on the cover page.

APPENDIX “I” – EXECUTIVE COMPENSATION

Executive Compensation

For the purposes of this section, “Named Executive Officers” or “NEOs” means each of the following individuals:

(a)

each individual who, in respect of Enthusiast Gaming, during any part of the financial year ended December 31, 2019, served as chief executive officer, including an individual performing functions similar to a chief executive officer (“CEO”) of Enthusiast Gaming;

(b)

each individual who, in respect of Enthusiast Gaming, during any part of the financial year ended December 31, 2019, served as chief financial officer, including an individual performing functions similar to a chief financial officer (“CFO”) of Enthusiast Gaming;

(c)

in respect of Enthusiast Gaming and its subsidiaries, each of the three most highly compensated executive officers other than the individuals identified in paragraphs (a) and (b) at the end of the financial year ended December 31, 2019 whose total compensation was more than $150,000;

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of Enthusiast Gaming, nor acting in a similar capacity, as at December 31, 2019.

During the financial year ended December 31, 2019, Enthusiast Gaming had three NEOs: namely, Adrian Montgomery, CEO, Alex Macdonald, CFO, and John Veltheer, former CFO.

Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis is to provide information about Enthusiast Gaming’s philosophy, objectives and processes regarding compensation paid, made payable, awarded, granted or otherwise provided to each NEO and director for the year ended December 31, 2019.

The compensation committee of the Board of Directors (the “Compensation Committee”) oversees the remuneration policies of Enthusiast Gaming. The principal responsibilities of the Enthusiast Compensation Committee include: (i) considering Enthusiast Gaming’s overall remuneration strategy and, where information is available, verifying the appropriateness of existing remuneration levels using external sources for comparison; (ii) comparing the nature and amount of Enthusiast Gaming’s directors’ and executive officers’ compensation to performance against goals set for the year while considering relevant comparative information, independent expert advice and the financial position of Enthusiast Gaming; and (iii) making recommendations to the Enthusiast Board in respect of director and executive officer remuneration matters, with the overall objective of ensuring maximum shareholder benefit from the retention of high quality board and executive team members.

The Enthusiast Compensation Committee is currently comprised of Alan Friedman (Chair), Mike Beckerman, and Adrian Montgomery. Mr. Friedman, a director of Enthusiast Gaming, is named in a class action statement of claim relating to his involvement with a separate TSX listed issuer. The statement of claim, filed against the TSX listed issuer and various of its current and former directors and officers, alleges various wrong doings in connection with that issuer’s refiling of financial statements, including permitting or acquiescing to alleged misrepresentations. Mr. Friedman was a director of the TSX listed issuer during a portion of the financial year during which the restatement was made. He ceased to be a director before the financial statements in question were filed and accordingly was not a director when the financial statements were restated or when the statement of claim was made. Mr. Friedman may avail himself to an indemnity in respect of the claims being made and associate liability and he understands that the TSX listed issuer believes that the alleged wrongs are without merit and is taking appropriate measures to defend it and its current and former directors and officers. The foregoing claim against Mr. Friedman has not been adjudicated or proven in court.

Enthusiast Gaming’s principal goal is to create value for the Enthusiast Gaming shareholders. Enthusiast Gaming’s compensation philosophy reflects this goal and is based on the following fundamental principles:

1.	compensation programs align with Enthusiast Gaming shareholders’ interests – Enthusiast Gaming aligns the goals of executives with maximizing long-term Enthusiast Gaming shareholder value;

2.	performance sensitive – compensation for executive officers should be linked to operating and market performance of Enthusiast Gaming and fluctuate with the performance; and

3.

offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing executive officers who are performing according to their objectives and to attract new individuals of the highest caliber.

The objectives of Enthusiast Gaming in compensating all NEOs were developed based on the above-mentioned compensation philosophy and are as follows: to attract, motivate and retain highly qualified executive officers; to align the interests of executive officers with Enthusiast Gaming shareholders’ interests by making long-term, equity-based incentives through the granting of stock options and evaluating executive performance on the basis of key measurements that correlate to long- term Enthusiast Gaming shareholder value; and to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Each Element of Compensation and Why Enthusiast Gaming Chooses to Pay Each Element

Enthusiast Gaming’s compensation program includes discretionary cash bonuses, in addition to base salaries and Enthusiast Options. The following table provides a broad overview of the elements of Enthusiast Gaming’s compensation program as at the year ended December 31, 2019.

Element	Award Type	Objective	Key Features
Base Salaries	Salary	To provide a basic level of reward based on responsibilities and experience.	Non-discretionary fixed regular cash payments based upon the performance of day-to-day executive level responsibilities
Enthusiast Gaming Options	Option-based awards	To reward long-term performance by allowing NEOs to participate in the long-term market appreciation of Common Shares.	Annual and special awards granted at market price
Cash Bonuses	Annual non-equity incentive plans	To motivate each NEO in achieving corporate objectives and to reward individual performance.	Cash payments based upon the achievement of corporate objectives and individual performance

How Enthusiast Gaming Determines the Amount for Each Element

Base Salaries

Base compensation for the NEOs are set periodically, having regard to the individual’s job responsibilities, contribution, experience and proven or expected performance, as well as to market conditions. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment and attitude are also considered. The Board of Directors and the Compensation Committee considers publicly available information regarding the compensation levels of executives of other gaming companies in setting compensation, but have not established a benchmark group of peers. Enthusiast Gaming pays a base salary compensation to retain its executive officers and attempts to pay base compensation near the median of base compensation paid by similarly sized companies in its industry.

Enthusiast Gaming Options

Under the compensation program, consideration is given to distributing options amongst the various organizational levels including employees, directors, officers and consultants. The Compensation Committee makes recommendations to Board of Directors. Recommendations for options take into account factors such as awards made in previous years, the number of options outstanding per individual and the individual’s level of responsibility. Enthusiast Gaming believes that granting options encourages the maximization of shareholder value by aligning the interests of management with those of the Enthusiast Gaming shareholders.

Discretionary Cash Bonuses

As part of the compensation program, cash bonuses are paid at the discretion of the Board of Directors on the recommendation of the Compensation Committee, based upon the achievement of certain individual and corporate performance criteria. Cash bonuses awarded at the recommendation of the Compensation Committee are intended to be generally competitive with the market, while rewarding NEOs for meeting performance goals. The Compensation Committee considers not only Enthusiast Gaming’s performance during the year with respect to the qualitative goals, but also considers market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances.

The Compensation Committee considers the following factors in determining discretionary cash bonuses: (i) share price performance; (ii) growth in cash flow on a per share basis; (iii) growth in net asset value on a per share basis; (iv) growth in production on a per share basis; (v) debt to cash flow ratios; and (vi) general and administrative costs and operating costs on a per unit production basis.

Risk Assessment and Oversight

Under the compensation program, the Compensation Committee and the Board of Directors consider risks associated with executive compensation and does not believe that Enthusiast Gaming’s executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks. Aside from a fixed base salary, NEOs are compensated through the granting of options which is compensation that is both “at risk” and associated with long-term value creation. The value of such compensation is dependent upon shareholder return over the option vesting period which reduces the incentive for executives to take inappropriate or excessive risks as their long-term compensation is at risk.

Hedging Activities

Executive officers and directors of Enthusiast Gaming are not permitted to engage in “short” selling securities of Enthusiast Gaming or to buy or sell derivative securities in respect of Enthusiast Gaming’s securities.

Insider Trading Policy

Enthusiast Gaming does not have a formal insider trading policy which prohibits officers and directors from purchasing, selling or otherwise trading, directly or indirectly, “put” or “call” options in respect of Enthusiast Gaming’s securities. However, Enthusiast Gaming requires all insider trades to be cleared by designated officers and/or directors prior to their execution.

Summary Compensation Table

The compensation paid to the NEOs during Enthusiast Gaming’s two most recently completed financial years as of December 31, 2018, and 2019 are set out below and expressed in Canadian dollars unless otherwise noted:

Name and Principal Position	Year Ended Dec 31(5)	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)(1)	Non-Equity Incentive Plan Compensation	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Adrian Montgomery (2) Chief Executive Officer and Director	2019	$100,000	Nil	$191,330	Nil	Nil	Nil	$291,330
	2018	Nil	Nil	$30,585	Nil	Nil	Nil	$30,585
Alex Macdonald (3) Chief Financial Officer	2019	$66,667	Nil	$95,665	Nil	Nil	Nil	$162,331
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil
John Veltheer (4) Former Chief Financial Officer	2019	Nil	Nil	$47,832	Nil	Nil	Nil	$47,832
	2018	Nil	Nil	$13,395	Nil	Nil	Nil	$13,395

Notes:

(1)

Enthusiast Gaming follows the fair value method of accounting for all stock-based compensation arrangements. The values reported represent the value vested during the corresponding period based on an estimate of the grant date fair value of the Enthusiast Options calculated in accordance with the Black-Scholes option pricing model. The Black-Scholes model is a pricing model that may or may not reflect the actual value of the options. The Black-Scholes methodology was selected because it is widely used by Canadian public companies for estimated option-based compensation.

(2)	Adrian Montgomery was appointed CEO and a director on June 27, 2018. His salary based compensation began on August 30, 2019.

(3)	Alex Macdonald was appointed CFO on August 30, 2019.

(4)	John Veltheer was appointed CFO on June 27, 2018, and resigned on August 30, 2019.

(5)	Enthusiast Gaming was incorporated as J55 Capital Corp. was formed on June 27, 2018 and therefore has only two years of compensation history.

There was no re-pricing or other significant changes to the terms of any option-based award during the financial year ended December 31, 2019.

Incentive Plan Awards

NEOs Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth all option-based awards and share-based awards held by the NEOs which were outstanding as at December 31, 2019.

	Option-Based Awards				Share-Based Awards
NEO	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in- the-money Options ($)(1)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Adrian Montgomery Chief Executive Officer and Director	375,000	$2.40	August 27, 2024	Nil	Nil	Nil	Nil
	68,500	$1.00	December 12, 2028	$73,295	Nil	Nil	Nil
Alex Macdonald Chief Financial Officer	187,500	$2.40	August 27, 2024	Nil	Nil	Nil	Nil

John Veltheer Former Chief Financial Officer	93,750	$2.40	August 27, 2024	Nil	Nil	Nil	Nil
	30,000	$1.00	December 12, 2028	$32,100	Nil	Nil	Nil

Notes:

(1)

Calculated by multiplying the number of shares purchasable on exercise of the options by the difference between the market price of Enthusiast Gaming’s common shares as at December 31, 2019 and the exercise price of the options. The closing price of the Enthusiast Gaming’s common shares on the TSXV on December 31, 2019 was $2.07.

NEO Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of the option-based awards and share-based awards which vested or were earned during the year ended December 31, 2019 for each NEO.

NEO	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Adrian Montgomery Chief Executive Officer and Director	$420,139	Nil	Nil
Alex Macdonald Chief Financial Officer	$210,069	Nil	Nil
John Veltheer Former Chief Financial Officer	$105,035	Nil	Nil

Notes:

(1)	Based on the difference between the market price of the underlying shares at the vesting date and the exercise price of the options.

Pension Plan Benefits

Enthusiast Gaming has not established a pension plan, defined benefits plan, defined contribution plan, or any retirement savings program for the NEOs or other employees of Enthusiast Gaming.

Deferred Compensation Plan

Enthusiast Gaming has not established a deferred compensation plan for the NEOs or other employees of Enthusiast Gaming.

Termination of Employment and Change of Control

Enthusiast Gaming has entered into employment agreements with certain NEOs. The agreements establish the terms and conditions that will apply during their employment with Enthusiast Gaming as well as the terms and conditions that will apply upon termination of their employment.

Adrian Montgomery – CEO

Adrian Montgomery’s employment is governed by his employment agreement (the “Montgomery Employment Agreement”). The Montgomery Employment Agreement may be terminated for just cause by Enthusiast Gaming if Mr. Montgomery: (i) fails (on a continued basis) to perform his duties in any material respect according to the terms of the employment agreement; (ii) does or omits (or causes or authorizes to be omitted) any act or thing that is harmful or injurious to Enthusiast Gaming or any of its affiliates in any material respect, monetarily or otherwise; (iii) is convicted of or pleads guilty or nolo contendere to a crime that constitutes a felony involving an act of dishonesty, misappropriation, willful misconduct, theft, fraud, or any other reprehensible behaviour or activity, that has a direct and materially adverse effect on Enthusiast Gaming; (iv) is subject to any regulatory directive, sanction or order, resulting from the actions of the Mr. Montgomery, that precludes Mr. Montgomery, in any material respect, from fulfilling his duties; (v) breaches any of his fiduciary duties to Enthusiast Gaming in any material respect which has a direct and materially adverse effect on Enthusiast Gaming; (vi) makes any unauthorized willful or grossly negligent disclosure of Enthusiast Gaming’s confidential information; and/or (vii) commits a material breach of his duties to Enthusiast Gaming under the Montgomery Employment Agreement that results in material harm to Enthusiast Gaming.

Enthusiast Gaming may terminate the Montgomery Employment Agreement without just cause provided that it pay to Mr. Montgomery: (i) if the termination occurs during the first 12 months of the term of the employment agreement, a lump sum payment equal to 36 months times $25,000 plus an additional amount equal to 50% of the foregoing product; or (ii) if the termination occurs after the first 12 months of the term of the employment agreement, a lump sum payment equal to the number of months remaining on the term, subject to a minimum of 24 months, times $25,000 plus an additional amount equal to 50% of the foregoing product. In addition, if Enthusiast Gaming terminates Mr. Montgomery without just cause, Enthusiast Gaming must provide to Mr. Montgomery: (i) any declared but unpaid annual bonus amounts; (ii) any unpaid business expenses; and (iii) and any accrued but unused vacation. In addition, if Enthusiast Gaming terminates Mr. Montgomery without just cause, it must continue Mr. Montgomery’s benefits for a period of 15 months following the date of termination. Mr. Montgomery may elect to terminate the Montgomery Employment Agreement within 30 days of the occurrence of a change of control of Enthusiast Gaming (as defined in the Montgomery Employment Agreement), and upon such election, shall be entitled to the same termination benefits described above.

Mr. Montgomery is committed to typical non-competition and non-solicitation covenants during his employment and for the 12 month period thereafter and typical confidentiality covenants during and after his employment.

Alex Macdonald – CFO

Alex Macdonald’s employment is governed by his employment agreement (the “Macdonald Employment Agreement”). The Macdonald Employment Agreement may be terminated for just cause by Enthusiast Gaming if Mr. Macdonald: (i) fails (on a continued basis) to perform his duties in any material respect according to the terms of the employment agreement; (ii) does or omits (or causes or authorizes to be omitted) any act or thing that is harmful or injurious to Enthusiast Gaming or any of its affiliates in any material respect, monetarily or otherwise; (iii) is convicted of or pleads guilty or nolo contendere to a crime that constitutes a felony involving an act of dishonesty, misappropriation, willful misconduct, theft, fraud, or any other reprehensible behaviour or activity, that has a direct and materially adverse effect on Enthusiast Gaming; (iv) is subject to any regulatory directive, sanction or order, resulting from the actions of the Mr. Macdonald, that precludes Mr. Macdonald, in any material respect, from fulfilling his duties; (v) breaches any of his fiduciary duties to Enthusiast Gaming in any material respect which has a direct and materially adverse effect on Enthusiast Gaming; (vi) makes any unauthorized willful or grossly negligent disclosure of Enthusiast Gaming’s confidential information; and/or (vii) commits a material breach of his duties to Enthusiast Gaming under the Macdonald Employment Agreement that results in material harm to Enthusiast Gaming.

Enthusiast Gaming may terminate Mr. Macdonald’s employment agreement without just cause provided that it pay to Mr. Macdonald a lump sum payment equal to his base salary for 15 months plus an additional amount equal to 30% of his base salary for 15 months, any declared but unpaid annual bonus amounts, any unpaid business expenses and any accrued but unused vacation. In addition, if Enthusiast Gaming terminates Mr. Macdonald without just cause, it must continue Mr. Macdonald’s benefits for a period of 15 months following the date of termination. Mr. Macdonald may elect to terminate the Macdonald Employment Agreement within 30 days of the occurrence of a change of control of Enthusiast Gaming (as defined in the Macdonald Employment Agreement), and upon such election, shall be entitled to the same termination benefits described above.

Mr. Macdonald is committed to typical non-competition and non-solicitation covenants during his employment and for the 12 month period thereafter and typical confidentiality covenants during and after his employment.

Director Compensation

Director Compensation Table

The compensation paid to the directors of Enthusiast Gaming (excluding directors who were also a NEO) during Enthusiast Gaming’s most recently completed financial year as of December 31, 2019 is set out below and expressed in Canadian dollars unless otherwise noted:

Name and Principal Position	Year Ended Dec 31	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)(1)	Non-Equity Incentive Plan Compensation	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Francesco Aquilini Chairman	2019	Nil	Nil	$63,777	Nil	Nil	Nil	$63,777
Alan Friedman Director	2019	$28,899	Nil	$158,532	Nil	Nil	Nil	$187,431
Mike Beckerman Director	2019	Nil	Nil	$31,888	Nil	Nil	Nil	$31,888
Menashe Kestenbaum (2) President and Director	2019	$82,333	Nil	$206,691	Nil	Nil	Nil	$289,024
Stephen Maida (2) Director	2019	$98,858	Nil	$127,553	Nil	Nil	Nil	$227,553
Ben Colabrese Director	2019	Nil	Nil	$39,200	Nil	Nil	Nil	$39,200

Notes:

(1)

Enthusiast Gaming follows the fair value method of accounting for all stock-based compensation arrangements. The values reported represent the value vested during the corresponding period based on an estimate of the grant date fair value of the Enthusiast Options calculated in accordance with the Black-Scholes option pricing model. The Black-Scholes model is a pricing model that may or may not reflect the actual value of the options. The Black-Scholes methodology was selected because it is widely used by Canadian public companies for estimated option-based compensation.

(2)	The fees earned by Menashe Kestenbaum and Stephen Maida are pursuant to their employment agreements with Enthusiast Gaming and do not represent board fees.

Narrative Description

The rationale for the level of the director compensation under the compensation program is generally the same as the rationale for the compensation policies of the NEOs. The compensation policies are in place to assist Enthusiast Gaming in attracting and retaining a team of experienced directors with the aim of enhancing Enthusiast Shareholder value.

There was no re-pricing or other significant changes to the terms of any option-based award during the financial year ended December 31, 2019.

Directors Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth all option-based awards held by the directors (excluding those who are also NEOs) which were outstanding as at December 31, 2019.

	Option-Based Awards				Share-Based Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in- the-money Options ($)(1)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Francesco Aquilini Chairman	125,000	$2.40	August 27, 2024	Nil	Nil	Nil	Nil
	68,500	$1.00	December 12, 2018	$73,295	Nil	Nil	Nil
Alan Friedman Director	292,151	$0.25	November 17, 2020	$531,715	Nil	Nil	Nil
	215,625	$0.37	November 18, 2022	$366,563	Nil	Nil	Nil
	17,959	$0.80	October 17, 2022	$22,808	Nil	Nil	Nil
	31,650	$2.37	March 29, 2024	Nil	Nil	Nil	Nil
Mike Beckerman Director	62,500	$2.40	August 27, 2024	Nil	Nil	Nil	Nil
Menashe Kestenbaum President and Director	284,554	$0.37	December 31, 2020	$483,742	Nil	Nil	Nil
	39,562	$2.37	March 29, 2024	Nil	Nil	Nil	Nil
Stephen Maida President of Esports and Director	250,000	$2.40	August 27, 2024	Nil	Nil	Nil	Nil
Ben Colabrese Director	13,187	$2.37	November 14, 2023	Nil	Nil	Nil	Nil
	26,375	$2.37	March 29, 2024	Nil	Nil	Nil	Nil

Notes:

(1)

Calculated by multiplying the number of shares purchasable on exercise of the options by the difference between the market price of Enthusiast Gaming’s common shares as at December 31, 2019 and the exercise price of the options. The closing price of the Enthusiast Gaming’s common shares on the TSXV on December 31, 2019 was $2.07.

Directors Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of the option-based awards and share-based awards which vested or were earned during the year ended December 31, 2019 for each Director (excluding Directors who were also NEOs).

Name and Principal Position	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Francesco Aquilini Chairman	$140,046	Nil	Nil
Alan Friedman Director	Nil	Nil	Nil
Mike Beckerman Director	$70,023	Nil	Nil
Menashe Kestenbaum President and Director	Nil	Nil	Nil
Stephen Maida President of Esports and Director	$280,092	Nil	Nil
Ben Colabrese Director	Nil	Nil	Nil

Notes:

(1)	Based on the difference between the market price of the underlying shares at the vesting date and the exercise price of the options.

Other Compensation

Other than as set forth herein, Enthusiast Gaming did not pay any other compensation to executive officers or directors during the last completed financial year other than benefits and perquisites which did not amount to $10,000 or greater per individual.

Indebtedness of Directors and Executive Officers

The below table outlines the aggregate indebtedness of the directors and executive officers of Enthusiast Gaming outstanding as at June 30, 2020:

AGGREGATE INDEBTEDNESS ($)
Purpose	To the Company or its Subsidiaries	To Another Entity
Loans receivable	165,966 (1)	Nil

Notes:

(1)

As at June 30, 2020, the Company has loans receivable due from the President, Chief Operating Officer and eSports President in the amount of $102,589 (December 31, 2019 - $98,557), $56,362 (December 31, 2019 - $53,715) and $7,015 (December 31, 2019 - $7,015) respectively. The loans receivable are non-interest bearing and due on demand.

No indebtedness of any current or former director, executive officer, proposed nominee for election to the board, or associate of such person is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Enthusiast Gaming.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out information with respect to all compensation plans under which equity securities are authorized for issuance as at June 30, 2020.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,459,046	$1.35	3,962,151
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,459,046	$1.35	3,962,151

SCHEDULE “A” – CARVE-OUT FINANCIAL STATEMENTS IN RESPECT OF NEW OMNIA MEDIA GAMING CORPORATION

INDEX

Audited Annual Carve-out Financial Statements of New Omnia Media Gaming Corporation	A-3

Independent Auditors’ Report on the Carve-out Financial Statements as at and for the year ended August 31, 2019

Carve-out Statements of Operations and Comprehensive Loss for the years ended August 31, 2019 (audited), 2018 (unaudited) and 2017 (unaudited)

Carve-out Statements of Financial Position as at August 31, 2019 (audited), 2018 (unaudited) and 2017 (unaudited)

Carve-out Statements of Net Investment for the years ended August 31, 2019 (audited), 2018 (unaudited) and 2017 (unaudited)

Carve-out Statements of Cash Flows for the years ended August 31, 2019 (audited), 2018 (unaudited) and 2017 (unaudited)

Notes to the Carve-out Financial Statements of New Omnia Media Gaming Corporation for the years ended August 31, 2019 (audited), 2018 (unaudited) and 2017 (unaudited)

Unaudited Interim Carve-out Financial Statements of New Omnia Media Gaming Corporation	A-37

Interim Condensed Carve-out Statements of Operations and Comprehensive Income (Loss) for the three and nine months ended May 31, 2020 and 2019

Interim Condensed Carve-out Statements of Financial Position as at May 31, 2020 and August 31, 2019

Interim Condensed Carve-out Statements of Net Investment for the nine months ended May 31, 2020 and 2019

Interim Condensed Carve-out Statements of Cash Flows for the nine months ended May 31, 2020 and 2019

Notes to the Interim Condensed Carve-out Financial Statements of New Omnia Media Gaming Corporation for the three and nine months ended May 31, 2020

Carve-out financial statements of

New Omnia Media Gaming Corporation

August 31, 2019, 2018, and 2017

Independent auditor’s report

To the Management of Blue Ant Media Inc.

Our opinion

In our opinion, the accompanying carve-out financial statements present fairly, in all material respects, the financial position of New Omnia Media Gaming Corporation (the Company), a carve-out business of Blue Ant Media Solutions Inc., as at August 31, 2019, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s carve-out financial statements comprise:

●	the carve-out statement of operations and comprehensive income (loss) for the year ended August 31, 2019;

●	the carve-out statement of financial position as at August 31, 2019;

●	the carve-out statement of net investment for the year then ended;

●	the carve-out statement of cash flows for the year then ended; and

●	the notes to the carve-out financial statements, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the carve-out financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the carve-out financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J oB2

T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Emphasis of matter – carve-out financial statements

We draw attention to the fact that, as described in note 2 to the carve-out financial statements, the Company has not operated as a separate entity. These carve-out financial statements are, therefore, not necessarily indicative of results that would have occurred if the Company had been a separate, stand-alone entity during the year presented or of future results of the Company. Our opinion is not modified in respect of this matter.

Responsibilities of management and those charged with governance for the carve-out financial statements

Management is responsible for the preparation and fair presentation of the carve-out financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of carve-out financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the carve-out financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the carve-out financial statements

Our objectives are to obtain reasonable assurance about whether the carve-out financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these carve-out financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the carve-out financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the carve-out financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the carve-out financial statements, including the disclosures, and whether the carve-out financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

June 16, 2020

New Omnia Media Gaming Corporation

Carve-out statements of operations and comprehensive income (loss)

year ended August 31

(expressed in thousands of US dollars)

	2019	2018	2017
	$	$	$
		(unaudited)	(unaudited)

Revenues (Note 12)	59,909	46,463	43,234

Expenses (Note 13)
Direct content, production and delivery expense	55,240	43,844	41,464
Sales, general and administrative expenses	4,033	3,223	6,671
Share based compensation (Note 11)	34	40	32
Depreciation and intangible amortization	322	25	53
Finance expenses (income), net	9	(33)	-
Restructuring costs	7	241	183
Acquisition related expenses	14	-	-
	59,709	47,340	43,403
Income (loss) before Income taxes	200	(877)	(5,169)
Income tax expense (Note 14)
Current	48	1	2
Deferred	-	-	-
Net Income (loss)	152	(878)	(5,171)

Comprehensive Income (loss)	152	(878)	(5,171)

The accompanying notes to the carve-out financial statements are an integral part of the carve-out financial statements.

New Omnia Media Gaming Corporation

Carve-out statements of financial position
as at August 31

(expressed in thousands of US dollars)

	2019	2018	2017
	$	$	$
		(unaudited)	(unaudited)
Assets
Current assets
Cash	75	330	141
Trade and other receivables (Note 15)	5,570	4,444	3,645
Prepaids and other assets	385	105	109
Total current assets	6,030	4,879	3,895

Non-current assets
Property and equipment (Note 5)	104	49	55
Intangible assets (Note 7)	751	6	8
Goodwill (Note 8)	6,256	2,570	2,570
Other long-term assets	77	77	217
Total non-current assets	7,188	2,702	2,850
Total assets	13,218	7,581	6,745

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 9)	6,234	5,183	4,341
Due to related parties (Note 16)	2	40	22
Total current liabilities	6,236	5,223	4,363

Net Investment
Parent net investment (Note 10)	20,950	16,478	15,624
Deficit	(13,968)	(14,120)	(13,242)
Total net investment	6,982	2,358	2,382
Total liabilities and net investment	13,218	7,581	8,745

The accompanying notes to the carve-out financial statements are an integral part of the carve-out financial statements.

New Omnia Media Gaming Corporation

Carve-out statements of financial position
as at August 31

(expressed in thousands of US dollars)

	Parent net		Total
Description	investment	Deficit	investment
	$	$	$
			(unaudited)

Opening balance as of September 1,2016 (Note 10)	9,976	(8,071)	1,905
Share based compensation (Note 11)	32	-	32
Additional contribution by Parent	5,462	-	5,462
Corporate allocations by Parent	154	-	154
Net loss	-	(5,171)	(5,171)
Total as of August 31,2017	15,624	(13,242)	2,382

	$	$	$
			(unaudited)

Share based compensation (Note 11)	40	-	40
Additional contribution by Parent	416	-	416
Corporate allocations by Parent	398	-	393
Net loss	-	(878)	(873)
Total as of August 31,2013	16,478	(14,1201)	2,358

	$	$	$

Share based compensation (Note 11)	34	-	34
Additional contribution by Parent	3,966	-	3,966
Corporate allocations by Parent	472	-	472
Net income	-	152	152
Total as of August 31,2019	20,950	(13,3681)	6,982

The accompanying notes to the carve-out financial statements are an integral part of the carve-out financial statements.

New Omnia Media Gaming Corporation

Carve-out statements of cash flows
year ended August 31

(expressed in thousands of US dollars)

	2019	2018	2017
	$	$	$
		(unaudited)	(unaudited)
Operating activities
Net income (loss)	152	(878)	(5,171)
Items not involving cash
Amortization of property and equipment (Note 5)	22	20	28
Amortization of content rights (Note 6)	-	-	82
Amortization of intangible assets (Note 7)	299	5	25
Share-based compensation (Note 11)	34	40	32
Additions to content rights (Note 6)	-	-	(82)
Changes in other non-cash items (Note 18)	(394)	205	(551)
Changes in non-cash items due to allocations	473	398	154
Net cash provided by (used in) operating activities	588	(210)	(5,483)

Financing activities
Proceeds from additional contribution by Parent	3,966	416	5,462
Cash flows provided by financing activities	3,968	418	5,482

Investing activities
Business acquisitions, net of cash acquired (Note 4)	(4,670)	-	-
Additions to property and equipment (Note 5)	(42)	(14)	(34)
Additions to intangibles assets (Note 7)	(95)	(3)	(3)
Cash flows used in investing activities	(4,807)	(17)	(37)

Net increase (decrease) in cash	(255)	189	(58)

Cash, beginning of year	330	141	199
Cash, end of year	75	330	141

The accompanying notes to the carve-out financial statements are an integral part of the carve-out financial statements.

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017
(expressed in thousands of U.S. dollars)

1.  Background and nature of operations

New Omnia Media Gaming Corporation (the “Company”) represents the carved-out gaming business of Omnia Media Inc. (“Omnia Media”), its immediate parent. The address of the Company’s principal place of business is 300 Corporate Pointe, Culver City, California. Omnia Media is a wholly owned subsidiary of Blue Ant Media Solutions Inc. (“BAMSI”, or the “Parent”), a company incorporated under the Canadian Business Corporations Act on December 7, 2010 and domiciled in Canada.

The Company’s principal business activities include the creation, distribution, and exploitation of owned and talent-produced gaming-related video content, as well as the representation and management of the underlying talent. The Company generates YouTube advertising revenue from both its External Talent Network and Owned & Operated content through delivery of targeted advertisements on YouTube that users click on, leading to direct engagement between users and advertisers.

•	External Talent Network relates to the distribution of talent-produced video content on Google AdSense platform.

•	Owned & Operated relates to the creation, distribution and exploitation of video content for owned channels on YouTube and other social media platforms.

The Company operates as one reportable segment, with the Chief Operating Decision Maker across all decisions being the Chief Executive Officer of the Parent.

2.   Significant accounting policies

A)    Statement of compliance

The carve-out financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The carve-out financial statements are prepared on a going concern basis. The accounting policies set out below have been applied consistently for all years presented, unless otherwise stated. Newly adopted standards and guidance not effective for the current accounting period are described in Note 3.

These carve-out financial statements were authorized for issuance by the Parent’s management on June 16, 2020.

B)    Basis of presentation

The carve-out financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value. The carve-out financial statements are presented in thousands of U.S. dollars, unless otherwise noted.

The operating results reflected in the carve-out statements of operations and comprehensive income include allocations for certain finance and administrative functions historically provided by the Parent, including, but not limited to, insurance, information technology, and share-based compensation. The costs relates to these services have been allocated to the Company on the basis of direct usage when identifiable, based on the Parent’s existing divisional reporting structure; otherwise they have been allocated on a pro-rata basis based on sales, margins, headcount, or other measures considered to be a reasonable reflection of the historical usage of these services.

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017
(expressed in thousands of U.S. dollars)

2.  Significant accounting policies (continued)

B) Basis of presentation

Significant allocations affecting the operating results of the Company include:

•    Executive and administrative compensation

Executive and administrative compensation represents an allocation of the costs paid for centrally by the Parent in relation to key executives and administrative functions. The allocation was determined based on the relative time and effort of key management and administrative personnel at the Parent corporate level related to managing and operating the Company. Included in this amount is an allocation of management compensation arising in connection with the Parent’s employee stock option plan (“ESOP”).

•    Corporate cost allocations

Corporate cost allocations represent the allocation of the costs paid for centrally by the Parent in relation to transactions or other business activities such as accounting system license costs, rent and insurance premiums. The allocation is determined based on underlying driver specific to each cost.

On the carve-out statement of financial position, the majority of assets (including goodwill) and liabilities in these carve- out financial statements are directly identifiable and have such been carved out on the basis of the Parent’s existing divisional reporting structure. Also included in these carve-out financial statements is the resulting Parent net investment arising from corporate allocations and the net funding provided to/from other non-carve-out related divisions within Omnia Media.

Management believes the assumptions underlying these carve-out financial statements are reasonable. Nevertheless, the carve-out financial statements herein may not include all of the costs that would have been incurred by the Company had it operated as a standalone entity during the periods presented. Actual costs that would have been incurred had the company operated on a standalone basis would depend on multiple factors, including organization structure, underlying infrastructure, or other areas that would have been driven by strategic or operational decisions.

The Company’s principal accounting policies are set out below.

C) Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets acquired, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognized in the statement of operations and comprehensive income (loss) as incurred.

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair value at the acquisition date, except deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements which are recognized and measured in accordance with International Accounting Standards (“IAS”) 12 Income Taxes and IAS 19 Employee Benefits respectively. Any contingent consideration to be transferred by the Company will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration will be recognized in accordance with IFRS 9 Financial Instruments: Recognition

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017
(expressed in thousands of U.S. dollars)

and Measurement, either in the statement of operations and comprehensive income (loss) or other comprehensive income.

D)   Cash

The Company’s cash is invested with major financial institutions in business accounts that are available on demand by the Company for its programs. The Company does not invest in any asset-backed deposits/investments.

E)    Property and equipment

Property and equipment are carried at cost, less accumulated amortization and accumulated impairment losses.

The cost of an item of property and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Amortization is recognized based on the cost of an item of property and equipment, less its estimated residual value, over its estimated useful life at the following rates:

Detail	Useful life	Method
Leasehold improvement	Lease term	Straight-line
Office furniture and equipment	10 years	Straight-line
Computer hardware and software	5 years	Straight-line
Technical equipment	3 to 7 years	Straight-line

An asset’s residual value, useful life and amortization method are reviewed, and adjusted if appropriate, on an annual basis.

F)   Investment in Content Rights

Owned content represents programs that are produced in-house or through a production services arrangement, where the rights of ownership are held outright by the Company. It includes costs of productions in development, productions in process and completed productions.

Long-form owned content

Long-form owned content represents owned content and programs that are typically greater than ten minutes in length. Generally speaking, costs related to long-form owned content are capitalized and amortized into income over time, the detail of which is discussed below.

•    Recognition

In the case of long-form owned content rights an asset is recorded once the production has been completed and the following conditions have been met: (i) the cost to produce the program is known or reasonably determinable and (ii) the material is available to the Company for distribution or telecast. Prior to the completion of the production the costs incurred are carried as productions-in-progress. Such owned content programs are measured at the cost to produce, net of relevant tax credits or similar subsidy funding obtained by the Company.

•    Amortization

For long-form owned content rights, the premise underlying control of production and retention of ownership rights is that the content will be utilized on multiple platforms over an extended period of time with the intention of creating a growing library of content available for use by the Company into the future and for sale in distribution into other international

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017
(expressed in thousands of U.S. dollars)

markets. Accordingly, the Company amortizes these owned content rights over the estimated consumption pattern of the owned content. Productions completed and released are amortized using a declining balance method at rates ranging from 40-50% in the period of episodic delivery and at rates ranging from 10-25% annually thereafter.

Short-form owned content

Short-form owned content represents owned content and programs that are typically ten minutes or under in length. The Company expenses costs related to development and productions as incurred.

Impairment of tangible and intangible assets and investment in content rights (excluding goodwill)

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the net amortized carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

G)   Intangible assets

Trademarks

Trademarks are recognized at fair value on the date they are acquired. Trademarks represent identifiable assets with indefinite useful lives and therefore are not subject to amortization. They are carried at cost less accumulated impairment losses.

Customer contracts

Customer contracts represent identifiable assets with definite useful lives acquired in business combinations. Such contracts are initially recognized at their fair value at the acquisition date and subsequently carried at cost less accumulated amortization and accumulated impairment losses.

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017
(expressed in thousands of U.S. dollars)

2.  Significant accounting policies (continued)

G)   Intangible assets (continued)

Customer relationships

Customer relationships represent assets acquired in a business combination and recognized separately from goodwill. Customer relationships are initially recognized at fair value at the acquisition date and subsequently carried at that value less accumulated amortization and accumulated impairment losses.

Library

Library represents assets acquired in a business combination and recognized separately from goodwill. Library is initially recognized at fair value at the acquisition date and subsequently carried at that value less accumulated amortization and accumulated impairment losses.

Amortization is recognized on a straight-line basis over estimated useful life at the following rates:

Detail	Useful life	Method
Customer contracts	Up to 1 year	Straight-line
Customer relationships	Up to 2 years	Straight-line
Library	2-5 years	Straight-line

Amortization is recognized on a straight-line basis over their definite lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

H)   Goodwill

Goodwill arising in a business combination is recognized as an asset at the date that control is acquired. Goodwill is measured as the excess of the sum of the consideration transferred, the fair value of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree, if any, over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Goodwill is reviewed for impairment annually or when circumstances indicate that the carrying amount may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s CGU expected to benefit from the synergies of the combination. If the recoverable amount of the CGU to which goodwill relates is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro- rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

I)     Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017
(expressed in thousands of U.S. dollars)

2.  Significant accounting policies (continued)

I)    Provisions (continued)

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

J)   Revenue recognition

Revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps:

1.  Identify the contract with the customer;

2.  Identify the performance obligation in the contract;

3.  Determine the transaction price;

4.  Allocate the transaction price to the performance obligations in the contract; and

5.  Recognize revenue when (or as) the entity satisfies the performance obligation.

The Company applies the following specific revenue recognition policies.

YouTube platform advertising revenue

YouTube platform advertising revenue is recognized at a point in time, which is when the user clicks on the advertisement, views the advertisement for a specified period of time, or based on the number of times the underlying advertisement is displayed. The Company recognizes this revenue net of the amount retained by Google. YouTube platform advertising revenue is earned from two primary sources:

External Network Talent AdSense

External Talent Network AdSense revenue is earned from distribution of talent-produced video content on Google AdSense platform. The Company is also required to remit a portion of the remaining proceeds (after Google’s share) back to the external talent in the form of royalties. These remittances are recorded as expenses in direct content, production and talent expense.

Owned & Operated AdSense

Owned & Operated advertising revenue is earned from the creation, distribution and exploitation of video content for owned channels on YouTube and other social media platforms. As the Company owns the underlying content and is therefore not required to pay any remittances back to external talent, revenue is presented net of Google share, with any costs of production and delivery being expensed accordingly in direct content, production and talent expense.

Brand solutions

Brand solutions represents revenue earned from talent management and representation for non-AdSense related branded content (direct advertising, production, and programmatic ad sales). Within brand solutions, the Company generates revenue through programs and promotions directly with advertisers on behalf of the talent it represents, by arranging for product placement, representation, or additional advertisement of brands embedded directly within the video content that is produced by the represented talent. Related promotion and advertising revenue, net of

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017
(expressed in thousands of U.S. dollars)

agency commissions if applicable, is recognized over time, using an output method, upon fulfillment of contractual campaigns based on the number of advertising units utilized.

Other platform revenue

Other Platform revenue represents advertising revenue earned from platforms other than YouTube (e.g. Twitch, Snapchat, etc.). Advertising revenue from other platforms is recognized at a point in time, which is when the user clicks on the advertisement, views the advertisement for a specified period of time, or based on the number of times the underlying advertisement is displayed.

Other revenue

Other revenue includes revenue earned from merchandising or other distribution of content. Revenue from these sources is recorded at a point in time when control of the underlying product or content has transferred to the customer.

Gross versus net revenue

Third party arrangements are evaluated to determine whether the Company acts as the principal or agent under the specific terms of each arrangement. To the extent that the Company acts as the principal in an arrangement, revenues are reported on a gross basis; revenues and expenses are recognized in their respective financial statement line items. Conversely, if the Company acts as the agent, revenues are reported on a net basis; revenues are presented net of any related expenses.

Determination of principal or agent classification is based on an evaluation of whether the nature of the Company’s promise is a performance obligation to provide specific goods or services to the customer (principal), or simply arrange for those goods and services to be provided to the customer by a third party (agent). The most significant factors to consider include whether the Company controls the good or service immediately before it is transferred to the customer, is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before transferring the specified good or service, and has discretion in establishing prices for the specified good or service. The Company recognizes Google AdSense revenue net of the amount retained by Google within promotion and advertising revenue.

K)   Foreign currencies

The presentation and functional currency of the Company is US dollars.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions from the translation, at year-end exchange rates, of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the carve-out statement of operations and comprehensive income (loss).

L)   Taxation

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the carve-out statement of operations and comprehensive income (loss) because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017
(expressed in thousands of U.S. dollars)

2.  Significant accounting policies (continued)

L)  Taxation (continued)

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition other than in a business combination of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets arising from deductible temporary differences are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items that are recognized outside profit or loss, in which case the tax is also recognized outside profit or loss, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination.

M)   Financial instruments

The Company has applied IFRS 9, Financial Instruments during the year, under which financial instruments are measured and classified based on the business model in which they are held and the characteristics of the underlying cash flows. IFRS 9 contains three primary measurement categories for financial assets: measured at fair value through profit and loss (“FVPL”), amortized cost, and fair value through other comprehensive income (“FVOCI”).

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017
(expressed in thousands of U.S. dollars)

2.  Significant accounting policies (continued)

M) Financial instruments (continued)

The Company has determined the following classification of its assets and liabilities at initial recognition under IAS 39 and IFRS 9:

Asset/liability	Classification, IAS 39	Classification and Measurement, IFRS 9
Cash	FVPL	FVPL
Trade receivables	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost

All financial assets are recognized and derecognized on trade date which is the date that the Company commits to purchase or sell the asset. The Company has not classified any financial instruments as FVOCI.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts, transaction costs and other premiums or discounts, through the expected life of the debt instrument or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets and liabilities at fair value through profit or loss (“FVPL”)

Financial assets at FVPL are stated at fair value, with any gains or losses arising on re-measurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and would be offset against ‘finance expenses’ in the carve-out statement of operations and comprehensive income (loss).

Financial liabilities at FVPL are stated at fair value, with any gains or losses arising on re-measurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance expenses’ line item in the carve-out statement of operations and comprehensive income (loss).

Financial assets and liabilities held at amortized cost

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are held at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Other financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Other financial liabilities are de-recognized when the obligations are discharged, cancelled or expired.

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017
(expressed in thousands of U.S. dollars)

2.  Significant accounting policies (continued)

M)   Financial instruments (continued)

De-recognition

The Company de-recognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. The unrealized gains and losses recorded in accumulated other comprehensive income are transferred to the carve-out statement of operations and comprehensive income (loss) on disposal of a financial asset.

A financial liability is de-recognized when, and only when, the Company’s obligations are discharged, cancelled or they expire.

Determination of fair value

Financial instruments recorded at fair value on the carve-out statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value for the interest rate swaps is based on forward yield curves which are observable inputs provided by banks and available in other public data sources, and are classified within Level 2.

Fair value hierarchy and liquidity risk disclosure

The following summarizes the methods and assumptions used in estimating the fair value of the Company’s financial instruments where measurement is required. The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include trade and other receivables, accounts payable and accrued liabilities.

Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the carve-out statement of financial position, have been prioritized into three levels as per the fair value hierarchy included in IFRS and are described above.

Impairment of financial assets

The Company assesses indicators of impairment at the end of each reporting period under the new “expected credit loss” model, and considers impairment as follows.

Financial assets, other than those at FVPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017
(expressed in thousands of U.S. dollars)

evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For certain categories of financial assets, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

N)   Critical accounting estimates

In the application of the Company’s accounting policies, management is required to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future estimates.

The following are the key critical accounting estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year.

Business combinations

The purchase price allocation process requires management to use significant estimates and assumptions, including fair value estimates including, but not limited to:

•    estimated fair values of tangible assets;

•    estimated fair values of investment in content rights;

•    estimated fair values of intangible assets;

•    probability of required payment under contingent consideration provisions; and

•    estimated income tax assets and liabilities.

While management uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value the assets acquired and liabilities assumed at the business combination date, estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which is the earlier of the date management receives the information it is looking for or one year from the business combination date, adjustments are recorded to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017
(expressed in thousands of U.S. dollars)

2.  Significant accounting policies (continued)

N)   Critical accounting estimates (continued)

Subsequent to acquisition, the Company has estimated the fair value of future purchase consideration payable based on estimates of the future financial performance of the relevant entity.

Although management believes the assumptions and estimates made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Examples of critical estimates in valuing certain of the assets and liabilities acquired include but are not limited to:

•    future expected cash flows from customer contracts with advertisers;

•    the acquired company’s content and customer relationships as well as assumptions about the period of time these acquired intangibles will continue to benefit the combined company;

Impairment of tangible and intangible assets

Determining whether tangible and intangible assets are impaired requires an estimation of their fair value less costs of disposal and their value in use. The value in use and fair value calculations require management to estimate the future cash flows expected to arise from the asset and a suitable discount rate in order to calculate present value.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the CGU to which goodwill has been allocated and is tested at least annually. The value in use calculation and fair value requires management to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation, which could also impact net income as expenses and impairments could change. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

O)   Significant management judgements

Deferred tax asset recoveries

The ultimate realization of deferred tax assets is dependent upon future taxable income during the years in which these assets are deductible. A deferred tax asset is recognized to the extent that it is probable that the assets can be recovered based upon the probable timing and level of future taxable income together with future tax planning strategies. The Company regularly assesses all negative and positive evidence to evaluate the recoverability of its deferred tax assets including an evaluation of the nature and the amount of significant tax assets and their carry-forward period, the Company’s recent earnings history, forecasts of future earnings and the Company’s ability to reasonably forecast sufficient future earnings.

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017

(expressed in thousands of U.S. dollars)

2.	Significant accounting policies (continued)

O)	Significant management judgements (continued)

Allocations

Determining the appropriate amounts of certain corporate expenses and balances to allocate may require significant management judgment with respect to the identification of the allocation base (i.e. headcount, revenues, income, etc.) and overall methodology to applying that base. Key allocations that required significant judgment from management are the following:

●	Executive compensation

The Company does not directly employ certain executives, such as CEO, COO, or CFO, many of whom are paid by the Parent centrally and provide executive oversight services to the Company, as well as other companies across the Parent’s group. The costs of these executives have been allocated to the Company’s carve-out financial statements on the basis of their total costs, prorated on the basis of the amount of relative time and effort corporate executives dedicate to management and oversight of the Company.

●	Share-based compensation

Included management compensation is an allocation of costs incurred by the Parent in respect of the Company’s management related to the Parent’s ESOP. These costs have been allocated to the Company based on the specific individuals they were granted to by the Parent and their association with the Company.

●	Corporate professional, technology, and administrative expenses

Certain corporate expenses were paid for on behalf of the Company by the Parent. These include professional fees, such certain legal, tax, and insurance costs, which are allocated to the Company using a systematic approach based on the relative financial measures, such as revenue, gross margin, or income of the Company relative to the consolidated Parent. Other corporate costs, such as corporate system license fees and certain payroll costs have been allocated based non-financial allocation measures, such headcount, or number of active users.

Management has undergone a detailed review of all allocations and determined that the approach and methodology undertaken are appropriate.

3.	Accounting standards

Accounting standards adopted

Disclosure initiative (amendments to IAS 7 Statement of Cash Flows)

These amendments to IAS 7 Statement of Cash Flows require a disclosure of changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. These amendments are effective for annual periods beginning on or after January 1, 2017. The adoption of this standard had no financial impact on the Company's carve-out financial statements.

IFRS 9, Financial instruments

(“IFRS 9”) is required to be applied for years beginning on or after January 1, 2018 and introduces new requirements for the classification and measurement of

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017

(expressed in thousands of U.S. dollars)

financial assets and liabilities. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). Specifically, a single classification and measurement of financial assets reflect the business model in which they are managed and their cash flow characteristics. It also establishes a new expected credit loss impairment model and hedge accounting model.

Under the previous accounting standard, the Company calculated its provision for impaired receivables by applying an incurred loss model. Under IFRS 9, the Company was required to revise its impairment methodology. As a result, the Company assesses indicators of impairment at the end of each reporting period under the new “expected credit loss” model. Under this model, the Company’s provisions are based on estimated recoverable amounts determined by using a combination of the customer’s historical experience, and expected future credits. The impact on adoption of the expected credit loss model was determined to be nominal.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 Revenue from contracts with customers (“IFRS 15”) is effective for annual periods beginning on or after January 1, 2018. IFRS 15 replaces IAS 18 Revenue and IAS 11, Construction Contracts, and some revenue related interpretations.

Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps:

1.	Identify the contract with the customer;

2.	Identify the performance obligation in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies the performance obligation.

The Company adopted the standard using the full retrospective method on the date of transition which was September 1, 2016. The Company also elected to apply the practical expedient which permits the Company to apply IFRS 15 retrospectively only to contracts that are not completed contracts at the date of the initial application.

The Company has identified all significant revenues, and analyzed the specific contracts with customers underlying those revenues. There was no impact on the September 1, 2016 opening balance sheet as a result of the adoption of this standard.

Accounting standards issued but not yet effective

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 Leases ("IFRS 16") effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have also adopted IFRS 15. IFRS 16 provides a comprehensive model for the measurement, presentation and disclosure of leases and supersedes IAS 17 Leases. The adoption of IFRS 16 will result in substantially all lessee leases being recorded on the balance sheet as an asset with a corresponding liability with both current and long-term portions. The Company is currently reviewing the impact of IFRS 16 on its carve-out financial statements.

IFRIC 23, Uncertainty over income tax

The IASB issued IFRIC 23 uncertainty over income tax (“IFRIC 23”) on June 2017 to clarify how the recognition and measurement requirements of IAS 12 Income Taxes should be applied where there is uncertainty over income tax treatments. The interpretation is effective for annual periods

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017

(expressed in thousands of U.S. dollars)

beginning on or after January 1, 2019, with modified retrospective or retrospective application. The Company is currently evaluating the impact of IFRIC 23 on its carve-out financial statements.

Amendments to IFRS 3, Business combinations

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020. The amendments are intended to assist entities in determining whether a transaction should be accounted for as a business combination or an asset acquisition by providing additional guidance on the minimum requirements for an acquisition to be considered a business. The Company is currently reviewing the impact of this amendment may have on this carved-out business for acquisitions that may arise on or after January 1, 2020.

4.	Business combinations

During the year ended August 31, 2019, the Company acquired the assets of two content creators. The details of the acquisitions have been summarized below.

Business acquisition of Wisecrack Inc.

On May 31, 2019, the Company acquired the assets of Wisecrack from its creators for total consideration of $2,800 in cash. In accordance with IFRS 3, the transaction was accounted for as a business combination. The cash payment of $2,800 was financed on closing with an advance of funds from the Parent and reflected in the carve-out financial statements within Parent net investment.

Wisecrack is a YouTube and podcast creator with content that focuses on pop-culture and gaming. The acquired assets include technical equipment, the library of existing videos and podcasts, customer relationships with advertisers, and customer contracts. As part of the acquisition, the Company also assumed the underlying employment contracts, including those for the creative team, which will support the Company in growing and extending additional revenue platforms. The goodwill is attributed to building scale and expertise at the Company. The goodwill arises from the underlying customer base of the channel, which consists of approximately 2.6 million subscribers as of the date of acquisition, and is deductible over time for tax purposes. The Company incurred acquisition related costs of $14.

Fair Value recognized on acquisition date	$
Technical equipment	35
Library	227
Customer relationships	372
Customer contracts	85

Total identifiable net assets at fair value	719

Consideration transferred	2,800
Less: fair value of identifiable net assets acquired	719
Goodwill arising on acquisition	2,081

	Revenue	Net income
	$	$
Actuals included in Company's operations for 2019	289	(1)
Supplemental pro forma for 2019	1,156	51

Both actual and supplemental pro forma net income excludes amortization of intangibles and acquisition related costs.

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017

(expressed in thousands of U.S. dollars)

4.	Business combinations (continued)

Supplemental pro forma information includes the pre-acquisition revenue and net income earned by the acquired business from September 1, 2018 to the acquisition date of May 31, 2019, as well as the revenue and net income earned by the Company related to the acquired business from June 1, 2019 to August 31, 2019.

Business acquisition of BCC Trolling

On May 13, 2019, the Company acquired the assets of BCC Trolling ("BCC") from its creator for total consideration of $1,870, comprised of $1,300 in cash, and deferred cash payments of up to $570, contingent on achievement of future operational milestones and revenue targets.

The contingent consideration is determined as follows:

●	$300 contingent on the BCC Trolling YouTube Channel being added to the Company’s YouTube CMS;

●	Up to $100 contingent on revenue equal to or greater than $200 from June 1 to July 31, 2019; and

●	Up to $170 contingent on revenue equal to or greater than $600 from June 1 to November 30, 2019.

As at August 31, 2019, all deferred consideration, with the exception of the $170 contingent payment noted above has been paid to the vendor. This remaining balance of $170 is included in accrued liabilities as at August 31, 2019, and was subsequently paid in full in November 2019.

In accordance with IFRS 3, the transaction was accounted for as a business combination. BCC is a gaming-related YouTube channel with a focus on compiling fan-curated videos related to popular video games. The acquired assets include the library of existing videos and podcasts. The goodwill is attributed to building scale and expertise at the Company. The goodwill arises from the underlying customer base of the channel, which consists of approximately 10.3 million subscribers as of the date of acquisition, and is deductible over time for tax purposes. The Company incurred acquisition related costs of $nil.

Fair value recognized on acquisition date	$
Library	265
Total identifiable net assets at fair value	265

Consideration transferred	1,870
Less: fair value of identifiable net assets acquired	265
Goodwill arising on acquisition	1,605

	Revenue	Net income
	$	$
Actuals included in Company's operations for 2019	705	446
Supplemental pro forma for 2019	2,209	1,819

Both actual and supplemental pro forma net income excludes amortization of intangibles.

Supplemental pro forma information includes the pre-acquisition revenue and net income earned by the acquired business from September 1, 2018 to the acquisition date of May 13, 2019, as well as the revenue and net income earned by the Company related to the acquired business from May 14, 2019 to August 31, 2019.

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017

(expressed in thousands of U.S. dollars)

5.	Property and equipment

	Leasehold improvement	Office furniture and equipment	Computer hardware and software	Technical equipment	Total
	$	$	$	$	$
					(unaudited)
For the year ended August 31, 2017
Opening net book value	-	12	35	1	45
Additions	12	5	13	4	34
Amortization	(1)	(4)	(22)	(1)	(28)
Net book value	11	13	27	4	55

At August 31, 2017
Cost	12	25	61	5	103
Accumulated amortization	(1)	(12)	(34)	(1)	(48)
Net book value	11	13	21	4	55

	Leasehold improvement	Office furniture and equipment	Computer hardware and software	Technical equipment	Total
	$	$	$	$	$
					(unaudited)
For the year ended August 31, 2018
Opening net book value	11	13	27	4	55
Additions	-	-	1	13	14
Amortization	(4)	(5)	(10)	[1]	(20)
Net book value	7	8	18	16	49

At August 31, 2018
Cost	11	25	34	18	88
Accumulated amortization	(4)	(17)	(16)	(2)	(39)
Net hook value	7	8	18	16	49

	Leasehold improvement	Office furniture and equipment	Computer hardware and software	Technical equipment	Total
	$	$	$	$	$

For the year ended August 31, 2019
Opening net book value	1	8	18	[16]	49
Acquisitions	-	-	-	[35]	35
Additions	-	4	38	-	42
Amortization	(4)	(4)	(9)	(5)	(22)
Net book value	3	8	47	[46]	104

At August 31,2019
Cost	11	29	72	[53]	165
Accumulated amortization	(8)	(21)	(25)	(7)	(61)
Net hook value	3	8	47	[46]	104

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017

(expressed in thousands of U.S. dollars)

6.	Investment in Content Rights

	2019	2018	2017
	$	$	$
		(unaudited)	(unaudited)
Cost
Opening cost	82	82	-
Additons	-	-	82
Total cost	82	82	82

Accumulated amortizaiton
Opening accumulated amortizaiton	(82)	(82)	-
Amortization	-	-	(82)
Total accumulated amortizaiton	(82)	(82)	(82)

Cost	82	82	82
Accumulated amortization	(82)	(82)	(82)
Net hook value	-	-	-

7.	Intangible assets

	Library	Trademarks	Customer contracts	Customer Relationships	Total
	$	$	$	$	$
					(unaudited)
For the year ended August 31, 2017
Opening net book value	-	-	30	-	30
Additions	-	3	-	3
Amortization	-	-	(25)	-	(25)
Net book value	3	5	8

At August 31, 2017
Cost	-	3	117	-	120
Accumulated amortization	-	-	(112)	-	(112)
Net book value	-	3	5	-	8

	Library	Trademarks	Customer contracts	Customer Relationships	Total
	$	$	$	$	$
					(unaudited)
For the year ended August 31, 2018
Opening net book value	-	3	5	-	8
Additions	-	3	-	3
Amortization	-	-	(5)	-	(5)
Net book value	-	6	-	-	6

At August 31, 2018
Cost	-	6	117	-	123
Accumulated amortization	-	-	(117)	-	(117)
Net book value	-	6	-	-	6

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017

(expressed in thousands of U.S. dollars)

7.	Intangible assets (continued)

	Library	Trademarks	Customer contracts	Customer Relationships	Total
	$	$	$		$
For the year ended August 31, 2019
Opening net book value	-	6	-	-	6
Acquisitions	492	-	85	372	949
Additions	-	5	-	90	95
Amortization	(82)	-	(85)	(132)	(299)
Net book value	410	11	-	330	751

At August 31, 2019
Cost	492	11	202	462	1,167
Accumulated amortization	(82)	-	(202)	(132)	(416)
Net book value	410	11	-	330	751

8.	Goodwill

	2019	2018	2017
	$	$	$
		(unaudited)	(unaudited)

Balance, beginning of year	2.570	2,570	2,570
Acquisition of Wisecrack	2.081	-	-
Acquisition of BCC	1.605	-	-
Balance, end of year	6,256	2,570	2,570

The opening goodwill balance represents an allocation to the Company of the historical goodwill recognized by the Parent on initial acquisition of Omnia Media in 2016.

The Company performs its annual test for goodwill impairment on June 1. In assessing goodwill for impairment, the Company compared the aggregate recoverable amount of the assets to their respective carrying amounts. The recoverable amount was determined based on value in use. The value in use amount was determined using the present value of the future cash flows over a five-year term discounted at an after-tax discount rate with a terminal value.

The after tax discount rate represents a weighted average cost of capital (“WACC”) for comparable companies operating in the Company’s industry, based on publicly available information. The WACC is a market participant estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a market participant risk premium based on an assessment of risks related to the projected cash flows of the Company’s CGU. The terminal growth rate reflects the long-term terminal growth rate for the Company’s CGU within the market in which they operate.

For the analysis performed in the current year, an after-tax discount rate of 16% (2018 - 11.5%, 2017 - 11.5%), and a terminal value of 2% (2018 - 4%, 2017 - 3%) were used. In the current year, the Company incurred a goodwill impairment loss of $nil (2018 - $nil; 2017 - $nil).

Reasonable changes in key assumptions would not cause the recoverable amount of goodwill to fall below the carrying value for the business.

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017

(expressed in thousands of U.S. dollars)

9.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities

	2019	2018	2017
	$	$	$
		(unaudited)	(unaudited)

Accounts payable	845	420	475
Contingent consideration payable	170	-	-
Accrued adsense costs	4,263	3,941	3,051
Other accrued liabilities	956	822	815
	6,234	5,183	4,341

Other accrued liabilities include restructuring and severance costs of approximately $nil (2018 - $75, 2017 - $183) and employee annual incentive plan and sales commissions of $286 (2018 - $160, 2017 - $418).

10.	Parent net investment

The Parent’s net investment represents the initial and historical contributions by the Parent, an allocation of the Parent’s historical goodwill in the Company, and any subsequent contributions associated with the Parent’s ESOP and funding needs. The contributions by the Parent represent cash contributions to finance working capital obligations and fund acquisitions.

The opening balance of the Parent’s net investment is consists of the following:

$
(unaudited)

Initial equity investment in the Company	2,475
Historical additional contribution by Parent	4,931
Historical goodwill from acquisition of the Company by the Parent	2.570
Total as of August 31, 2016	9,976

11.	Share based payments

The Parent has stock-based compensation plans for certain officers and key full-time employees. For the purposes of preparing these carve-out financial statements, a proportionate share of the stock-based compensation expense has been allocated to the Company, based on the employees to which they relate, and their proportionate role in the Company.

The Parent has an Employee Stock Option Plan (“Company ESOP”) whereby options were reserved for issuance with the provision that the number may be increased from time to time as approved by the Board. Stock options under the Company ESOP are to be granted at exercise prices not less than the fair value of the optioned shares, unless otherwise determined by the Board; generally vest ratably over a five year period; and have a term of ten years. In the Parent’s financial statements awards granted under the ESOP plan are treated as equity-classified awards.

In the carve-out financial statements, the stock compensation expense was allocated to the Company based on whether the related employees were employed in respect of the Company’s operations. The Company recorded a total of $34 (2018 - $40, 2017 - $32) in allocated share-based compensation expense under this plan in the current year.

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017

(expressed in thousands of U.S. dollars)

The fair value of each Parent stock option grant is estimated on the date of grant using the Black- Scholes option pricing model on the date of the grant. The various inputs used to determine fair value are specific to the Parent and are not necessarily representative of what the inputs would be for the Company if it had been a stand-alone entity.

12.	Revenues

The following is an analysis of the Company’s revenues by type for the year:

	2019	2018	2017
	$	$	$
		(unaudited)	(unaudited)
You Tube platform:
External talent network - Adsense	54,682	44,579	39,993
Owned & operated - Adsense	883	208	1,896
Brand solutions	3,696	1,528	1,214
Other platforms	604	147	129
Other revenue	44	1	2
	59,909	46,463	43,234

13.	Expenses by nature

The following sets out the expenses by nature:

	2019	2018	2017
	$	$	$
		(unaudited)	(unaudited)

AdSense royalties	52,500	42,623	39.907
Salaries and benefits	2.985	2,299	5,259
Digital media costs	2,749	1,217	1,151
Facilities expenses	200	238	557
Professional fees	252	201	223
Office expenses	611	486	676
Marketing expenses	26	2	281
Share based compensation	34	40	32
Depreciation and amortization	322	25	53
Amortization of programming assets	-	-	82
Restructuring expenses	7	242	183
Acquisition related expenses	14	-	-
Finance expenses (income), net	9	(33)	-
	59,709	47,340	48,403

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017

(expressed in thousands of U.S. dollars)

14.	Income tax

Effective January 1, 2018, the U.S. federal corporate tax rate was reduced from 35% to 21%. The following table reconciles the difference between the reported income expense with the amount arrived at by applying the statutory tax rate to the reported loss before income taxes.

	2019	2018	2017
	$	$	$
		(unaudited)	(unaudited)

Company's net income (loss) before tax	200	(877)	(5,169)
Statutory federal and state tax rate	29.8%	29.8%	43.8%
Income tax cost (benefit) at the statutory tax rate	60	(262)	(2.266)
Losses and other deductions for which no benefit has been recorded	-	262	2,266
Previously unrecognized losses and other deductions	(60)	-	-
Other	48	-	-
Total income tax expense	48	1	2

The following table sets out the movement in the deferred income tax asset from 2017 to 2019. It also lists the specific items for which the differing treatments under tax and accounting rules give rise to a deferred tax impact:

	2019	2018	2017
	$	$	$
		(unaudited)	(unaudited)

Net deferred income tax assets, beginning of year	2,528	2,266	-
Net operating loss carryforward	-	262	2.266
Previously unrecognized losses and other deductions	(60)	-	-
Valuation allowance	(2,468)	(2 528)	(2,266)
Total deferred income tax assets, end of year	-	-	-

In assessing the value of deferred tax assets, the Company's management considers if it is probable that taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilized. Available evidence considered by the Company includes, but is not limited to, the Company's historic operating results, projected future operating results, and changing business and market circumstances. As at August 31, 2019, the Company has determined that based on its historical losses, and projected future operating results in fiscal 2019 and beyond, the realization of certain deferred tax assets is not probable and as a result has not recognized deferred tax assets of $2,468 (2018 - $2,528; 2017 - $2,266).

As at August 31, 2019, Omnia Media, the Company’s immediate legal parent, had net operating losses of $12,931 (2018 - $12,243; 2017 - $7,127) to be applied against future years’ taxable income which, if not utilized, will expire over various periods to 2028. The expiry of these losses in each fiscal year is summarized below:

$
2025	979
2026	6,148
2027	5,116
2028	688
12,931

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017

(expressed in thousands of U.S. dollars)

15.	Financial instruments, capital management and financial risks

Fair value

The fair values of cash, accounts and other receivables, and accounts payable and accrued liabilities, approximate their carrying values due to the short-term nature of the expected cash flows. The fair value of the contingent consideration is based on management’s best estimate using internally generated inputs related to the likelihood of achievement of certain financial targets.

		2019		2018		2017

	Fair Value Heirarchy	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$	$	$	$
					(unaudited)		(unaudited)

Contingent consideration	Level 3	170	170	-	-	-	-

Capital management

The Company considers its capital structure to consist of cash net investment from its Parent, and deficit, and makes adjustments to the structure based on the funds available to the Company in order to support the its operations and growth. The Company will continue to assess new opportunities and seek to acquire interest in additional businesses if it determines there is sufficient economic benefit and if it has adequate financial resources to do so.

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions by:

●	minimizing discretionary disbursements;

●	reducing or eliminating expenditures which are of limited strategic value

The Company’s activities expose it to a variety of financial risks, such as credit risk and liquidity risk. Risk management is carried out by the Parent’s management team with guidance from the Parent’s Audit Committee under policies approved by the Parent’s Board of Directors. The Parent’s Board of Directors also provides regular guidance for overall risk management, which management believes is reasonable, given the size and nature of the Company.

Credit risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to trade and accrued receivables and cash. The Company mitigates this risk by monitoring the creditworthiness of its customers and dealing with reputable financial institutions. Management has assessed these amounts and the entities from which the funds are held and has determined that the risk of loss is remote.

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017

(expressed in thousands of U.S. dollars)

15.	Financial instruments, capital management and financial risks (continued)

As at August 31, 2019, 2018 and 2017 the aging of trade receivables was:

	2019	2018	2017
	$	$	$
		(unaudited)	(unaudited)
Trade receivables
Current	365	99	186
Aged 31-60 Days	212	60	13
Aged 61-90 Days	105	15	5
Aged greater than 90 Days	24	12	225
Total trade receivables	706	186	429
Accrued receivables	4,864	4.258	3,216
	5.570	4,444	3,645
Allowance for doubtful accounts	-	-	-
Trade and other receivables, end of year	5,570	4,444	3,645

The accrued receivables include trade receivable due from a single customer, in relation to the Company’s YouTube AdSense business. As at August 31, 2019, this represented 86% of total trade and other receivables (2018 – 94%, 2017 – 88%). Upon adoption of IFRS 9, the amount of expected credit losses was determined in 2019 to be nominal for purposes of these carve-out financial statements.

Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations as they come due, or can only do so at excessive cost. The Company’s objective is to have sufficient liquidity to meet its liabilities when due and monitors its cash balances and projected cash flows from operations accordingly.

As at August 31, 2019, the Company had cash of $75 (2018 - $330, 2017 - $141) and other current assets of $5,955 (2018 - $4,549, 2017 - $3,754) to settle its external current liabilities of $6,234 (2018 - $5,183, 2017 - $4,341) and related party current liabilities of $2 (2018 - $40, 2017 - $22).

The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. Although the Company’s profitability has improved, the Company has historically relied on support from its parent for working capital (as described in Note 10). In light of this fact, combined with the impact of COVID-19, there is a risk that further support could be required to fund the Company’s operations in the future.

As at August 31, 2019, all of the Company’s liabilities are current liabilities that are due to mature within 1 year. A breakdown of these liabilities is shown below:

	2019	2018	2017
	$	$	$
		(unaudited)	(unaudited)

Accounts payable and accrued liabilities (Note 9)	6,234	5,183	4,341
Due to related parties (Note 16)	2	40	22
Total current liabilities	6,236	5,223	4,363

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017

(expressed in thousands of U.S. dollars)

16.	Related party transactions

During the year the Company entered into transactions, in the ordinary course of business, with its Parent. Transactions entered into, and trading balances outstanding at 31 August, are as follows:

	2019
	Sales	Purchase	Due from	Due to
	$	$	$	$

Brand solutions	166	158	-	2
	166	158	-	2

	2018
	Sales	Purchase	Due from	Due to
	$	$	$	$
				(unaudited)
Brand solutions	129	1	-	40
	129	1	-	40

	2017
	Sales	Purchase	Due from	Due to
	$	$	$	$
				(unaudited)
Brand solutions	174	161	-	22
	174	161	-	22

All related party transactions have been reported at their exchange amount which is the amount of consideration established and agreed upon by the related parties.

Carve-out allocations

The carve-out expenses arise from the allocation of executive and administrative salaries, as well as other corporate costs paid for by the Parent on behalf of the Company. The basis on which they were determined is detailed in Note 2.

Compensation of key management personnel and employees

The remuneration of key management personnel, including allocations from the Parent, during the year was as follows:

	2019	2018	2017
	$	$	$
		(unaudited)	(unaudited)

Salary compensation	867	871	1,362
Share based payments	34	40	32
Termination benefits	-	104	-
	901	1,015	1,394

Management remuneration of share-based payments reflects compensation in the form of the shares or options in the Parent’s equity.

New Omnia Media Gaming Corporation
Notes to the carve-out financial statements
August 31, 2019, 2018, and 2017

(expressed in thousands of U.S. dollars)

17.	Commitments for expenditure

The Company’s immediate parent, Omnia Media, is committed to minimum annual payments under operating lease for its office premises.

As of August 31, 2019, the office lease agreement was set to expire on July 14, 2020. In February 2020, Omnia Media entered into a new operating lease for its office premises, with an anticipated lease commencement date of July 15, 2020, and a lease term of 72 months from the commencement date. As part of the lease conditions, Omnia Media is required to issue a letter of credit to the landlord in the amount of $207.

The commitments disclosed below reflect allocations made to the Company through the carve-out process. Management estimates the resulting commitments will become payable as follows:

$
2020	479
2021	303
2022	257
2023	253
Thereafter	938
2,230

18.	Statement of Cash flow

The net change in non-cash working capital balances related to operations consists of the following:

	2019	2018	2017
	$	$	$
		(unaudited)	(unaudited)
Trade and other receivables	(1,126)	(799)	563
Prepaid expenses and deposits	(280)	4	(17)
Other long-term assets	-	140	(67)
Accounts payable and accrued liabilities	1,051	842	(1,033)
Other non-cash items / foreign exchange	(39)	18	3
Inflow/(Outflow)	(394)	205	(551)

19.	Subsequent events

COVID-19 Global Pandemic

In March 2020 the World Health Organization declared the outbreak of the COVID-19 coronavirus a global pandemic. As a result of this, and continued developments across the world, governments worldwide are taking extensive measures to curb the threat of the disease and minimize the economic impact to companies and the general population alike. In the United States, these measures include a variety of economic stimulus and relief programs to help companies manage their working capital and liquidity. Management is keeping apprised of the latest developments and is currently in the process of evaluating the impact of the pandemic on its business, including, but not limited to, the impact on the Company’s key revenue, cost, and operational drivers, as well as its eligibility to receive benefits made available through announced government relief programs. In addition, due to the potential impact of COVID-19 on the overall economic environment, there is a risk that the Company may require further financial support to fund its operations in the future should COVID-19 impact its profitability and/or cash flows. At this time, management is unable to quantify the potential financial impact associated with this event.

Interim condensed carve-out financial statements of

New Omnia Media Gaming Corporation

Three and nine months ended May 31, 2020 and 2019 (unaudited)

New Omnia Media Gaming Corporation
Interim condensed carve-out statements of operations and comprehensive income (loss)
Three and nine months ended May 31
(Unaudited, expressed in thousands of US dollars)
	Three months ended May 31		Nine months ended May 31
	2020	2019	2020	2019
	$	$	$	$
Revenues (Note 12)	14,048	13,631	46,319	44,828

Expenses (Note 13)
Direct content, production and delivery expense	13,053	12,527	42,581	41,756
Sales, general and administrative expenses	889	1,035	3,308	2,691
Share based compensation (Note 11)	1	7	4	21
Depreciation and intangible amortization	258	13	794	33
Finance expenses (income), net	2	-	11	9
Restructuring costs	-	-	7	7
	14,203	13,582	46,705	44,517
Income (loss) before income taxes	(155)	49	(386)	311
Income tax expense (Note 14)
Current	1	48	4	48
Deferred	-	-	-	-
Net income (loss)	(156)	1	(390)	263

The accompanying notes to the interim condensed carve-out financial statements are an integral part of the interim condensed carve-out financial statements.

New Omnia Media Gaming Corporation
Interim condensed carve-out statements of financial position as at May 31, 2020 and August 31, 2019
(Unaudited, expressed in thousands of US dollars)
	May 31, 2020	August 31, 2019
	$	$
Assets
Current assets
Cash	137	75
Trade and other receivables (Note 15)	5,736	5,570
Prepaids and other assets	216	385
Total current assets	6,089	6,030

Non-current assets
Property and equipment (Note 6)	82	104
Intangible assets (Note 7)	308	751
Goodwill (Note 8)	6,256	6,256
Other long-term assets	126	77
Right-of-use assets (Note 5)	78	-
Total non-current assets	6,850	7,188
Total assets	12,939	13,218

Liabilities
Current liabilities
Lease liability (Note 5)	80	-
Accounts payable and accrued liabilities (Note 9)	6,112	6,234
Due to related parties (Note 16)	4	2
Total current liabilities	6,196	6,236

Net Investment
Parent net investment (Note 10)	21,101	20,950
Deficit	(14,358)	(13,968)
Total net investment	6,743	6,982
Total liabilities and net investment	12,939	13,218

The accompanying notes to the interim condensed carve-out financial statements are an integral part of the interim condensed carve-out financial statements.

New Omnia Media Gaming Corporation
Interim condensed carve-out statements of Net investment
Nine months ended May 31
(Unaudited, expressed in thousands of US dollars)
	Parent net		Total
Description	Investment	Deficit	investment
	$	$	$
Opening balance as of September 1,2018	16,478	(14,120)	2,358
Share based compensation (Note 11}	21	-	21
Additional contribution by Parent	3,496	-	3,496
Corporate allocations by Parent	353	-	353
Net Income	-	263	263
Total as of May 31, 2019	20,348	(13,857)	6,491

Opening balance as of September 1, 2019	20,950	(13,968)	6,982
Share based compensation (Note 11)	4		4
Distribution to Parent	(166)	-	(166)
Corporate allocations by Parent	313	-	313
Net loss	-	(390)	(390)
Total as of May 31, 2020	21,101	(14,358)	6,743

The accompanying notes to the interim condensed carve-out financial statements are an integral part of the interim condensed carve-out financial statements.

New Omnia Media Gaming Corporation
Interim condensed carve-out statements of cash flows Nine months ended May 31
(Unaudited, expressed in thousands of US dollars)
	Nine months ended May 31
	2020	2019
	$	$
Operating activities
Net income (loss)	(390)	263
Items not involving cash
Amortization of property and equipment (Note 6)	26	15
Amortization of intangible assets (Note 7)	446	18
Amoritization of right-of-use assets	322	-
Share-based compensation (Note 11)	4	21
Changes in other non-cash items (Note 17)	4	379
Changes in non-cash items due to allocations	313	353
Net cash provided by (used in) operating activities	725	1,049

Financing activities
Repayment of lease liabilities	(320)	-
Proceeds from (distribution to) Parent	(166)	3,496
Cash flows provided by financing activities	(486)	3,496

Investing activities
Business acquisitions, net of cash acquired	-	(4,670)
Payment of contingent consideration from previous acquisition	(170)	-
Additions to property and equipment (Note 6)	(4)	(30)
Additions to intangibles assets (Note 7)	(3)	(92)
Cash flows used in investing activities	(177)	(4,792)

Net increase (decrease) in cash	62	(247)

Cash, beginning of year	75	330
Cash, end of period	137	83

The accompanying notes to the interim condensed carve-out financial statements are an integral part of the interim condensed carve-out financial statements.

New Omnia Media Gaming Corporation
Notes to the interim condensed carve-out financial statements Three and nine months ended May 31, 2020

(Unaudited, expressed in thousands of U.S. dollars)

1.	Background and nature of operations

New Omnia Media Gaming Corporation (the “Company”) represents the carved-out gaming business of Omnia Media Inc. (“Omnia Media”), its immediate parent. The address of the Company’s principal place of business is 300 Corporate Pointe, Culver City, California. Omnia Media is a wholly owned subsidiary of Blue Ant Media Solutions Inc. (“BAMSI”, or the “Parent”), a company incorporated under the Canadian Business Corporations Act on December 7, 2010 and domiciled in Canada.

The Company’s principal business activities include the creation, distribution, and exploitation of owned and talent-produced gaming-related video content, as well as the representation and management of the underlying talent. The Company generates YouTube advertising revenue from both its External Talent Network and Owned & Operated content through delivery of targeted advertisements on YouTube that users click on, leading to direct engagement between users and advertisers.

●	External Talent Network relates to the distribution of talent-produced video content on Google AdSense platform.

●	Owned & Operated relates to the creation, distribution and exploitation of video content for owned channels on YouTube and other social media platforms.

The Company operates as one reportable segment, with the Chief Operating Decision Maker across all decisions being the Chief Executive Officer of the Parent.

2.	Significant changes during the reporting period

COVID-19 Pandemic

In March 2020 the World Health Organization declared the outbreak of the COVID-19 coronavirus a global pandemic. As a result of this, and continued developments across the world, governments worldwide are taking extensive measures to curb the threat of the disease and minimize the economic impact to companies and the general population alike.

The Company continues to closely monitor the evolution of the situation. As the COVID-19 pandemic continues to significantly impact the wellbeing of individuals and the global economies, the Company has implemented a specific response plan, informed by measures recommended by public health agencies, to continue providing its services and support to customers while safeguarding the health and safety of employees. The response plan includes development of a work-from-home model for all employees, and enhanced screening, sanitation, and physical distancing protocols in the workplace. In addition appropriate business continuity measures have been taken to ensure uninterrupted service.

It is too soon to gauge the medium to long-term impacts of the current outbreak, given the many unknowns related to COVID-19. These include the duration, severity and possible resurgence of the outbreak as emergency measures are eased. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to continue to contain the COVID-19 virus or remedy its impact, among others. Any of these developments, and others, could have a material adverse effect on our business, financial condition, operations and results of operations. In addition, because of the

New Omnia Media Gaming Corporation
Notes to the interim condensed carve-out financial statements Three and nine months ended May 31, 2020

(Unaudited, expressed in thousands of U.S. dollars)

severity and global nature of the COVID-19 pandemic, it is possible that estimates in the Company’s financial statements will change in the near term and the effect of any such changes could be material, which could result in, among other things, an impairment of long-lived assets, and a change in the estimated credit losses on accounts receivable. The Company is constantly evaluating the situation and monitoring any impacts or potential impacts to its business.

In response to declining revenues across Omnia Media due to COVID-19, the Company has qualified for government grants. An amount was allocated to the Company on the basis of the relative payroll costs incurred across departments. For the period ended May 31, 2020, an amount of $244 was allocated to the Company, which was recorded in the condensed carve-out statements of operations and comprehensive income (loss) as a reduction of the related cost within selling, general and administrative expenses. The corresponding financial position impact is recorded within Parent net investment.

The Company has also considered the pandemic in the context of goodwill impairment testing as a triggering event. Additional disclosure related to the impact of COVID-19 on goodwill impairment can be found in Note 8.

Adoption of IFRS 16, Leases

The Company adopted IFRS 16, Leases for the period beginning September 1, 2019. Please refer to Note 5 for additional disclosures with respect to transition and adoption.

New Office Premises

As the existing office lease agreement is set to expire on July 14, 2020, in February 2020, Omnia Media entered into a new lease for its office premises, with a commencement date of July 15, 2020, and a lease term of 72 months from the commencement date. The Company is committed to allocated future lease payments of $1,699 over the lease term. For the period ended May 31, 2020, there was no financial statement impact related to this lease.

3.	Statement of compliance and basis of presentation

A)	Statement of compliance

The condensed unaudited interim carve-out financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), specifically International Accounting Standard (“IAS”) 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the preparation of these interim condensed carve-out financial statements conform with those in the Company’s audited annual carve-out financial statements for the year ended August 31, 2019, except as described in Note 5. These interim condensed carve-out financial statements do not include all the information and disclosures required in annual financial statements and, accordingly, should be read in conjunction with the Company’s annual carve-out financial statements for the year ended August 31, 2019.

B)	Basis of presentation

The interim condensed carve-out financial statements are prepared on a going concern basis. The accounting policies set out below have been applied consistently for all years presented, unless otherwise stated. Newly adopted standards and guidance not effective for the current accounting period are described in Note 5.

These interim condensed carve-out financial statements were authorized for issuance by the Parent’s management on August 5, 2020.

New Omnia Media Gaming Corporation
Notes to the interim condensed carve-out financial statements Three and nine months ended May 31, 2020

(Unaudited, expressed in thousands of U.S. dollars)

4.	Significant accounting policies

The Company’s principal accounting policies are described in Note 2, Significant accounting policies, of the Company’s carve-out financial statements for the year ended August 31, 2019. New accounting standards adopted are described below in Note 5, Accounting standards.

5.	Accounting standards

Accounting standards adopted

IFRS 16, Leases

Effective September 1, 2019, the Company adopted IFRS 16, which supersedes IAS 17, Leases (“IAS 17”). The adoption of IFRS resulted in substantially all lessee leases being recorded on the balance sheet as an asset with a corresponding liability. The Company has adopted IFRS 16 on a modified retrospective basis, subject to permitted practical expedients. Comparative information has not been restated and continues to be reported under IAS 17.

In applying IFRS 16 for the first time, the Company has applied the following practical expedients:

●	Maintained the Company’s previous lease assessments made under IAS 17 and IFRS 4 for existing contracts;

●	The use of a single discount rate to a portfolio of leases with similar characteristics;

●	Maintained the Company’s previous lease assessments made under IAS 34 for existing contracts on whether they are onerous;

●	The exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application; and

●	The use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;

Upon adoption of IFRS 16 on September 1, 2019, the Company recognized a right-of-use asset and lease liability of $400 in relation to two office premises leases which had previously been classified as operating leases under IAS 17. The weighted average incremental borrowing rate used to determine the lease liabilities on September 1, 2019 was approximately 5.2%.

The adoption of IFRS 16 resulted in lease interest expense of $2 and $12 and right-of use asset depreciation expense of $107 and $322 for the three and nine month period ended May 31, 2020, respectively.

IFRIC 23, Uncertainty over income tax

The IASB issued IFRIC 23 uncertainty over income tax (“IFRIC 23”) on June 2017 to clarify how the recognition and measurement requirements of IAS 12 Income Taxes should be applied where there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019. There was no impact to the interim financial statements as a result of adopting this standard.

New Omnia Media Gaming Corporation
Notes to the interim condensed carve-out financial statements Three and nine months ended May 31, 2020

(Unaudited, expressed in thousands of U.S. dollars)

Accounting standards issued but not yet effective

Amendments to IFRS 3, Business combinations

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3, Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020. The amendments are intended to assist entities in determining whether a transaction should be accounted for as a business combination or an asset acquisition by providing additional guidance on the minimum requirements for an acquisition to be considered a business. The Company is currently reviewing the impact this amendment may have on this carved-out business for acquisitions that may arise on or after January 1, 2020.

6.	Property and equipment

	Leasehold improvement	Office furniture and equipment	Computer hardware and software	Technical equipment	Total
For the year ended August 31, 2019
Opening net book value	7	8	18	16	49
Acquisition	-	-	-	35	35
Additions	-	4	38	-	42
Amortization	(4)	(4)	(9)	(5)	(22)
Net book value	3	8	47	46	104

At August 31, 2019
Cost	11	29	72	53	165
Accumulated amortization	(8)	(21)	(25)	(7)	(61)
Net book value	3	8	47	46	104

	Leasehold improvement	Office furniture and equipment	Computer hardware and software	Technical equipment	Total
For the nine months ended May 31, 2020
Opening net book value	3	8	47	46	104
Acquisitions	-	-	-	-	-
Additions	-	-	4	-	4
Amortization	(3)	(2)	(14)	(7)	(26)
Net book value	-	6	37	39	82

At May 31, 2020
Cost	11	29	76	53	169
Accumulated amortization	(11)	(23)	(39)	(14)	(87)
Net book value	-	6	37	39	82

New Omnia Media Gaming Corporation
Notes to the interim condensed carve-out financial statements Three and nine months ended May 31, 2020

(Unaudited, expressed in thousands of U.S. dollars)

7.	Intangible assets

	Library	Trademarks	Customer contracts	Customer Relationships	Total
	$	$	$	$	$
For the year ended August 31, 2019
Opening net book value	-	6	-	-	6
Acquisitions	492	-	85	372	949
Additions	-	5	-	90	95
Amortization	(82)	-	(85)	(132)	(299)
Net book value	410	11	-	330	751

At August 31, 2019
Cost	492	11	202	462	1,167
Accumulated amortization	(82)	-	(202)	(132)	(416)
Net book value	410	11	-	330	751

	Library	Trademarks	Customer contracts	Customer Relationships	Total
	$	$	$		$
For the nine months ended May 31, 2020
Opening net book value	410	11	-	330	751
Additions	-	3	-	-	3
Amortization	(184)	-	-	(262)	(446)
Net book value	226	14	-	68	308

At May 31, 2020
Cost	492	14	202	462	1,170
Accumulated amortization	(266)	-	(202)	(394)	(862)
Net book value	226	14	-	68	308

8.	Goodwill

	May 31, 2020	August 31, 2019
	$	$
Balance, beginning of period	6,256	2,570
Acquisition of Wisecrack	-	2,081
Acquisition of BCC	-	1,605
Balance, end of period	6,256	6,256

The opening goodwill balance represents an allocation to the Company of the historical goodwill recognized by the Parent on initial acquisition of Omnia Media in 2016.

The Company performs its annual test for goodwill impairment on June 1. However, during the period, due to the pervasive and potentially long-lasting impact of the COVID-19 pandemic, the Company concluded the presence of an impairment trigger, and as such conducted a goodwill impairment test as of April 30, 2020. In assessing goodwill for impairment, the Company compared the aggregate recoverable amount of the assets to their respective carrying amounts. The recoverable amount was determined based on value in use. The value in use amount was determined using the present value of the future cash flows over a five-year term discounted at an after-tax discount rate with a terminal value.

New Omnia Media Gaming Corporation
Notes to the interim condensed carve-out financial statements Three and nine months ended May 31, 2020

(Unaudited, expressed in thousands of U.S. dollars)

The after tax discount rate represents a weighted average cost of capital (“WACC”) for comparable companies operating in the Company’s industry, based on publicly available information. The WACC is a market participant estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a market participant risk premium based on an assessment of risks related to the projected cash flows of the Company’s CGU. The terminal growth rate reflects the long-term terminal growth rate for the Company’s CGU within the market in which they operate.

For the analysis performed in the current nine month period ended May 31, 2020, an after-tax discount rate of 16% (year ended August 31, 2019 - 16%), and a terminal value of 2% (year ended August 31, 2019 - 2%) were used.

The Company did not recognize a goodwill impairment loss in either the current nine month period ended May 31, 2020, or the year ended August 31, 2019.

9.	Accounts payable and accrued liabilities

	May 31, 2020	August 31, 2019
	$	$
Accounts payable	905	845
Contingent consideration payable	-	170
Accrued adsense costs	4,226	4,263
Other accrued liabilities	981	956
	6,112	6,234

Other accrued liabilities include restructuring and severance costs of approximately $nil (year ended August 31, 2019 - $nil) and employee annual incentive plan and sales commissions of $181 (year ended August 31, 2019 - $286).

10.	Parent net investment

The Parent’s net investment represents the initial and historical contributions by the Parent, an allocation of the Parent’s historical goodwill in the Company, and any subsequent contributions associated with the Parent’s Employee Stock Option Plan and funding needs. The contributions by the Parent represent cash contributions to finance working capital obligations and fund acquisitions.

11.	Share based payments

The Parent has stock-based compensation plans for certain officers and key full-time employees. For the purposes of preparing these interim condensed carve-out financial statements, a proportionate share of the stock-based compensation expense has been allocated to the Company, based on the employees to which they relate, and their proportionate role in the Company.

The Parent has an Employee Stock Option Plan (“Parent ESOP”) whereby options were reserved for issuance with the provision that the number may be increased from time to time as approved by the Board. Stock options under the Parent ESOP are to be granted at exercise prices not less than the fair value of the optioned shares, unless otherwise determined by the Board; generally

New Omnia Media Gaming Corporation
Notes to the interim condensed carve-out financial statements Three and nine months ended May 31, 2020

(Unaudited, expressed in thousands of U.S. dollars)

vest ratably over a five year period; and have a term of ten years. In the Parent’s financial statements awards granted under the ESOP plan are treated as equity-classified awards.

In the interim condensed carve-out financial statements, the stock compensation expense was allocated to the Company based on whether the related employees were employed in respect of the Company’s operations. The Company recorded a total of $1 and $4 in allocated share-based compensation expense under this plan in the current three and nine month periods ended May 31, 2020, respectively (2019 - $7 and $21).

The fair value of each Parent stock option grant is estimated on the date of grant using the Black- Scholes option pricing model on the date of the grant. The various inputs used to determine fair value are specific to the Parent and are not necessarily representative of what the inputs would be for the Company if it had been a stand-alone entity.

12.	Revenues

The following is an analysis of the Company’s revenues by type for the period:

	Three months ended May 31		Nine months ended May 31
	2020	2019	2020	2019
	$	$	$	$
YouTube platform:
External talent network - Adsense	12,441	12,309	41,467	41,525
Owned & operated - Adsense	233	148	850	294
Brand solutions	1,037	975	3,099	2,602
Other platforms	337	199	903	407
	14,048	13,631	46,319	44,828

13.	Expenses by nature

The following sets out the expenses by nature:

	Three months ended May 31		Nine months ended May 31
	2020	2019	2020	2019
	$	$	$	$

AdSense royalties	12,102	11,762	39,845	39,632
Salaries and benefits	782	768	2,855	1,959
Digital media costs	917	752	2,561	2,099
Facilities expenses	30	46	66	125
Professional fees	7	57	15	161
Office expenses	76	177	378	461
Marketing expenses	28	-	169	10
Share based compensation	1	7	4	21
Depreciation and amortization	258	13	794	33
Restructuring expenses	-	-	7	7
Finance expenses (income), net	2	-	11	9
	14,203	13,582	46,705	44,517

New Omnia Media Gaming Corporation
Notes to the interim condensed carve-out financial statements Three and nine months ended May 31, 2020

(Unaudited, expressed in thousands of U.S. dollars)

14.	Income tax

Effective January 1, 2018, the U.S. federal corporate tax rate was reduced from 35% to 21%. The following table reconciles the difference between the reported income tax expense with the amount arrived at by applying the statutory tax rate to the reported income (loss) before income taxes.

	Three months ended May 31		Nine months ended May 31
	2020	2019	2020	2019
	$	$	$	$
Company's net income (loss) before tax	(155)	49	(386)	311
Statutory federal and state tax rate	29.8%	29.8%	29.8%	29.8%
Income tax cost (benefit) at the statutory tax rate	(46)	15	(115)	93
Losses and other deductions for which no benefit has been recorded	46	-	115	-
Previously unrecognized losses and other deductions		(15)	-	(93)
Other	1	48	4	48
Total income tax expense	1	48	4	48

The following table sets out the movement in the deferred income tax asset from 2019 to 2020. It also lists the specific items for which the differing treatments under tax and accounting rules give rise to a deferred tax impact:

	May 31, 2020	August 31, 2019
	$	$
Net deferred income tax assets, beginning of period	2,468	2,528
Net operating loss carryforward	46	-
Previously unrecognized losses and other deductions	-	(60)
Valuation allowance	(2,514)	(2,468)
Total deferred income tax assets, end of period	-	-

In assessing the value of deferred tax assets, the Company's management considers if it is probable that taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilized. Available evidence considered by the Company includes, but is not limited to, the Company's historic operating results, projected future operating results, and changing business and market circumstances. As at May 31, 2020, the Company has determined that based on its historical losses, and projected future operating results in fiscal 2020 and beyond, the realization of certain deferred tax assets is not probable and as a result has not recognized deferred tax assets of $2,514 (August 31, 2019 - $2,468).

15.	Financial instruments, capital management and financial risks

Fair value

The fair values of cash, trade and other receivables, and accounts payable and accrued liabilities, approximate their carrying values due to the short-term nature of the expected cash flows.

Capital management

The Company considers its capital structure to consist of cash net investment from its Parent, and deficit, and makes adjustments to the structure based on the funds available to the Company in order to support the its operations and growth. The Company will continue to assess new opportunities and seek to acquire interest in additional businesses if it determines there is sufficient economic benefit and if it has adequate financial resources to do so.

New Omnia Media Gaming Corporation
Notes to the interim condensed carve-out financial statements Three and nine months ended May 31, 2020

(Unaudited, expressed in thousands of U.S. dollars)

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions by:

•	minimizing discretionary disbursements;

•	reducing or eliminating expenditures which are of limited strategic value

The Company’s activities expose it to a variety of financial risks, such as credit risk and liquidity risk. Risk management is carried out by the Parent’s management team with guidance from the Parent’s Audit Committee under policies approved by the Parent’s Board of Directors. The Parent’s Board of Directors also provides regular guidance for overall risk management, which management believes is reasonable, given the size and nature of the Company.

Credit risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to trade and accrued receivables and cash. The Company mitigates this risk by monitoring the creditworthiness of its customers and dealing with reputable financial institutions. Management has assessed these amounts and the entities from which the funds are held and has determined that the risk of loss is remote.

As at May 31, 2020 and August 31, 2019 the aging of trade receivables was:

	May 31, 2020	August 31,2019
	$	$
Trade receivables
Current	315	365
Aged 31-60 Days	157	212
Aged 61-90 Days	101	105
Aged greater than 90 Days	259	24
Total trade receivables	832	706
Accrued receivables	4,904	4,864
	5,736	5,570
Allowance for doubtful accounts	-	-
Trade and other receivables, end of period	5,736	5,570

Due from Top 5 Customers ($)	5,374	5,167
Due from Top 5 Customers (%)	94%	93%

The accrued receivables include a current trade receivable due from a single customer, in relation to the Company’s YouTube AdSense business. As at May 31, 2020, this represented 85% of total trade and other receivables (August 31, 2019 – 86%). The amount of expected credit losses was determined in 2020 to be nominal for purposes of these interim condensed carve-out financial statements.

Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations as they come due, or can only do so at excessive cost. The Company’s objective is to have sufficient liquidity to meet its liabilities when due and monitors its cash balances and projected cash flows from operations accordingly.

As at May 31, 2020, the Company had cash of $137 (August 31, 2019 - $75) and other current assets of $5,952 (August 31, 2019 - $5,955) to settle its external current liabilities of $6,192 (August 31, 2019 - $6,234) and related party current liabilities of $4 (August 31, 2019 - $2).

New Omnia Media Gaming Corporation
Notes to the interim condensed carve-out financial statements Three and nine months ended May 31, 2020

(Unaudited, expressed in thousands of U.S. dollars)

The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. Although the Company’s profitability has improved, the Company has historically relied on support from its parent for working capital (as described in Note 10). In light of this fact, combined with the impact of COVID-19, there is a risk that further support could be required to fund the Company’s operations in the future.

16.	Related party transactions

During the year the Company entered into transactions, in the ordinary course of business, with its Parent. Transactions entered into, and trading balances outstanding at May 31, 2020 and August 31, 2019, are as follows:

	May 31, 2020
	Sales	Purchase	Due from	Due to
	$	$	$	$
Brand solutions	227	245	-	4
	227	245	-	4

	August 31, 2019
	Sales	Purchase	Due from	Due to
	$	$	$	$
Brand solutions	166	158	-	2
	166	158	-	2

All related party transactions have been reported at their exchange amount which is the amount of consideration established and agreed upon by the related parties.

Carve-out allocations

The carve-out expenses arise from the allocation of executive and administrative salaries, as well as other corporate costs paid for by the Parent on behalf of the Company.

Compensation of key management personnel and employees

The remuneration of key management personnel, including allocations from the Parent, during the year was as follows:

	Three months ended May 31		Nine months ended May 31
	2020	2019	2020	2019
	$	$	$	$
Salary compensation	193	169	683	498
Share based payments	1	7	4	21
	194	176	687	519

Management remuneration of share-based payments reflects compensation in the form of the shares or options in the Parent’s equity.

New Omnia Media Gaming Corporation
Notes to the interim condensed carve-out financial statements Three and nine months ended May 31, 2020

(Unaudited, expressed in thousands of U.S. dollars)

17.	Statement of Cash flow

The net change in other non-cash items related to operations consists of the following:

	Nine months ended May 31
	2020	2019
	$	$
Trade and other receivables	(166)	(296)
Prepaid expenses and deposits	169	(125)
Other long-term assets	(49)	-
Accounts payable and accrued liabilities	48	834
Due to related parties	2	(38)
Other non-cash items / foreign exchange	-	4
Inflow	4	379

SCHEDULE “B” – PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS IN RESPECT OF ENTHUSIAST GAMING

INDEX

Unaudited Pro Forma Consolidated Financial Statements of Enthusiast Gaming	B-3

Pro Forma Consolidated Statement of Financial Position as at June 30, 2020

Pro Forma Consolidated Interim Statement of Loss and Comprehensive Loss for the six months ended June 30, 2020

Pro Forma Consolidated Statement of Loss and Comprehensive Loss for the year ended December 31, 2019

Notes to the Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Financial Statements

As at and for the six months ended June 30, 2020 and for the year ended December 31, 2019

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Pro Forma Consolidated Statement of Financial Position
As at June 30, 2020
(Unaudited - Expressed in Canadian Dollars)

	Enthusiast Gaming Holdings Inc.	New Omnia Media Gaming Corporation	Note	Pro Forma Adjustments	Pro Forma Consolidated
ASSETS
Current
Cash	$8,420,509	$217,735	4(a)	$(11,000,000)	$13,453,244
			4(b)	15,815,000
Investments	125,002	-		-	125,002
Trade and other receivables	6,878,170	8,861,742	4(d)	(292,448)	15,447,464
Loans receivable	214,914	-		-	214,914
Income tax receivable	283,215	-		-	283,215
Prepaid expenses and other assets	490,797	226,274		-	717,071
Total current assets	16,412,607	9,305,751		4,522,552	30,240,910
Non-Current
Property and equipment, net	276,640	106,970		-	383,610
Right-of-use asset - lease contract, net	622,026	57,439		-	679,465
Long-term investment	2,439,890	-		-	2,439,890
Investment in associates	141,948	-		-	141,948
Long-term portion of prepaid expenses and other assets	12,515	171,754		-	184,269
Intangible assets, net	57,819,707	359,543	4(a)	(359,543)	57,819,707
Goodwill	83,259,416	8,525,677	4(a)	(8,525,677)	83,259,416
Unallocated purchase price	-	-	4(a)	43,693,717	43,693,717
Total Assets	$160,984,749	$18,527,134		$39,331,049	$218,842,932

LIABILITIES AND SHAREHOLDERS' EQUITY Current
Accounts payable and accrued liabilities	$6,527,396	$9,460,197	4(a)	$776,250	$17,821,395
			4(c)	$1,350,000
			4(d)	$(292,448)
Deferred revenue	1,347,994	-		-	1,347,994
Deferred payment liability	1,384,032	-		-	1,384,032
Due to related parties		6,144		-	6,144
Current portion of lease contract liability	153,318	59,813		-	213,131
Total current liabilities	9,412,740	9,526,154		1,833,802	20,772,696
Non-Current
Long-term debt	21,447,333	-		-	21,447,333
Long-term portion of lease contract liability	484,698	-		-	484,698
Vendor-take-back note	-	-	4(a)	3,974,477	4,706,977
			4(a)	732,500
Convertible debentures	7,429,304	-		-	7,429,304
Deferred payment liability	530,221	-		-	530,221
Deferred tax liability	12,040,333	-		-	12,040,333
Total liabilities	$51,344,629	$9,526,154		$6,540,779	$67,411,562

Shareholders' Equity
Share capital	184,162,357	-	4(a)	28,835,000	228,812,357
			4(b)	15,815,000
Parent net investment		28,522,727	4(a)	(28,522,727)	-
Shares to be returned to treasury	(3,858,756)	-		-	(3,858,756)
Contributed surplus	9,668,658	-		-	9,668,658
Warrants reserve	8,049,595	-		-	8,049,595
Accumulated other comprehensive loss	93,697	-		-	93,697
Deficit	(88,475,431)	(19,521,747)	4(a)	19,521,747	(91,334,181)
			4(a)	(1,508,750)
			4(c)	(1,350,000)
Total shareholders’ equity	109,640,120	9,000,980		32,790,270	151,431,370
Total liabilities and shareholders’ equity	$160,984,749	$18,527,134		$39,331,049	$218,842,932

See accompanying notes to these unaudited pro forma consolidated interim financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Pro Forma Consolidated Interim Statement of Loss and Comprehensive Loss
For the six months ended June 30, 2020
(Unaudited - Expressed in Canadian Dollars)

	Enthusiast Gaming Holdings Inc.	New Omnia Media Gaming Corporation	Note	Pro Forma Adjustments	Pro Forma Consolidated
		(a)
Revenue
Revenue	$13,958,668	39,330,130	4(d)	$(292,448)	$52,996,350
Gain on player buyout	204,764	-		-	204,764
Total revenue	14,163,432	39,330,130		(292,448)	53,201,114
Cost of sales	7,649,084	36,158,984	4(d)	(292,448)	43,515,620
Gross margin	6,514,348	3,171,146		-	9,685,494

Operating expenses
Professional fees	913,945	17,561		-	931,506
Consulting fees	2,388,674	-		-	2,388,674
Advertising and promotion	486,491	172,791		-	659,282
Office and general	1,452,641	284,918		-	1,737,559
Salaries and wages	2,887,399	2,238,005		-	5,125,404
Technology support, web development and content	2,234,751	409,350		-	2,644,101
eSports player, team and game expenses	1,483,796	-		-	1,483,796
Foreign exchange (gain) loss	(48,269)	(289)		-	(48,558)
Share-based compensation	669,248	3,854		-	673,102
Amortization and depreciation	2,348,532	696,429		-	3,044,961
Total operating expenses	14,817,208	3,822,619		-	18,639,827

Other expenses (income)
Transaction cost	-	744		-	744
Share of loss from investment in associates	1,272,347	-		-	1,272,347
Interest and accretion	2,686,785	7,666	4(a)	530,250	3,224,701
Change in fair value of investment	163,015	-		-	163,015
Interest income	(76,530)	-		-	(76,530)
Net loss before income taxes	(12,348,477)	(659,883)		(530,250)	(13,538,610)

Income taxes
Current income tax expense	11,381	1,051		-	12,432
Deferred income tax recovery	(442,195)	-		-	(442,195)
Net loss for the period	$(11,917,663)	$(660,934)		$(530,250)	$(13,108,847)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Foreign currency translation adjustment	3,619	-		-	3,619
Net loss and comprehensive loss for the period	$(11,914,044)	$(660,934)		$(530,250)	$(13,105,228)
Net loss and comprehensive loss per share, basic and diluted	$(0.16)		8		$(0.13)
Weighted average number of common shares outstanding, basic and diluted	73,367,225		8		103,117,225

(a) Constructed six-month period results of Omnia

See accompanying notes to these unaudited pro forma consolidated interim financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Pro Forma Consolidated Interim Statement of Loss and Comprehensive Loss
For the six months ended June 30, 2020
(Unaudited - Expressed in Canadian Dollars)

	Enthusiast Gaming Holdings Inc.	New Omnia Media Gaming Corporation	Note	Pro Forma Adjustments	Pro Forma Consolidated
		(a)
Revenue
Revenue	$11,760,927	$79,691,298		$-	$91,452,225
Gain on player buyout	448,399	-		-	448,399
Total revenue	12,209,326	79,691,298		-	91,900,624
Cost of sales	7,245,000	72,009,167		-	79,254,167
Gross margin	4,964,326	7,682,131		-	12,646,457

Operating expenses
Professional fees	1,174,890	235,760		-	1,410,650
Consulting fees	6,793,925	-		-	6,793,925
Advertising and promotion	2,104,622	100,073		-	2,204,695
Office and general	1,371,821	1,175,552		-	2,547,373
Salaries and wages	1,794,054	4,720,068		-	6,514,122
Technology support, web development and content	1,144,534	454,257		-	1,598,791
eSports player, team and game expenses	1,728,525	-		-	1,728,525
Foreign exchange (gain) loss	239,828	772		-	240,600
Share-based compensation	6,113,644	32,103		-	6,145,747
Amortization and depreciation	2,933,874	896,341		-	3,830,215
Total operating expenses	25,399,717	7,614,926		-	33,014,643

Other expenses (income)
Listing expense	6,829,371	-		-	6,829,371
Restructuring cost	-	150		-	150
Transaction cost	3,154,313	27,241	4(c)	1,350,000	4,531,554
Share of (income) loss from investment in associates	746,424	-		-	746,424
Interest and accretion	2,825,793	7,964	4(a)	978,500	3,812,257
Goodwill impairment on acquisition of businesses	46,170,418	-		-	46,170,418
Change in fair value of investment	57,708	-		-	57,708
Interest income	(677,276)	-		-	(677,276)
Net loss before income taxes	(79,542,142)	31,850		(2,328,500)	(81,838,792)

Income taxes
Current income tax expense	-	68,003		-	68,003
Deferred income tax recovery	(995,715)	-		-	(995,715)
Net loss for the period	$(78,546,427)	$(36,153)		$(2,328,500)	$(80,911,080)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Foreign currency translation adjustment	90,078	-		-	90,078
Net loss and comprehensive loss for the year	$(78,456,349)	$(36,153)		$(2,328,500)	$(80,821,002)
Net loss and comprehensive loss per share, basic and diluted	$(2.07)		8		$(1.20)
Weighted average number of common shares outstanding, basic and diluted	37,872,549		8		67,622,549

(a) Constructed twelve-month period results of Omnia

See accompanying notes to these unaudited pro forma consolidated interim financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited - Expressed in Canadian Dollars)

1.	Description of reporting entity, transaction and offering

Description of reporting entity

Enthusiast Gaming Holdings Inc. (“Enthusiast” or “the Company”) was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018. The Company is a publicly traded company listed on the Toronto Stock Exchange (“TSX”) under the symbol "EGLX". The Company’s principal business activities are comprised of three main pillars: Media, Entertainment and eSports. The Company’s digital media platform includes 100+ gaming related websites and 900 YouTube channels. The Company’s eSports division, Luminosity Gaming, is a leading global eSports franchise. The Company’s event business owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, and the largest mobile gaming event in Europe, Pocket Gamer Connects.

Transaction

On August 6, 2020, Enthusiast entered into a binding share purchase agreement (the "Agreement"), to acquire 100% of the issued and outstanding shares of Omnia Media Inc. (“Omnia”) from Blue Ant Media Solutions Inc. (“Blue Ant”), to create the largest gaming media, esports and entertainment platform in North America by users, with 300 million video game and eSports fans monthly.

Upon completion of the Agreement, the Company will acquire 100% of the issued and outstanding shares of Omnia from Blue Ant (the “Transaction”). The purchase price will consist of 18,250,000 common shares of Enthusiast (each a “Common Share” and together, the “Share Consideration”), $11,000,000 in cash (the “Cash Consideration”), subject to adjustments, and a vendor-take-back note (“VTB”) with a face value of $5,750,000.

Based in Los Angeles, California, Omnia is a leading global gaming YouTube platform which creates, manages and operates a multi-channel YouTube network that distributes premium, original content.

In consideration for the sale of Omnia, Blue Ant will receive (i) the Cash Consideration, subject to a customary working capital adjustment and holdbacks which will be funded through a combination of cash-on-hand and the Offering (as defined below), (ii) the Share Consideration, which will be subject to resale restrictions of: 50% after 180 days; 25% after 270 days; and 25% after 360 days, and (iii) the VTB with a face value of $5.75 million, which will bear a 9.00% annual interest rate and carry a maturity of 36 months. Prior to the completion of the Transaction, Omnia will dispose of certain assets unrelated to its core-gaming business.

Blue Ant will also be entitled to nominate a director to the board of directors of Enthusiast Gaming until it ceases to hold either (i) at least 75% of the Share Consideration or (ii) 10% of the issued and outstanding Common Shares.

Offering

On August 6, 2020, the Enthusiast also entered into an agreement with Canaccord Genuity Corp. (“Canaccord Genuity”) as lead underwriter on behalf of a syndicate of underwriters, including Paradigm Capital Inc. (together with Canaccord Genuity, the “Underwriters”) to sell, on a bought deal basis, 10,000,000 Common Shares (the “Offered Shares”) at a price of $1.50 per Offered Share (the “Offering Price”) for gross proceeds of $15,000,000 (the "Offering"). In addition, the Company has granted the Underwriters an option to purchase up to an additional 1,500,000 Offered Shares on the same terms as the Offering (the "Over-Allotment Option"), representing additional gross proceeds of $2,250,000 if the Over-Allotment Option is exercised in full. The Over- Allotment Option is exercisable at any time until the date that is 30 days following the closing date of the Offering. The net proceeds of the Offering will be used to fund in part the Transaction, certain costs related to the Transaction and for general corporate purposes.

The Offered Shares will be offered in Canada pursuant to a short form prospectus to be filed in each of the provinces of Canada (other than Quebec) under National Instrument 44-101 – Short Form Prospectus Distributions and may be offered outside of Canada on a private placement basis in sales exempt from applicable prospectus and/or registration requirements. Additional details concerning the Transaction and the Offering will be contained in the short form prospectus.

The issuance of the Offered Shares pursuant to the Offering and the Share Consideration pursuant to the Transaction are subject to customary approval of the TSX.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited - Expressed in Canadian Dollars)

2.	Basis of presentation

These unaudited pro forma financial statements have been prepared by management for illustrative purposes only to show the effect of the Transaction and Offering described in Note 1. The unaudited pro forma financial statements have been prepared as if the Transaction and Offering had occurred on January 1, 2019 for the purposes unaudited pro forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2019, and the unaudited pro forma consolidated interim statement of loss and comprehensive loss for the six months ended June 30, 2020. The unaudited pro forma statement of financial position as at June 30, 2020 has been prepared as if the Transaction and Offering had occurred as of June 30, 2020.

These unaudited pro forma consolidated financial statements are based on Enthusiast’s historical consolidated financial statements as well as Omnia’s, as adjusted to give effect to the Transaction and Offering described in Note 1.

The unaudited pro forma consolidated financial statements of Enthusiast have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for inclusion in a Short Form Prospectus of Enthusiast dated August 12, 2020. In the opinion of management, the pro forma consolidated financial statements include all adjustments necessary for fair presentation of the Transaction and Offering described in Note 1.

The unaudited pro forma consolidated financial statements of the Company have been compiled from the following financial information:

●	Audited consolidated financial statements of Enthusiast for the years ended December 31, 2019 and 2018;

●	Unaudited condensed consolidated interim financial statements of Enthusiast for the three and six months ended June 30, 2020;

●	Audited carve-out financial statements of New Omnia Media Gaming Corporation (“Omnia”) for the year ended August 31, 2019; and

●	Unaudited condensed interim carve-out financial statements of Omnia for the three and nine months ended May 31, 2020.

The reported financial years of Enthusiast and Omnia are non-coterminous. The financial statements of Omnia for the year ended December 31, 2019 and six-month period ended June 30, 2020 used to prepare the unaudited pro forma consolidated financial statements were constructed from financial information provided by Omnia management and do not conform with the financial statements of Omnia included elsewhere in the Short Form Prospectus. Omnia’s pro forma statement of loss and comprehensive loss for the year ended December 31, 2019 has been calculated by adding the results for the four months ended December 31, 2019 to the results to year ended August 31, 2019 and deducting the results for the four months ended December 31, 2018. Omnia’s pro forma statement of loss and comprehensive loss for the six months June 30, 2020 has been calculated by adding the results for the one month ended June 30, 2020 to the results to nine months ended May 31, 2020 and deducting the results for the four months ended December 31, 2019. Omnia’s results for the periods noted above were translated to Canadian dollars using average foreign exchange rates for these periods. Certain reclassifications have been made to the historical presentation of Omnia’s business to confirm to the presentation used in the unaudited pro forma financial statements.

The unaudited pro forma consolidated financial statements are not intended to reflect the financial position or performance of the Company which would have actually resulted had the proposed Transaction and Offering described in Note 1 and other pro forma adjustments occurred as assumed. Further, these unaudited pro forma consolidated financial statements are not necessarily indicative of the financial position or performance that may be attained in the future. Any potential synergies that may be realized and integration costs that may be incurred upon the completion of the Transaction have been excluded from the pro forma information. The unaudited pro forma consolidated financial statements should be read in conjunction with the financial information referred to above.

3.	Summary of significant accounting policies

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statement of the Company for the year ended December 31, 2019. While management believes that the significant accounting policies of Enthusiast and Omnia are consistent in all material respects, accounting policy differences may be identified until the time that Enthusiast includes

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited - Expressed in Canadian Dollars)

Omnia in its own financial reporting processes.

4.	Pro forma assumptions and adjustments

The following assumptions and adjustments have been recorded in the pro forma financial statements to reflect the pro forma effects had the Transaction had occurred on January 1, 2019:

a)

The completion of the acquisition of Omnia by Enthusiast in accordance with the Agreement. The unaudited pro forma consolidated financial information includes various assumptions, including those related to the pro forma purchase price allocation of the assets acquired and liabilities assumed of Omnia based on management’s best estimates of fair value. The final purchase price allocation may vary based on the final valuations and analyses of the fair value of the acquired assets and assumed liabilities. Accordingly, the unaudited pro forma adjustments are preliminary and have been made solely for illustrative purposes.

Following the Transaction described in Note 1, the shareholders of Enthusiast will control Omnia and for accounting purposes Enthusiast will be deemed the acquirer. The Transaction will be accounted for in accordance with IFRS 3 Business Combinations (“IFRS 3”), as the operations of Omnia constitute a business. The assets and liabilities of Omnia will be included in the consolidated statement of financial position at fair value, which approximates their pre-combination carrying values. The parent net investment and deficit of Omnia will be eliminated.

The following represents the effect of the purchase accounting based on a pro forma allocation of the purchase price of Omnia to the acquired identifiable assets and assumed liabilities based on their estimated fair values as of June 30, 2020:

Fair Values
Fair value of identifiable net assets:
Cash	$217,735
Trade and other receivables	8,861,742
Prepaid expenses and other assets	226,274
Right-of-use asset, net	57,439
Property and equipment, net	106,970
Other long-term assets	171,754
Accounts payable and accrued liabilities	(9,460,197)
Current portion of lease liability	(59,813)
Due to related parties	(6,144)
Fair value of identifiable net assets	115,760
Unallocated purchase price (1)	43,693,717
$43,809,477

Purchase Price
Consideration is comprised of:
Fair value of common shares (2)	$28,835,000
Cash consideration, payable on closing	11,000,000
Vendor-take-back note (3)	3,974,477
$43,809,477
1)

The unallocated purchase price, comprised of intangibles and goodwill, represents the unidentifiable net assets of Omnia, measured as the difference between the fair value of the identifiable net assets of Omnia and the fair value of the consideration.

2)

The fair value of the common shares was measured to be $28,835,000 based on 18,250,000 common shares at a fair value of $1.58 per share. The fair value per share of $1.58 was based on the closing price of Enthusiast’s common shares on August 5, 2020.

3)

The vendor-take-back note (“VTB”) will have a principal balance of $5,750,000 and will accrue interest on the basis of 9% per annum, payable at maturity, and carry a maturity date of 36 months from the date of issuance. The VTB was included in Omnia total purchase price consideration at an initial fair value of $3,974,477 based on a discounted valuation using a 13.10% discount rate and a maturity date of 36 months. The VTB is amortized at an effective interest rate of 23.43%.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited - Expressed in Canadian Dollars)

VTB interest payable for the year ended December 31, 2019 and six months ended June 30, 2020 are $517,500 and $258,750 respectively. VTB accretion for the year ended December 31, 2019 and six months ended June 30, 2020 are $461,000 and $271,500 respectively.

4.	Pro forma assumptions and adjustments (continued)

b)

The completion of the Offering resulting in gross proceeds of $15,000,000 and the exercise of the Underwriters Over-Allotment Option resulting in additional gross proceeds of $2,250,000. In total 11,500,000 common shares will be issued for gross proceeds of $17,250,000. The Underwriter’ commission is 6.00% of the gross proceeds of the Offering being $1,035,000. Estimated remaining expenses relating to the Offering are $400,000.

c)	The estimated remaining transaction costs related to the Transaction are $1,350,000 which consist of professional fees and advisory services.

d)

During the six months ended June 30, 2020, Enthusiast recognized $292,448 of cost of sales attributable to Omnia which is included in accounts payable and accrued liabilities, which would be eliminated on consolidation.

5.	Pro forma share capital

The pro forma share capital as at June 30, 2020 in the unaudited pro forma consolidated statement of financial position is comprised of the following:

	Number of common shares	Stated Capital

Common shares outstanding of Enthusiast (as reported)	74,211,977	$184,162,357
Adjusted for:
Issuance of common shares pursuant to the Transaction	18,250,000	28,835,000
Issuance of common shares pursuant to the Offering	11,500,000	15,815,000
Common shares outstanding (pro forma)	103,961,977	$228,812,357

6.	Stock options

The Company had the following stock options outstanding as at June 30, 2020:

Expiry date	Number of stock options outstanding	Exercise price	Number of stock options exercisable	Weighted average remaining life (years)
November 17, 2020	385,474	$0.25	385,474	0.38
November 30, 2020	282,809	0.25	282,809	0.42
October 17, 2022	17,959	0.80	17,959	2.30
November 18, 2022	937,936	0.37	937,936	2.39
November 14, 2023	26,374	2.37	26,374	3.38
March 29, 2024	474,744	2.37	316,496	3.75
August 27, 2024	1,143,750	2.40	571,875	4.16
December 12, 2028	190,000	1.00	190,000	8.46
	3,459,046	$1.35	2,728,923	3.11

There are no pro forma adjustments required to stock options outstanding as at June 30, 2020.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited - Expressed in Canadian Dollars)

7.	Warrants

The Company had the following warrants outstanding as at June 30, 2020:

Issuance date	Expiry Date	Exercise price	Number of warrants outstanding	Weighted average remaining life (years)
June 20, 2018	October 4, 2020	$3.03	1,793,314	0.26
June 20, 2018	October 4, 2020	2.37	111,316	0.26
October 10, 2018	October 10, 2020	0.80	247,711	0.28
November 8, 2018	November 8, 2020	3.79	1,495,442	0.36
December 12, 2018	December 12, 2020	1.00	40,000	0.45
December 31, 2018	December 31, 2020	0.37	833,452	0.50
		$2.64	4,521,235	0.34

There are no pro forma adjustments required to warrants outstanding as at June 30, 2020.

8.	Pro forma net loss per share

The pro forma basic and diluted net loss per shares for the twelve months ended December 31, 2019 and six months ended June 30, 2020 is as follows:

	Twelve months ended	Six months ended
	December 31, 2019	June 30, 2020

Pro forma net loss and comprehensive loss	$(80,821,002)	$(13,105,228)

Basic and diluted weighted average of Enthusiast common shares outstanding (as reported)	37,872,549	73,367,225

Adjusted for:
Issuance of common shares pursuant to the Transaction	18,250,000	18,250,000
Issuance of common shares pursuant to the Offering	11,500,000	11,500,000
Basic and diluted weighted average of Enthusiast common shares outstanding (pro forma)	67,622,549	103,117,225
Pro forma net loss and comprehensive loss per share, basic and diluted	$(1.20)	$(0.13)

9.	Income tax

The pro forma effective income tax rate applicable to the consolidated operations will be 26.5%.

CERTIFICATE OF THE COMPANY

Dated: August 26, 2020

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada (other than Québec).

(Signed) “Adrian Montgomery”	(Signed) “Alex Macdonald”

Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) “Ben Colabrese”		(Signed) “Alan Friedman”

Director		Director

C-1

CERTIFICATE OF THE UNDERWRITERS

Dated: August 26, 2020

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada (other than Québec).

CANACCORD GENUITY CORP.
(signed)
“Michael Kogan”

PARADIGM CAPITAL INC.
(signed)
“Barry Richards”

HAYWOOD SECURITIES INC.
(signed)
“Campbell Becher”

C-2